     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1999

                                                  REGISTRATION NO. 333-333-74767
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SOFTNET SYSTEMS, INC.

             (Exact name of registrant as specified in its charter)

                        NEW YORK                                                 11-1817252
    (State or other jurisdiction of incorporation or                (I.R.S. Employer Identification No.)
                      organization)

                         ------------------------------

                         650 TOWNSEND STREET, SUITE 225
                            SAN FRANCISCO, CA 94103
                                 (415) 365-2500

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                           DR. LAWRENCE B. BRILLIANT
              VICE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             SOFTNET SYSTEMS, INC.
                         650 TOWNSEND STREET, SUITE 225
                            SAN FRANCISCO, CA 94103
                                 (415) 365-2500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

               THOMAS W. KELLERMAN, ESQ.                                  GREGORY K. MILLER, ESQ.
            Brobeck, Phleger & Harrison LLP                                   Latham & Watkins
                 Two Embarcadero Place                               505 Montgomery Street, Suite 1900
                     2200 Geng Road                                       San Francisco, CA 94111
                  Palo Alto, CA 94303                                          (415) 391-0600
                     (650) 424-0160

                         ------------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.
                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box / /
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          SUBJECT TO COMPLETION,
                                                                  MARCH 30, 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  -----------

This is a public offering of 3,000,000 shares of common stock of SoftNet Systems, Inc. We are selling all of the 3,000,000 shares of common stock offered under this prospectus.

Our common stock is traded on the American Stock Exchange under the symbol "SOF." We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "SOFN."

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                                                       PER
                                                                      SHARE       TOTAL
                                                                    ---------  -----------
Public offering price.............................................  $          $
Underwriting discounts............................................  $          $
Proceeds, before expenses, to SoftNet.............................  $          $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SoftNet has granted the underwriters the right to purchase up to 450,000 shares to cover any over-allotments.

                                 --------------

The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in Baltimore, Maryland
on             , 1999.

BT ALEX. BROWN
            BANCBOSTON ROBERTSON STEPHENS

                         CIBC WORLD MARKETS

                                      WIT CAPITAL CORPORATION

                                                         AS E-MANAGER-TM-

                                         , 1999

INSIDE FRONT COVER

[GRAPHIC: Schematic of connection between ISP channel customer and the Internet]

                               PROSPECTUS SUMMARY

    THIS SUMMARY CONTAINS BASIC INFORMATION ABOUT US AND THIS OFFERING. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES TO THOSE STATEMENTS INCLUDED IN THIS PROSPECTUS. EXCEPT AS OTHERWISE REQUIRED BY THE CONTEXT, REFERENCES IN THIS PROSPECTUS TO "WE," "US," "OUR" OR "SOFTNET" REFER TO THE COMBINED BUSINESS OF SOFTNET SYSTEMS, INC. AND ITS SUBSIDIARIES. THE TERM "YOU" REFERS TO PROSPECTIVE INVESTORS IN THE COMMON STOCK. OUR FISCAL YEAR ENDS ON SEPTEMBER 30. UNLESS OTHERWISE SPECIFIED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVERALLOTMENT OPTION.

                                    SOFTNET

OUR BUSINESS

    We seek to become the dominant cable-based provider of high-speed Internet access and other Internet-related services to homes and businesses in the franchise areas of those cable systems unaffiliated with the seven largest U.S. cable operators and certain other smaller systems. We estimate that our target market comprises over 2,200 systems passing approximately 24.6 million U.S. homes. As of March 3, 1999, we had contracts with 31 cable operators representing 126 cable systems and approximately 1.6 million homes passed. We also plan to target certain other markets including apartment buildings, hotels, hospitals and schools, which significantly increases the size of our market. Though actual speeds may vary, our Internet service, which is marketed using the brand name "ISP Channel," provides residential and business subscribers access to the Internet over the existing cable television infrastructure at speeds up to 50 times faster than 28.8 kilobits per second ("kbps") dial-up access. For example, this increased speed would reduce the required download time for a 10 megabyte file from approximately 46 minutes to under one minute and allow subscribers to benefit from sophisticated multimedia applications and programming. The ISP Channel also offers an intuitive user interface provided through a co-branding agreement with Excite, and local information, news and entertainment customized for each community served.

OUR MARKET OPPORTUNITY

    Many Internet industry analysts believe that cable-based solutions, by virtue of their high performance and relatively low prices, will become the leading method of high-speed Internet access for residential Internet users. Forrester Research estimated in February 1999 that 13 million U.S. households will connect to the Internet via cable modem by 2002. By 2005, Forrester estimates that cable modem subscribers will total 26 million. Annual revenues for the U.S. residential cable-based Internet access market in 2005 are estimated by Forrester to be approximately $11 billion, up from virtually zero in 1997.

    According to Claritas, an independent industry research consultant, in 1997, approximately 92.2 million U.S. households were passed by cable from approximately 11,400 franchised cable systems, virtually all of which we believe can be equipped to provide high-speed Internet access. Approximately 70% of these households are cable subscribers. We estimate that approximately 2,500 of these systems, representing more than 60 million homes passed, are under exclusive contract with competing cable-based Internet access services such as @Home and RoadRunner, both of which are affiliated with large multiple systems operators ("MSOs") including, among others, Cablevision, Comcast, Cox, Media One, TCI and Time Warner. Of the remaining 8,900 systems, our target market comprises over 2,200 systems passing approximately 24.6 million U.S. homes.

OUR STRATEGY

    Our strategy is to enter into exclusive multi-year agreements with cable operators, which enable us to provide high-speed Internet access and other services over the cable operators' networks. We then purchase and install our own networking equipment and servers in the headends of these affiliated cable systems, enabling us to deliver high-speed Internet access to homes and businesses through cable modems and, in the future, through television set-top boxes. In conjunction with our cable affiliates, we market high-speed data services as a premium offering to homes and businesses passed by these affiliates' cable systems. Connectivity from the headend to the Internet is currently provided over a network leased primarily from major telecommunications carriers and is managed by our Network Operations Center ("NOC") located in Mountain View, California.

OUR SERVICES

    Our ISP Channel offering includes the following products and services for residential subscribers: high-speed Internet access using cable modems; directory and search services through our relationship with Excite; video conferencing and other collaborative multimedia applications using our servers; and local content, including planned online communities. Our products and services for businesses include: T1 and fractional T1 high-speed Internet access; remote local area networks ("RLANs") and dial-up Internet access; Web hosting and co-location; online commerce applications; and virtual private networks ("VPNs"). Using the ISP Channel platform, we plan to market additional cable-based services, including IP telephony and high-speed Internet access using television set-top boxes. Our agreements with cable affiliates generally give us the right to offer these additional services over the cable affiliates' networks.

OUR HISTORY

    We began offering dial-up and dedicated Internet services in June 1996 and cable-based Internet services in the fourth calendar quarter of 1997. As of March 3, 1999, we had contracts for our ISP Channel service with 31 cable operators representing 126 cable systems and approximately 1.6 million homes passed. Twenty-three of these systems, representing over 264,000 homes passed, have been equipped and have begun offering our services. As of March 3, 1999, we had approximately 2,200 residential and business subscribers to our ISP Channel service and we also provided dial-up and dedicated Internet access to approximately 1,100 residential and business subscribers.

RECENT EVENTS

    We are in the process of implementing a new strategy focusing solely on our ISP Channel services. On February 12, 1999, we completed the divestiture of our telecommunications business, Kansas Communications, Inc. ("KCI"), for an aggregate sale price of approximately $6.3 million. In addition, on February 9, 1999, we acquired Intelligent Communications, Inc., a two-way satellite based Internet access company, for an aggregate purchase price of approximately $15.5 million. We have also agreed to sell our document management business, Micrographic Technology Corporation ("MTC"), for an aggregate sale price of approximately $4.9 million. In addition, in March 1999 we agreed to issue 660,000 shares of common stock to Teleponce Cable TV, Inc. for $15,000,000.

                                 --------------

    We were incorporated in the State of New York in 1956. However, there is a proposal before our shareholders to reincorporate the Company in Delaware, which will be voted upon at our Annual Meeting on April 13, 1999. See "Management--Reincorporation." Our address is 650 Townsend Street, Suite 225, San Francisco, California, 94103, and our telephone number is (415) 365-2500.

                                  THE OFFERING

Common stock offered by SoftNet..............  3,000,000 shares

Shares of common stock to be outstanding       13,412,866 shares
  after the offering(1)......................

Use of proceeds..............................  To fund expenditures in connection with the growth of the ISP Channel business, and for
                                               general corporate purposes. See "Use of
                                               Proceeds."

American Stock Exchange symbol...............  SOF

Proposed Nasdaq National Market symbol.......  SOFN

------------------------

(1) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 26, 1999 and does not include the following:

    - 1,209,012 shares of common stock subject to options issued at a weighted average exercise price of $7.81 per share, with 45,601 shares of common stock reserved for future issuance;

    - 1,626,050 shares of common stock subject to options issued at a weighted average exercise price of $11.08 per share, which issuances are subject to shareholder approval, with an additional 373,950 shares of common stock reserved for future issuance also subject to shareholder approval;

    - warrants to purchase 925,063 shares of common stock at a weighted average exercise price of $12.27 per share;

    - 847,266 shares of common stock to be issued upon conversion of the Series C Preferred Stock assuming a conversion price of $9.00 per share;

    - 88,889 shares of common stock to be issued upon conversion of the 6% convertible debentures due 2002 assuming a conversion price of $8.10 per share;

    - 205,247 shares of common stock to be issued upon conversion of the 9% convertible debentures due 2000 assuming a conversion price of $6.75 per share;

    - 175,000 shares of common stock to be issued upon conversion of the 5% convertible debentures due 2002 assuming a conversion price of $8.25 per share;

    - 705,882 shares of common stock to be issued upon conversion of the 9% senior subordinated convertible notes due 2001 assuming a conversion price of $17.00 per share; and

    - 1,448,042 shares of common stock reserved under our Cable Affiliates Plan.

          On August 31, 1998, we agreed to issue 7,500 shares of Series D Preferred Stock and warrants to purchase an additional 93,750 shares of common stock. Such stock and warrants have not been issued as of the date hereof. In addition, we issued warrants to purchase an additional 26,250 shares of common stock as a financial advisory fee in connection with certain financings. Conversions subject to these issuances are subject to shareholder approval. In addition, in March 1999 we agreed to issue to Teleponce Cable TV, Inc. 660,000 shares of common stock. See "Description of Capital Stock" for a more detailed description of our securities.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following summary consolidated financial data should be read in conjunction with our consolidated financial statements and their related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The consolidated statement of operations data for the five years ended September 30 is derived from, and is qualified by reference to, the audited consolidated financial statements and their related notes, the past three years of which are included in this prospectus. The consolidated statement of operations data for the three months ended December 31, 1997 and 1998 and the consolidated balance sheet data as at December 31, 1998 are derived from, and qualified by reference to, our unaudited consolidated financial statements and their related notes included in this prospectus. While we intend to sell MTC, MTC has not been accounted for as a discontinued operation because its sale is dependent on shareholder approval.

                                                                                                          THREE MONTHS ENDED
                                                                YEAR ENDED SEPTEMBER 30,                     DECEMBER 31,
                                                  -----------------------------------------------------  --------------------
                                                    1994       1995       1996       1997       1998       1997       1998
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Internet services...........................  $      --  $      --  $     167  $   1,008  $   1,018  $     215  $     444
    MTC.........................................         --      1,088     19,417     20,330     13,042      2,660      3,852
    Other.......................................        188         --         --         --         --         --         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total revenues..........................        188      1,088     19,584     21,338     14,060      2,875      4,296
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Cost of revenues..............................        172        783     11,375     11,935     10,628      2,249      2,967
  Selling, engineering, general and
    administrative..............................      1,180      7,548     10,921     11,191     19,265      2,638      7,339
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Loss from continuing operations...............     (1,164)    (7,243)    (2,712)    (1,788)   (15,833)    (2,012)    (6,010)
  Interest expense..............................       (601)      (456)    (1,220)    (1,145)    (1,416)      (330)      (569)
  Other income..................................          2          5      5,708         49        320         72        217
  Income (loss) from discontinued operations....        335     (1,962)    (1,812)       739        (73)      (108)       139
  Loss from extraordinary items.................         --         --     (6,061)      (486)        --         --         --
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss......................................     (1,428)    (9,656)    (6,097)    (2,631)   (17,002)    (2,378)    (6,223)
  Preferred dividends...........................         --         --         --         --       (343)        --       (243)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss applicable to common shares..........  $  (1,428) $  (9,656) $  (6,097) $  (2,631) $ (17,345) $  (2,378) $  (6,466)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss per share:
    Diluted.....................................  $   (0.38) $   (2.22) $   (1.05) $   (0.40) $   (2.35) $   (0.34) $   (0.77)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Shares used in per share calculations:
    Diluted.....................................      3,802      4,353      5,819      6,627      7,391      6,941      8,374
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                                          AS OF DECEMBER 31, 1998
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(1)
                                                                                         ---------  --------------
                                                                                              (UNAUDITED) (IN
                                                                                                THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash.................................................................................  $   4,329    $  104,026
  Total assets.........................................................................     29,710       129,407
  Total long-term liabilities..........................................................      9,948         9,948
  Redeemable convertible preferred stock...............................................     15,754        15,754
  Total shareholders' equity (deficit).................................................     (9,795)       89,902

------------------------------

(1) Reflects, after deducting commissions and estimated offering expenses, the net proceeds of the sale of the common stock in this offering at an assumed public offering price of $35.75 per share.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE CANNOT ASSURE YOU THAT WE WILL BE PROFITABLE BECAUSE WE HAVE OPERATED OUR
  INTERNET SERVICES BUSINESS ONLY FOR A SHORT PERIOD OF TIME

    We are in the process of selling our non-Internet related subsidiaries to focus on substantial expansion of our Internet subsidiary, ISP Channel, Inc. We cannot assure you that our ability to develop or maintain strategies and business operations for the ISP Channel services will achieve positive cash flow and profitability. We acquired ISP Channel, Inc. in June 1996. As such, we have very limited operating history and experience in the Internet services business. The successful expansion of the ISP Channel services will require strategies and business operations that differ from those we have historically employed. To be successful, we must develop and market products and services that are widely accepted by consumers and businesses at prices that provide cash flow sufficient to meet our debt service, capital expenditures and working capital requirements.

OUR BUSINESS MAY FAIL IF THE INDUSTRY AS A WHOLE FAILS OR OUR PRODUCTS AND
  SERVICES DO NOT GAIN COMMERCIAL ACCEPTANCE

    It has become feasible to offer Internet services over existing cable lines and equipment on a broad scale only recently. There is no proven commercial acceptance of cable-based Internet services and none of the companies offering such services are currently profitable. It is currently very difficult to predict whether providing cable-modem Internet services will become a viable industry.

    The success of the ISP Channel service will depend upon the willingness of new and existing cable subscribers to pay the monthly fees and installation costs associated with the service and to purchase or lease the equipment necessary to access the Internet. Accordingly, we cannot predict whether our pricing model will prove to be viable, whether demand for our services will materialize at the prices we expect to charge, or whether current or future pricing levels will be sustainable. If we do not achieve or sustain such pricing levels or if our services do not achieve or sustain broad market acceptance, then our business, financial condition, and prospects will be materially adversely affected.

OUR CONTINUED NEGATIVE CASH FLOW AND NET LOSSES MAY DEPRESS STOCK PRICES

    Our continued negative cash flow and net losses may result in depressed market prices for our common stock. We cannot assure you that we will ever achieve favorable operating results or profitability. We have sustained substantial losses over the last five fiscal years. For the fiscal year ended September 30, 1998, we had a net loss of $17.3 million and for the three months ended December 31, 1998, we had a net loss of $6.5 million. As of December 31, 1998, we had an accumulated shareholders' deficit of approximately $9.8 million. We expect to incur substantial additional losses and experience substantial negative cash flows as we expand the ISP Channel service. The costs of expansion will include expenses incurred in connection with:

    - inducing cable affiliates to enter into exclusive multi-year contracts with us;

    - installing the equipment necessary to enable our cable affiliates to offer our services;

    - research and development of new product and service offerings;

    - the continued development of our direct and indirect selling and marketing efforts; and

    - possible charges related to acquisitions, divestitures, business alliances or changing technologies, including the acquisition of Intelligent Communications, Inc.

IF WE DO NOT ACHIEVE CASH FLOWS SUFFICIENT TO SUPPORT OUR OPERATIONS, WE MAY BE
  UNABLE TO IMPLEMENT OUR BUSINESS PLAN

    The development of our business will require substantial capital infusions as a result of:

    - our need to enhance and expand product and service offerings to maintain our competitive position and increase market share; and

    - the substantial investment in equipment and corporate resources required by the continued national launching of the ISP Channel service.

    In addition, we anticipate that the majority of cable affiliates with one-way cable systems will eventually upgrade their cable infrastructure to two-way cable systems, at which time we will have to upgrade our equipment on any affected cable system to handle two-way transmissions. We cannot accurately predict whether or when we will ultimately achieve cash flow levels sufficient to support our operations, development of new products and services, and expansion of the ISP Channel service. Unless we reach such cash flow levels, we will require additional financing to provide funding for operations. In the event we complete a long-term debt financing, we will be highly leveraged and such debt securities will have rights or privileges senior to those of our current shareholders. In the event that equity securities are issued to raise additional capital, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common stock. In the event that we cannot generate sufficient cash flow from operations, or are unable to borrow or otherwise obtain additional funds on favorable terms to finance operations when needed, our business, financial condition, and prospects would be materially adversely affected.

THE UNPREDICTABILITY OF OUR QUARTER-TO-QUARTER RESULTS MAY ADVERSELY AFFECT THE
  TRADING PRICE OF OUR COMMON STOCK

    We cannot predict with any significant degree of certainty our quarter-to-quarter operating results. As a result, we believe that period-to-period comparisons of our revenues and results of operations are not necessarily meaningful and you should not rely upon them as indicators of future performance. It is likely that in one or more future quarters our results may fall below the expectations of analysts and investors. In such event, the trading price of our common stock would likely decrease. Many of the factors that cause our quarter-to-quarter operating results to be unpredictable are largely beyond our control.

    These factors include, among others:

    - the number of subscribers who retain our Internet services;

    - our ability and that of our cable affiliates to coordinate timely and effective marketing strategies, in particular, our strategy for marketing the ISP Channel service to subscribers in such affiliates' local cable areas;

    - the rate at which our cable affiliates can complete the installations required to initiate service for new subscribers;

    - the amount and timing of capital expenditures and other costs relating to the expansion of the ISP Channel service;

    - competition in the Internet or cable industries; and

    - changes in law and regulation.

WE WILL RECORD AN EXPENSE RELATED TO OUR ISSUANCE OF STOCK OPTIONS PURSUANT TO
  OUR 1998 STOCK INCENTIVE PLAN THAT MAY HAVE A NEGATIVE IMPACT ON OUR FINANCIAL CONDITION

    Through March 26, 1999, we have committed to grant stock options to purchase 1,626,050 shares of common stock under our 1998 Stock Option Plan at exercise prices ranging from $7.38 to $18.81. Our shareholders have not approved the 1998 Stock Option Plan and we are unable to grant options to which we have committed until the 1998 Stock Option Plan is approved. As a result, upon approval of the 1998 Stock Option Plan, we will be required to record a compensation expense equal to the excess, if any, of the fair market price on the date of shareholder approval over the exercise price of the committed option grants. The amount of compensation expense will be recognized over the vesting period of the option. The expense may have a negative impact on our financial condition.

EXISTING CONTRACTUAL OBLIGATIONS ALLOW FOR ADDITIONAL ISSUANCES OF COMMON STOCK
  UPON A MARKET PRICE DECLINE, WHICH COULD FURTHER ADVERSELY AFFECT THE MARKET PRICE FOR OUR COMMON STOCK

    The total number of shares of our common stock underlying all of our convertible securities, assuming the maximum amounts that we could be obligated to issue without our consent, is 6,175,993, which would have been 38.8% of our outstanding common stock as of March 2, 1999, assuming such shares would have been issued as of such date. The issuance of common stock as a result of these obligations could result in immediate and substantial dilution to the holders of our common stock. We are obligated to issue up to 2,758,406 shares of our common stock on the exercise of warrants and options and the conversion of certain of our convertible debt. Our preferred stock and 9% senior subordinated convertible notes due 2001 could convert into an additional 3,417,587 shares of common stock without our consent. However, we do not know the exact number of shares of our common stock that we will issue upon conversion of these securities because they potentially have floating conversion prices based on the average market prices of the common stock for a number of trading days immediately prior to conversion.

    The floating conversion price feature of the Series C Preferred Stock, and 9% senior subordinated convertible notes due 2001 begin May 29, 1999 and July 1, 1999, respectively. Generally, decreases in the market price of the common stock below their initial conversion prices would result in more shares of common stock being issued upon their conversion. The 3,417,587 shares underlying our preferred stock and 9% senior subordinated convertible notes due 2001 assumes that the stockholders approve the issuance of in excess of 19.99% of our outstanding common stock in connection with conversion of our preferred stock. We are seeking such approval at our 1999 Annual Meeting.

    The following table sets forth the number of shares of common stock issuable upon conversion of the outstanding preferred stock and our 9% senior subordinated convertible notes due 2001 and percentage ownership (as determined in accordance with the rules of the SEC) that each represents assuming:

    - the market price of the common stock is 25%, 50%, 75% and 100% of the market price of the common stock on March 2, 1999, which was $21.06 per share;

    - the floating conversion price feature of the preferred stock and 9% senior subordinated convertible notes due 2001 was in effect;

    - the maximum conversion prices of the preferred stock was not adjusted as provided in our certificate of incorporation;

    - the conversion price was equal to the market price at the time of conversion in the event the market price was less than the maximum conversion price; and

    - the 1,717,587 share limit with respect to the 9% senior subordinated convertible notes was not in effect. See "--Risks associated with 9% senior subordinated convertible note financing."

    On March 2, 1999, there were 9,741,931 shares of common stock, 7,625.39 shares of Series C Preferred Stock and $12,000,000 principal amount under the 9% senior subordinated convertible notes due 2001 outstanding. In the event that more than 2,000,000 shares of common stock would be required to fully convert the Series C Preferred Stock, we must either honor conversion requests over the 2,000,000 share limit or redeem the remaining Series C Preferred Stock for cash, at its stated value of $1,000 per share plus accrued but unpaid dividends.

                                                                        9% SENIOR
                                                   SERIES C            SUBORDINATED
                                               PREFERRED STOCK      CONVERTIBLE NOTES           TOTAL
                                             --------------------  --------------------  --------------------
               PERCENTAGE OF                  SHARES                SHARES                SHARES
               MARKET PRICE                  UNDERLYING     %      UNDERLYING     %      UNDERLYING     %
-------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
25% ($5.27)................................  1,448,317       12.9  2,279,202       19.0  3,727,519       27.7
50% ($10.53)...............................    847,266        8.0  1,139,601       10.5  1,986,867       16.9
75% ($15.80)...............................    847,266        8.0    759,734        7.2  1,607,000       14.2
100% ($21.06)..............................    847,266        8.0    705,882        6.8  1,553,148       13.8

    DILUTION MAY RESULT IN A DECREASE IN THE MARKET PRICE OF OUR COMMON STOCK

    To the extent any of these shares of common stock are issued, the market price of our common stock may decrease because of the additional shares on the market. If the actual price of the common stock decreases, the holders of our preferred stock and 9% senior subordinated convertible notes could convert into greater amounts of common stock, the sales of which could further depress the stock price. In addition, any significant downward pressure on the market price of the common stock that may be caused by the holders of the preferred stock or 9% senior subordinated convertible notes converting and selling material amounts of common stock could encourage short sales by such holders or others. Such short sales could place further downward pressure on the price of our common stock. There are several factors that influence the market price of our common stock. See "--Our stock price is volatile."

    THE OWNERSHIP LIMITATIONS IN OUR CERTIFICATE OF INCORPORATION MAY NOT
     PROTECT AGAINST DILUTION

    Our certificate of incorporation does not allow us to issue shares of our common stock to holders of our preferred stock or 9% senior subordinated convertible notes if such issuance would result in such holders beneficially owning more than 4.99% of our outstanding common stock. The 4.99% ownership limitation does not prevent the holders from converting into common stock and then selling such common stock to stay below the limitation, except that such holders cannot convert into more than 19.99% of our common stock unless we have received shareholder approval. We are seeking shareholder approval for conversions of our preferred stock in excess of 19.99% at our 1999 Annual Meeting.

WE MAY BE REQUIRED TO MAKE CASH PAYMENTS TO HOLDERS OF PREFERRED STOCK

    We may be required to make cash payments to holders of the Series C Preferred Stock if we do not obtain shareholder approval prior to issuing in the aggregate more than 19.99% of our common stock upon conversion of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and related warrants. Such cash payments would adversely affect our financial condition and ability to implement our business plan for ISP Channel. In addition, we will be required to raise funds elsewhere, which could be difficult in the event shareholder approval is not obtained. If we do not receive shareholder approval as we are required, there can be no assurance that we would be able to obtain adequate sources of additional capital.

    We would be required to make such cash payments in the event the holders of the Series C Preferred Stock attempted to convert over the 19.99% limit. The cash payments would be equal to the number of shares of common stock that we could not issue because of the 19.99% limit multiplied by the market price at the time of the attempted conversion.

    In addition, in the event the 2,000,000 share limit is reached with respect to the Series C Preferred Stock, we must either honor conversion requests or redeem in cash the remaining Series C Preferred Stock. The market price of our common stock would have to fall to $3.75 or below for five days within a thirty day trading period to reach the 2,000,000 share limit.

    The following table sets forth the amount of such cash payment assuming:

    - the market price of the common stock is 25%, 50%, 75%, 100%, 125%, 150% and 175% of the market price of the common stock on March 2, 1999, which was $21.06 per share;

    - the floating conversion price feature of the Series C Preferred Stock was in effect;

    - the maximum conversion price of the Series C Preferred Stock was not increased; and

    - the conversion price was equal to the market price at the time of conversion in the event the market price was less than the maximum conversion price.

    The actual cash payments may be significantly greater than those listed if the market price of our common stock increases above $36.86. In addition, the floating conversion price feature is based on the average market prices of the common stock for a number of trading days immediately prior to conversion. Therefore, cash payments may also be significantly greater than those listed if the market price of our common stock at the time of attempted conversion was not equal to the conversion price.

                            CASH PAYMENT FOR
                         ATTEMPTED CONVERSIONS
PERCENTAGE OF               OF THE SERIES C
MARKET PRICE                PREFERRED STOCK
-----------------------  ----------------------
25% ($5.27)                   $  7,491,577
50% ($10.53)                     8,654,079
75% ($15.80)                    12,981,119
100% ($21.06)                   17,308,159
125% ($26.33)                   21,635,199
150% ($31.59)                   25,962,238
175% ($36.86)                   30,289,278

RISKS ASSOCIATED WITH 9% SENIOR SUBORDINATED CONVERTIBLE NOTE FINANCING

    The agreements with the purchasers of the 9% senior subordinated convertible notes and warrants contain terms and covenants that could result in substantial dilution to our stockholders. The financing could also make future financings and loans and merger and acquisition activities more difficult and could require us to expend substantial amounts of cash in order to satisfy our obligations under the financing agreements. See "Description of Certain Indebtedness--9% Senior Subordinated Convertible Notes and Related Warrants."

    RESTRICTIONS ON MERGERS AND CONSOLIDATIONS

    Certain provisions could discourage some potential purchasers by making an acquisition of our Company or an asset sale more difficult and expensive, including:

    - participation by the holders of the 9% senior subordinated convertible notes due 2001 with the holders of the common stock in the proceeds of a merger or consolidation with a public company as if the 9% senior subordinated convertible notes due 2001 were fully converted into common stock on the trading day immediately preceding the public announcement of such merger or consolidation;

    - similar participation by the holders of the related warrants in the event our merger or consolidation with another company would constitute a dilutive event under the terms of the warrants; and

    - prohibition against selling or transferring all or substantially all of our assets without prior approval of the holders of the 9% senior subordinated convertible notes due 2001.

    Certain covenants made and default provisions agreed to, in connection with the issuance of the 9% senior subordinated convertible notes may also have the effect of limiting our ability to obtain additional financing and issue other securities. We have also agreed, until July 1, 1999, to grant the holders of the 9% senior subordinated convertible notes a right of first refusal with respect to certain issuances of common stock or securities convertible, exchangeable or exercisable for common stock. In addition, we are prohibited from obtaining additional senior indebtedness for borrowed money in excess of an aggregate of $12.0 million unless such indebtedness expressly provides that it is not senior or superior to the 9% senior subordinated convertible notes.

    CONVERSION OF THE 9% SENIOR SUBORDINATED CONVERTIBLE NOTES WOULD RESULT IN
     DILUTION TO THE HOLDERS OF OUR COMMON STOCK

    After six months from the date of issuance, the 9% senior subordinated convertible notes are convertible into shares of our common stock at variable rates based on future trading prices of our common stock and on events that may occur in the future. The number of shares of common stock that may ultimately be issued upon conversion is therefore presently indeterminable and could fluctuate significantly based on the issuance by us of other securities. The 9% senior subordinated convertible notes and related warrants also have anti-dilution protection and may require the issuance of more shares than originally anticipated. These factors may result in substantial future dilution to the holders of our common stock.

    CERTAIN PROVISIONS OF THE 9% SENIOR SUBORDINATED CONVERTIBLE NOTES MAY HAVE
     NEGATIVE ACCOUNTING CONSEQUENCES

    In addition to the foregoing, the cross default provisions to our debt instruments and other terms of the 9% senior subordinated convertible notes, under certain circumstances, could lead to a significant accounting charge to earnings and could materially adversely affect our business, results of operations and condition. Such a charge and potential other future charges relating to the provisions of the 9% senior subordinated convertible notes financing agreements may negatively impact our earnings (loss) per share and the market price of our common stock both currently and in future periods. The convertibility features of such 9% senior subordinated convertible notes and subsequent sales of the common stock underlying both it and the warrants could materially adversely affect our valuation and the market trading price of our shares of common stock.

    WE MAY BE REQUIRED TO MAKE CASH PAYMENTS TO THE HOLDERS OF THE 9% SENIOR
     SUBORDINATED CONVERTIBLE NOTES

    In addition, the terms of the 9% senior subordinated convertible notes prohibit their holders from converting such notes into more than 1,717,587 shares of our common stock. In the event that we cannot honor conversions of the 9% senior subordinated convertible notes because they would result in greater than an aggregate of 1,717,587 shares of common stock being issued upon such conversions, then we must convert such outstanding principal amount up to the 1,717,587 limit and prepay the remaining outstanding principal amount.

    We may be required to prepay the 9% senior subordinated convertible notes if:

    - the holders of the 9% senior subordinated convertible notes have already converted into 1,717,587 shares of common stock and there remains a balance of such notes unconverted; or

    - the holders of the 9% senior subordinated convertible notes cannot otherwise convert or resell the common stock issued upon conversion.

    Such cash payments would adversely affect our financial condition and ability to implement the business plan for ISP Channel, Inc. In addition, we would be required to raise funds elsewhere, and we cannot assure you that we would be able to obtain adequate sources of additional capital.

    We would not reach the 1,717,587 share limit unless the floating conversion price feature were in effect and the market price of the common stock fell below $6.99. If the market price of the common stock was $5.27, which is 25% of the market price of the common stock as of March 2, 1999, we would be required to make cash payments of $2,948,317. This amount does not take into account any interest that accrues on the outstanding principal amount of the 9% senior subordinated convertible notes. This amount also assumes that the market price at the time of conversion and the conversion price were equal. The market price at the time of conversion and the conversion price potentially could not be equal because the conversion price is calculated using market prices during the thirty days prior to conversion.

    In addition, if the holders of the 9% senior subordinated convertible notes cannot convert or resell the common stock issued upon conversion other than because the 1,717,587 share limit is reached, the terms of the 9% senior subordinated convertible notes, in addition to other remedies, permit the holders to require us to redeem the notes at up to 112% of the then outstanding principal amount plus accrued interest. The maximum amount of such cash payments, assuming the market price and the conversion price were equal, is $13,440,000, without taking into account any interest that would accrue. If the market price and the conversion price are not equal, then the maximum amount of such cash payments could be significantly higher.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN IF OUR
  RELATIONSHIP WITH OUR CABLE AFFILIATES IS NEGATIVELY IMPACTED

    The success of our business depends upon our relationship with our cable affiliates. Therefore, our success and future business growth will be substantially affected by economic and other factors affecting our cable affiliates.

    WE DO NOT HAVE DIRECT CONTACT WITH OUR SUBSCRIBERS

    Because subscribers to the ISP Channel service must subscribe through a cable affiliate, the cable affiliate (and not SoftNet) will substantially control the customer relationship with the subscriber. For example, under many of our existing contracts, cable affiliates are responsible for important functions, such as billing for and collecting ISP Channel subscription fees and providing the labor and costs associated with distribution of local marketing materials.

    FAILURE OR DELAY BY CABLE OPERATORS TO UPGRADE THEIR SYSTEMS MAY ADVERSELY
     AFFECT SUBSCRIPTION LEVELS

    Certain ISP Channel services are dependent on the quality of the cable networks of our cable affiliates. Currently, most cable systems are capable of providing only information from the Internet to the subscribers, and require a telephone line to carry information from the subscriber to the Internet. These systems are called "one-way" cable systems. Several cable operators have announced and begun making upgrades to their systems to increase the capacity of their networks and to enable traffic both to and from the Internet over their networks, so-called "two-way capability." However, cable system operators have limited experience with implementing such upgrades. These investments have placed a significant strain on the financial, managerial, operational and other resources of cable system operators, many of which already maintain a significant amount of debt.

    Further, cable operators must periodically renew their franchises with city, county or state governments. These governmental bodies may impose technical and managerial conditions before granting a renewal, and these conditions may adversely affect the cable operator's ability to implement such upgrades.

    In addition, many cable operators may emphasize increasing television programming capacity to compete with other forms of entertainment delivery systems, such as direct broadcast satellite, instead of upgrading their networks for two-way Internet capability. Such upgrades have been, and we expect will continue to be, subject to change, delay or cancellation. Cable operators' failure to complete these upgrades in a timely and satisfactory manner, or at all, would adversely affect the market for our products and services in any such operators' franchise area. In addition, cable operators may roll-out Internet access systems that are incompatible with our high-speed Internet access services. Any of these actions could have a material adverse effect on our business, financial condition, and prospects.

THE UNAVAILABILITY OF TWO-WAY CAPABILITY IN CERTAIN MARKETS MAY NEGATIVELY
  AFFECT SUBSCRIPTION LEVELS

    We provide Internet services to both one-way and two-way cable systems. For one-way cable systems, subscribers receive Internet services over cable systems and transmit data to the Internet using a telephone line return path. In those circumstances, our services may not provide the high speed access, quality of experience and availability of certain applications necessary to attract and retain subscribers to the ISP Channel service. Subscribers using a conventional telephone line return path will experience upstream data transmission speeds to the Internet that are provided by their analog modems which is typically 56 kbps or less. It is not clear what impact the lack of two-way capability will have on subscription levels for the ISP Channel service.

IF WE DO NOT OBTAIN EXCLUSIVE ACCESS TO CABLE SUBSCRIBERS, WE MAY NOT BE ABLE TO
  SUSTAIN ANY MEANINGFUL GROWTH

    The success of the ISP Channel service is dependent, in part, on our ability to gain exclusive access to cable consumers. Our ability to gain exclusive access to cable customers depends upon our ability to develop exclusive relationships with cable operators that are dominant within their geographic markets. We cannot assure you that affiliated cable operators will not face competition in the future or that we will be able to establish and maintain exclusive relationships with cable affiliates. Currently, a number of our contracts with cable operators do not contain exclusivity provisions. Even if we are able to establish and maintain exclusive relationships with cable operators, we cannot assure the ability to do so on favorable terms or in sufficient quantities to be profitable. In addition, we will be excluded from providing Internet over cable in those areas served by cable operators with exclusive arrangements with other Internet service providers. Our contracts with cable affiliates typically range from three to seven years, and we cannot assure you that such contracts will be renewed on satisfactory terms. If the exclusive relationship between either us and our cable affiliates or between our cable affiliates and their cable subscribers is impaired, if we do not become affiliated with a sufficient number of cable operators, or if we are not able to continue our relationship with a cable affiliate once the initial term of its contract has expired, our business, financial condition and prospects could be materially adversely affected.

FAILURE TO INCREASE REVENUES FROM NEW PRODUCTS AND SERVICES, WHETHER DUE TO LACK
  OF MARKET ACCEPTENCE, COMPETITION, TECHNOLOGICAL CHANGE OR OTHERWISE, WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS

    We expect to continue extensive research and development activities and to evaluate new product and service opportunities. These activities will require our continued investment in research and development and sales and marketing, which could adversely affect our short-term results of operations. We believe that future revenue growth and profitability will depend in part on our ability to develop and successfully market new products and services. Failure to increase revenues from new products and services, whether due to lack of market acceptance, competition, technological change or otherwise, would have a material adverse effect on our business financial condition and prospects.

IF WE FAIL TO MANAGE OUR EXPANDING BUSINESS EFFECTIVELY, OUR BUSINESS, FINANCIAL
  CONDITION AND PROSPECTS COULD BE ADVERSELY AFFECTED

    To exploit fully the market for our products and services, we must rapidly execute our sales strategy while managing anticipated growth through the use of effective planning and operating procedures. To manage our anticipated growth, we must, among other things:

    - continue to develop and improve our operational, financial and management information systems;

    - hire and train additional qualified personnel;

    - continue to expand and upgrade core technologies; and

    - effectively manage multiple relationships with various customers, suppliers and other third parties.

    Consequently, such expansion could place a significant strain on our services and support operations, sales and administrative personnel and other resources. We may, in the future, also experience difficulties meeting demand for our products and services. Additionally, if we are unable to provide training and support for our products, it will take longer to install our products and customer satisfaction may be lower. We cannot assure that our systems, procedures or controls will be adequate to support our operations or that management will be able to exploit fully the market for our products and services. Our failure to manage growth effectively could have a material adverse effect on our business, financial condition and prospects.

IF CABLE AFFILIATES ARE UNABLE TO RENEW THEIR FRANCHISES OR WE ARE UNABLE TO
  AFFILIATE WITH REPLACEMENT OPERATORS, OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED

    Cable television companies operate under non-exclusive franchises granted by local or state authorities that are subject to renewal and renegotiation from time to time. A franchise is generally granted for a fixed term ranging from five to 15 years, but in many cases the franchise may be terminated if the franchisee fails to comply with the material provisions of the franchise. The Cable Television Consumer Protection and Competition Act of 1992 prohibits franchising authorities from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises. This Act also permits municipal authorities to operate cable television systems in their communities without franchises. We cannot assure that cable television companies having contracts with us will retain or renew their franchises. Non-renewal or termination of any such franchises would result in the termination of our contract with the applicable cable operator. If an affiliated cable operator were to lose its franchise, we would seek to affiliate with the successor to the franchisee. We cannot, however, assure an affiliation with such successor. In addition, affiliation with a successor could result in additional costs to us. If we cannot affiliate with replacement cable operators, our business, financial condition and prospects could be materially adversely affected.

WE MAY LOSE CABLE AFFILIATES THROUGH THEIR ACQUISITION WHICH COULD HAVE A
  MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS

    Under many of our contracts, if a cable affiliate is acquired and the acquiring company chooses not to enter into a contract with us, we may lose our ability to offer Internet services in the area served by such former cable affiliate entirely or on an exclusive basis. Such a loss could have a material adverse effect on our business, financial condition and prospects.

WE DEPEND ON THIRD-PARTY TECHNOLOGY TO DEVELOP AND INTRODUCE TECHNOLOGY WE USE
  AND THE ABSENCE OF, OR ANY SIGNIFICANT DELAY IN THE REPLACEMENT OF, THIRD-PARTY TECHNOLOGY WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS

    The markets for the products and services we use are characterized by the following:

    - intense competition;

    - rapid technological advances;

    - evolving industry standards;

    - changes in subscriber requirements;

    - frequent new product introductions and enhancements; and

    - alternative service offerings.

    Because of these factors, we have chosen to rely upon third parties to develop and introduce technologies that enhance our current product and service offerings. If our relationship with such third parties is impaired or terminated, then we would have to find other developers on a timely basis or develop our own technology. We cannot predict whether we will be able to obtain the third-party technology necessary for continued development and introduction of new and enhanced products and services. In addition, we cannot predict whether we will obtain third-party technology on commercially reasonable terms or replace third-party technology in the event such technology becomes unavailable, obsolete or incompatible with future versions of our products or services. The absence of or any significant delay in the replacement of third-party technology would have a material adverse effect on our business, financial condition and prospects.

WE DEPEND ON THIRD-PARTY SUPPLIERS FOR CERTAIN KEY PRODUCTS AND SERVICES AND ANY
  INABILITY TO OBTAIN SUFFICIENT KEY COMPONENTS OR TO DEVELOP ALTERNATIVE SOURCES FOR SUCH COMPONENTS COULD RESULT IN DELAYS OR REDUCTIONS IN OUR PRODUCT SHIPMENTS

    We currently depend on a limited number of suppliers for certain key products and services. In particular, we depend on Excite, Inc. for national content aggregation, 3Com Corporation and Com21, Inc. for headend and cable modem equipment, Cisco Systems, Inc. for specific network routing and switching equipment, and, among others, MCIWorldCom, Inc. for national Internet backbone services. Excite recently announced that it is being acquired by one of our primary competitors, @Home. If, due to this acquisition, Excite were to terminate its contract with us prior to the contract's expiration in November 1999, or not to extend the contract at that time, we would need to find a new provider of national content aggregation. Additionally, certain of our cable modem and headend equipment suppliers are in litigation over their patents. We could experience disruptions in the delivery or increases in the prices of products and services purchased from vendors as a result of this intellectual property litigation. We cannot predict when delays in the delivery of key components and other products may occur due to shortages resulting from the limited number of suppliers, the financial or other difficulties of such suppliers or the possible limited availability in the suppliers' underlying raw materials. In addition, we may not have adequate remedies against such third parties as a result of breaches of their agreements with us. The inability to obtain sufficient key components or to develop alternative sources for such components could result in delays or reductions in our product shipments. If that were to happen, it could have a material adverse effect on our customer relationships, business, financial condition, and prospects.

WE DEPEND ON THIRD-PARTY CARRIERS TO MAINTAIN THEIR CABLE SYSTEMS WHICH CARRY
  OUR DATA AND ANY INTERRUPTION OF OUR OPERATIONS DUE TO THE FAILURE TO MAINTAIN THEIR CABLE SYSTEMS WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS

    Our success will depend upon the capacity, reliability and security of the network used to carry data between our subscribers and the Internet. A significant portion of such network is owned by third parties, and accordingly we have no control over its quality and maintenance. We rely on cable operators to maintain their cable systems. In addition, we rely on other third parties to provide a connection from the cable system to the Internet. Currently, we have transit agreements with MCIWorldCom, Sprint, and others to support the exchange of traffic between our network operations center, cable system and the Internet. The failure of any other link in the delivery chain resulting in an interruption of our operations would have a material adverse effect on our business, financial condition and prospects.

ANY INCREASE IN COMPETITION COULD REDUCE OUR GROSS MARGINS, REQUIRE INCREASED
  SPENDING BY US ON RESEARCH AND DEVELOPMENT AND SALES AND MARKETING, AND OTHERWISE MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS

    The markets for our products and services are intensely competitive, and we expect competition to increase in the future. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or online content than we can. Our ability to compete may be further impeded if, as evidenced by the recent merger between AT&T and TCI, competitors utilizing different or the same technologies seek to merge to enhance their competitive strengths. We cannot predict whether we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not materially adversely affect our business, financial condition, prospects or ability to repay our debts. Any increase in competition could reduce our gross margins, require increased spending by us on research and development and sales and marketing, and otherwise materially adversely affect our business, financial condition and prospects.

    We face competition from many sources, which include:

    - Other cable-based access providers;

    - Telephone-based access providers; and

    - Alternative technologies.

    CABLE-BASED ACCESS PROVIDERS

    In the cable-based segment of the Internet access industry, we compete with other cable-based data services that are seeking to contract with cable system operators. These competitors include:

    - systems integrators such as Convergence.com, Online System Services, HSAnet and Frontier Communications' Global Center business; and

    - Internet service providers such as Earthlink Network, Inc., MindSpring Enterprises, Inc., and IDT Corporation.

    Several cable system operators have begun to provide high-speed Internet access services over their existing networks. The largest of these cable system operators are CableVision, Comcast, Cox, Media One, TCI and Time Warner. Comcast, Cox and TCI market through @Home, while Time Warner plans to market the RoadRunner service through Time Warner's own cable systems as well as to other cable system operators nationwide. In particular, @Home has announced its intention to compete directly in the small- to medium-sized cable system market.

    TELEPHONE-BASED ACCESS PROVIDERS

    Some of our most direct competitors in the access markets are telephone-based access providers, including incumbent local exchange carriers, national interexchange or long distance carriers, fiber-based competitive local exchange carriers, ISPs, online service providers, wireless and satellite data service providers, and local exchange carriers that use digital subscriber line technologies. Some of these competitors are among the largest companies in the country, including AT&T, MCIWorldCom, Sprint and Qwest. Other competitors include BBN, Earthlink, Netcom, Concentric Network, and PSINet. The result is a highly competitive and fragmented market.

    Some of our potential competitors are offering diversified packages of telecommunications services to residential customers. If these companies also offer Internet access service, then we would be at a competitive disadvantage. Many of these companies are offering (or may soon offer) technologies that will attempt to compete with some or all of our Internet data service offerings. The bases of competition in these markets include:

    - transmission speed;

    - security of transmission;

    - reliability of service;

    - ease of access;

    - ratio of price to performance;

    - ease of use;

    - content quality;

    - quality of presentation;

    - timeliness of content;

    - customer support;

    - brand recognition; and

    - operating experience and revenue sharing.

    ALTERNATIVE TECHNOLOGIES

    In addition, the market for high-speed data transmission services is characterized by several competing technologies that offer alternatives to cable modem service and conventional dial-up access. Competitive technologies include telecom-related wireline technologies, such as integrated services digital network ("ISDN") and digital subscriber line ("DSL") technologies, and wireless technologies such as local multipoint distribution service, multichannel multipoint distribution service and various types of satellite services. Our prospects may be impaired by Federal Communications Commission ("FCC") rules and regulations, which are designed, at least in part, to increase competition in video and related services. The FCC has also created a General Wireless Communications Service in which licensees are afforded broad latitude in defining the nature and service area of the communications services they offer. The full impact of the General Wireless Communications Service remains to be seen. Nevertheless, all of these new technologies pose potential competition to our business. Significant market acceptance of alternative solutions for high-speed data transmission could decrease the demand for our services.

    We cannot predict whether and to what extent technological developments will have a material adverse effect on our competitive position. The rapid development of new competing technologies and standards increases the risk that current or new competitors could develop products and services that would reduce the competitiveness of our products and services. If that were to happen, it could have a material adverse effect on our business, financial condition and prospects.

A PERCEIVED OR ACTUAL FAILURE BY US TO ACHIEVE OR MAINTAIN HIGH SPEED DATA
  TRANSMISSION COULD SIGNIFICANTLY REDUCE CONSUMER DEMAND FOR OUR SERVICES AND HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS

    Because the ISP Channel service has been operational for a relatively short period of time, our ability to connect and manage a substantial number of online subscribers at high transmission speeds is unknown. In addition, we face risks related to our ability to scale up to expected subscriber levels while maintaining superior performance. While peak downstream data transmission speeds across the cable network approaches 30 megabits per second in each 6 MHz channel, the actual downstream data transmission speeds for each cable subscriber will be significantly slower and will depend on a variety of factors, including:

    - actual speed provisioned for the subscriber's cable modem;

    - quality of the server used to deliver content;

    - overall Internet traffic congestion;

    - the number of active subscribers on a given 6 MHz channel at the same time;

    - the capability of cable modems used; and

    - the service quality of the cable affiliates' cable networks.

    As the number of subscribers increases, it may be necessary for our cable affiliates to add additional 6 MHz channels in order to maintain adequate data transmission speeds from the Internet. These additions would render such channels unavailable to such cable affiliates for video or other programming. We cannot assure you that our cable affiliates will provide additional capacity for this purpose. On two-way cable systems, the transmission data channel to the Internet is located in a range not used for broadcast by traditional cable networks and is more susceptible to interference than the transmission data channel from the Internet, resulting in a slower peak transmission speed to the Internet. In addition to the factors affecting data transmission speeds from the Internet, the interference level in the cable affiliates' data broadcast range to the Internet can materially affect actual data transmission speeds to the Internet. The actual data delivery speeds realized by subscribers will be significantly lower than peak data transmission speeds and will vary depending on the subscriber's hardware, operating system and software configurations. We cannot assure you that we will be able achieve or maintain data transmission speeds high enough to attract and retain our planned numbers of subscribers, especially as the number of subscribers to our services grows. Consequently, a perceived or actual failure by us to achieve or maintain high speed data transmission could significantly reduce consumer demand for our services and have a material adverse effect on our business, financial condition and prospects.

ANY DAMAGE OR FAILURE THAT CAUSES INTERRUPTIONS IN OUR OPERATIONS COULD HAVE A
  MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS

    Our operations are dependent upon our ability to support a highly complex network and avoid damages from fires, earthquakes, floods, power losses, telecommunications failures, network software flaws, transmission cable cuts and similar events. The occurrence of any one of these events could cause interruptions in the services we provide. In addition, the failure of an incumbent local exchange carrier or other service provider to provide the communications capacity we require, as a result of a natural disaster, operational disruption or any other reason, could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and prospects.

WE MAY BE VULNERABLE TO UNAUTHORIZED ACCESS, COMPUTER VIRUSES AND OTHER
  DISRUPTIVE PROBLEMS WHICH MAY RESULT IN OUR LIABILITY TO OUR SUBSCRIBERS AND MAY DETER OTHERS FROM BECOMING SUBSCRIBERS

    While we have taken substantial security measures, our networks or those of our cable affiliates may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service providers and online service providers have experienced in the past, and may experience in the future, interruptions in service as a result of the accidental or intentional actions of Internet users. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in our computer systems and those of our subscribers. Such events may result in our liability to our subscribers and may deter others from becoming subscribers, which could have a material adverse effect on our business, financial condition and prospects. Although we intend to continue using industry-standard security measures, such measures have been circumvented in the past, and we cannot assure you that these measures will not be circumvented in the future. Moreover, we have no control over the security measures that our cable affiliates adopt. Eliminating computer viruses and alleviating other security problems may cause our subscribers delays due to interruptions or cessation of service. Such delays could have a material adverse effect on our business, financial condition and prospects.

IF THE MARKET FOR HIGH-QUALITY CONTENT FAILS TO DEVELOP, OR DEVELOPS MORE SLOWLY
  THAN EXPECTED, OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS WILL BE MATERIALLY ADVERSELY AFFECTED

    A key part of our strategy is to provide Internet users a more compelling interactive experience than the one currently available to customers of dial-up Internet service providers and online service providers. We believe that, in addition to providing high-speed, high-performance Internet access, to be successful we must also develop and aggregate high-quality multimedia content. Our success in providing and aggregating such content will depend in part on:

    - our ability to develop a customer base large enough to justify investments in the development of such content;

    - the ability of content providers to create and support high-quality multimedia content; and

    - our ability to aggregate content offerings in a manner subscribers find attractive.

    We cannot assure you that we will be successful in these endeavors.

    In addition, the market for high-quality multimedia Internet content has only recently begun to develop and is rapidly evolving, and there is significant competition among Internet service providers and online service providers for obtaining such content. If the market fails to develop, or develops more slowly than expected, or if competition increases, or if our content offerings do not achieve or sustain market acceptance, our business, financial condition and prospects will be materially adversely affected.

OUR FAILURE TO ATTRACT ADVERTISING REVENUES IN QUANTITIES AND AT RATES THAT ARE
  SATISFACTORY TO US COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS

    The success of the ISP Channel service depends in part on our ability to draw advertisers to the ISP Channel. We expect to derive significant revenues from advertisements placed on co-branded and ISP Channel web pages and "click through" revenues from products and services purchased through links from the ISP Channel to vendors. We believe that we can leverage the ISP Channel to provide demographic information to advertisers to help them better target prospective customers. Nonetheless, we have not generated any significant advertising revenue yet and we cannot assure you that advertisers will find such information useful or will choose to advertise through the ISP Channel. Therefore, we cannot assure you that we will be able to attract advertising revenues in quantities and at rates that are satisfactory to us. The failure to do so could have a material adverse effect on our business, financial condition and prospects.

IF WE ARE UNSUCCESSFUL IN ESTABLISHING AND MAINTAINING THE ISP CHANNEL BRAND, OR
  IF WE INCUR EXCESSIVE EXPENSES IN PROMOTING AND MAINTAINING OUR BRAND, OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS WOULD BE MATERIALLY ADVERSELY AFFECTED

    We believe that establishing and maintaining the ISP Channel brand are critical to attract and expand our subscriber base. Promotion of the ISP Channel brand will depend on several factors, including:

    - our success in providing high-speed, high-quality consumer and business Internet products, services and content;

    - the marketing efforts of our cable affiliates; and

    - the reliability of our cable affiliates' networks and services.

    We cannot assure you that any of these factors will be achieved. We have little control over our cable affiliates' marketing efforts or the reliability of their networks and services.

    If consumers and businesses do not perceive our existing products and services as high quality or we introduce new products or services or enter into new business ventures that are not favorably received by consumers and businesses, then we will be unsuccessful in building brand recognition and brand loyalty in the marketplace. In addition, to the extent that the ISP Channel service is unavailable, we risk frustrating potential subscribers who are unable to access our products and services.

    Furthermore, we may need to devote substantial resources to create and maintain a distinct brand loyalty among customers, to attract and retain subscribers, and to promote and maintain the ISP Channel brand in a very competitive market. If we are unsuccessful in establishing or maintaining the ISP Channel brand or if we incur excessive expenses in promoting and maintaining our brand, our business, financial condition and prospects would be materially adversely affected.

IF WE ENCOUNTER SIGNIFICANT PROBLEMS WITH OUR BILLING AND COLLECTIONS PROCESS,
  OUR BUSINESS, FINANCIAL CONDITION AND PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED

    We have recently begun the process of designing and implementing our billing and collections system for the ISP Channel service. We intend to bill for our services over the Internet and, in most cases, to collect these invoices through payments initiated via the Internet. Such invoices and payments have security risks. Given the complexities of such a system, we cannot assure you that we will be successful in developing and launching the system in a timely manner or that we will be able to scale the system quickly and efficiently if the number of subscribers requiring such a billing format increases. Currently, our cable affiliates are responsible for billing and collection for our Internet access services. As a result, we have little or no control over the accuracy and timeliness of the invoices or over collection efforts.

    Given our relatively limited history with billing and collection for Internet services, we cannot predict the extent to which we may experience bad debts or our ability to minimize such bad debts. If we encounter significant problems with our billing and collections process, our business, financial condition and prospects could be materially adversely affected.

WE MAY FACE POTENTIAL LIABILITY FOR DEFAMATORY OR INDECENT CONTENT, WHICH MAY
  CAUSE US TO MODIFY THE WAY WE PROVIDE SERVICES

    Any imposition of liability on our company for information carried on the Internet could have a material adverse effect on our business, financial condition and prospects. The law relating to liability of Internet service providers and online service providers for information carried on or disseminated through their networks is currently unsettled. A number of lawsuits have sought to impose such liability for defamatory speech and indecent materials. Congress has attempted to impose such liability, in some circumstances, for transmission of obscene or indecent materials. In one case, a court has held that an online service providers could be found liable for defamatory matter provided through its service, on the ground that the service provider exercised active editorial control over postings to its service. Because of the potential liability for materials carried on or disseminated through our systems, we may have to implement measures to reduce our exposure to such liability. Such measures may require the expenditure of substantial resources or the discontinuation of certain products or services.

WE MAY FACE POTENTIAL LIABILITY FOR INFORMATION RETRIEVED AND REPLICATED THAT
  MAY NOT BE COVERED BY OUR INSURANCE

    Our liability insurance may not cover potential claims relating to providing Internet services or may not be adequate to indemnify us for all liability that may be imposed. Any liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on our business, financial condition and prospects. Because subscribers download and redistribute materials that are cached or replicated by us in connection with our Internet services, claims could be made against us or our cable affiliates under both U.S. and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of such materials. You should know that these types of claims have been successfully brought against online service providers. In particular, copyright and trademark laws are evolving both domestically and internationally, and it is uncertain how broadly the rights provided under these laws will be applied to online environments. It is impossible for us to determine who the potential rights holders may be with respect to all materials available through our services. In addition, a number of third-party owners of patents have claimed to hold patents that cover various forms of online transactions or online technology. As with other online service providers, patent claims could be asserted against us based upon our services or technologies.

OUR SUCCESS DEPENDS UPON THE DEVELOPMENT OF NEW PRODUCTS AND SERVICES IN THE
  FACE OF RAPIDLY EVOLVING TECHNOLOGY

    OUR PRODUCTS AND SERVICES MAY NOT BE COMMERCIALLY SUCCESSFUL

    Our future development efforts may not result in commercially successful products and services or our products and services may be rendered obsolete by changing technology, new industry standards or new product announcements by competitors.

    For example, we expect digital set-top boxes capable of supporting high-speed Internet access services to be commercially available in the next 18 months. Set top boxes will enable subscribers to access the Internet without a computer. Although the widespread availability of set-top boxes could increase the demand for our Internet service, the demand for set-top boxes may never reach the level we and industry experts have estimated. Even if set-top boxes do reach this level of popularity, we cannot assure you that we will be able to capitalize on such demand. If this scenario occurs or if other technologies or standards applicable to our products or services become obsolete or fail to gain widespread commercial acceptance, then our business, financial condition and prospects will be materially adversely affected.

    Our ability to adapt to changes in technology and industry standards, and to develop and introduce new and enhanced products and service offerings, will determine whether we can maintain or improve our competitive position and our prospects for growth. However, the following factors may hinder our efforts to introduce and sell new products and services:

    - rapid technological changes in the Internet and telecommunications industries;

    - the lengthy product approval and purchase process of our customers; and

    - our reliance on third-party technology for the development of new products and services.

    OUR SUPPLIERS' PRODUCTS MAY BECOME OBSOLETE, REQUIRING US TO PURCHASE
     ADDITIONAL INVENTORY

    The technology underlying our capital equipment, such as headends and cable modems, continues to evolve and, accordingly, our equipment could become out-of-date or obsolete prior to the time we originally intended to replace it. If this occurs, we may need to purchase substantial amounts of new capital equipment, which could have a material adverse effect on our business, financial condition and prospects.

    OUR COMPETITORS' PRODUCTS MAY MAKE OUR PRODUCTS LESS COMMERCIALLY VIABLE

    The introduction by our competitors of products or services embodying, or purporting to embody, new technology could also render our existing products and services, as well as products or services under development, obsolete and unmarketable. Internet, telecommunications and cable technologies are evolving rapidly. Many large corporations, including large telecommunications providers, regional Bell operating companies and telecommunications equipment providers, as well as large cable system operators, regularly announce new and planned technologies and service offerings that could impact the market for our services. The announcements can delay purchasing decisions by our customers and confuse the marketplace regarding available alternatives. Such announcements could, in the future, adversely impact our business, financial condition and prospects.

    In addition, we cannot assure you that we will have the financial and technical resources necessary to continue successful development of new products or services based on emerging technologies. Moreover, due to intense competition, there may be a time-limited market opportunity for our cable-based consumer and business Internet services. Our services may not achieve widespread acceptance before competitors offer products and services with speed and performance similar to our current offerings. In addition, the widespread adoption of new Internet or telecommuting technologies or standards, cable-based or otherwise, could require substantial and costly modifications to our equipment, products and services and could fundamentally alter the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on our business, financial condition and prospects.

OUR PURCHASE OF INTELLIGENT COMMUNICATIONS, INC. SUBJECTS US TO RISKS IN A NEW
  MARKET IN WHICH WE HAVE NO EXPERIENCE

    On February 9, 1999, we completed our purchase of Intelligent Communications, Inc., a provider of two-way satellite Internet access options using very small aperture terminal ("VSAT") technology. As with mergers generally, this merger presents important challenges and risks. Achieving the anticipated benefits of the merger will depend, in part, upon whether the integration of the two companies' businesses is achieved in an efficient, cost-effective and timely manner, but we cannot assure that this will occur. The successful combination of the two businesses will require, among other things, the timely integration of the companies' product and service offerings and the coordination of the companies' research and development efforts. Because we only recently completed the acquisition of Intelligent Communications, we cannot assure you that integration will be accomplished smoothly, on time or successfully. Although the management teams of both SoftNet and Intelligent Communications believe that the merger will benefit both companies, we cannot assure you that the merger will be successful.

    The purchase of Intelligent Communications involves other risks including potential negative effects on our reported results of operations from acquisition-related charges and amortization of acquired technology and other intangible assets. As a result of the Intelligent Communications acquisition, we anticipate recording a significant amount of intangible assets in the second quarter of fiscal 1999 which will adversely affect our earnings and profitability for the foreseeable future. If the amount of such recorded intangible assets is increased or we have future losses and are unable to demonstrate our ability to recover the amount of intangible assets recorded during such time periods, the period of amortization could be shortened, which may further increase annual amortization charges. In such event, our business and financial condition could be materially and adversely affected. In addition, the Intelligent Communications acquisition was structured as a purchase by us of all of the outstanding stock of Intelligent Communications. As a result, we could be adversely affected by direct and contingent liabilities of Intelligent Communications. It is possible that we are not aware of all of the liabilities of Intelligent Communications and that Intelligent Communications has greater liabilities than we expected. In addition, we have very little experience in the markets and technology in which Intelligent Communications is focused. As such, we are faced with risks that are new to us, including the following:

    DEPENDENCE ON VSAT MARKET

    One of the reasons we purchased Intelligent Communications was to be able to provide two-way satellite Internet access options to our customers using VSAT satellite technology. However, the market for VSAT communications networks and services may not continue to grow or VSAT technology may be replaced by an alternative technology. A significant decline in this market or the replacement of the existing VSAT technology by an alternative technology could adversely affect our business, financial condition and prospects.

    RISK OF DAMAGE, LOSS OR MALFUNCTION OF SATELLITE

    The loss, damage or destruction of any of the satellites used by Intelligent Communications, or a temporary or permanent malfunction of any of these satellites, would likely result in interruption of Internet services we provide over the satellites which could adversely affect our business, financial condition and prospects.

    In addition, use of the satellites to provide Internet services requires a direct line of sight between the satellite and the cable headend and is subject to distance and rain attenuation. In certain markets which experience heavy rainfall, transmission links must be engineered for shorter distances and greater power to maintain transmission quality. Such engineering changes may increase the cost of providing service. In addition, such engineering changes may require FCC approval, and we cannot assure you that the FCC would grant such approval.

    EQUIPMENT FAILURE AND INTERRUPTION OF SERVICE

    Our operations will require that our network, including the satellite connections, operate on a continuous basis. It is not unusual for networks, including switching facilities and satellite connections, to experience periodic service interruption and equipment failures. It is therefore possible that the network facilities we use may from time to time experience interruptions or equipment failures, which would negatively affect consumer confidence as well as our business operations and reputation.

    DEPENDENCE ON LEASES FOR SATELLITES

    Intelligent Communications currently leases satellite space from General Electric. If for any reason, the leases were to be terminated, we cannot assure you that we could renegotiate new leases with General Electric or another satellite provider on favorable terms, if at all. We have not identified alternative providers and believe that any new leases would probably be more costly to us. In any case, we cannot assure you that an alternative provider of satellite services would be available, or, if available, would be available on terms favorable to us.

    COMPETITION

    The market for Internet access services is extremely competitive. Intelligent Communications believes that its ability to compete successfully depends upon a number of factors, including: market presence; the capacity, reliability, and security of its network infrastructure; the pricing policies of its competitors and suppliers; and the timing and release of new products and services by Intelligent Communications and its competitors. We cannot assure that Intelligent Communications will be able to successfully compete with respect to these factors. See "Business--Intelligent Communications, Inc.-- Competition."

    GOVERNMENT REGULATION

    The VSAT satellite industry is a highly regulated industry. In the United States, operation and use of VSAT satellites requires licenses from the FCC. As a lessee of satellite space, we could in the future be indirectly subject to new laws, policies or regulations or changes in the interpretation or application of existing laws, policies or regulations, that modify the present regulatory environment in the United States.

    While we believe that our lessors will be able to obtain all U.S. licenses and authorizations necessary to operate effectively, we cannot assure you that we our lessors will be successful in doing so. Our failure to indirectly obtain some or all necessary licenses or approvals could have a material adverse effect on our business, financial condition and prospects.

IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS INTO OUR
  OPERATIONS, THEN OUR RESULTS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED

    In addition to the recent acquisition of Intelligent Communications, Inc., we may acquire other businesses that we believe will complement our existing business. We cannot predict if or when any prospective acquisitions will occur or the likelihood that they will be completed on favorable terms.

    Acquiring a business involves many risks, including:

    - potential disruption of our ongoing business and diversion of resources and management time;

    - incurrence of unforeseen obligations or liabilities;

    - possible inability of management to maintain uniform standards, controls, procedures and policies;

    - difficulty assimilating the acquired operations and personnel;

    - risks of entering markets in which we have little or no direct prior experience; and

    - potential impairment of relationships with employees or customers as a result of changes in management.

    We cannot assure that we will make any acquisitions or that we will be able to obtain additional financing for such acquisitions, if necessary. If any acquisitions are made, we cannot assure that we will be able to successfully integrate the acquired business into our operations or that the acquired business will perform as expected.

LOSS OF KEY PERSONNEL MAY DISRUPT OUR OPERATIONS

    The loss of key personnel may disrupt our operations. Our success depends, in large part, on our ability to attract and retain qualified technical, marketing, sales and management personnel. With the expansion of the ISP Channel service, we are currently seeking new employees. However, competition for such personnel is intense in our business, and thus, we may be unsuccessful in our hiring efforts. To launch the ISP Channel service concept on a large-scale basis, we have recently assembled a new management team, most of whom have been with us for less than six months. The loss of any member of the new team, or failure to attract or retain other key employees, could have a material adverse effect on our business, financial condition and prospects.

DIRECT AND INDIRECT GOVERNMENT REGULATION CAN SIGNIFICANTLY IMPACT OUR BUSINESS

    Currently, neither the FCC nor any other federal or state communications regulatory agency directly regulates Internet access services provided by our cable systems. However, any changes in law or regulation relating to Internet connectivity, cable operators or telecommunications markets could affect the nature, scope and prices of our services. Such changes include those that directly or indirectly affect costs, limit usage of subscriber-related information or increase the likelihood or scope of competition from telecommunications companies or other Internet access providers.

    POSSIBILITY OF CHANGES IN LAW OR REGULATION

    Because the provision of Internet access services using cable networks is a relatively recent development, the regulatory classification of such services remains unsettled. Some parties have argued that providing Internet access services over a cable network is a "telecommunications service" and that, therefore, Internet access service providers should be subject to regulation which, under the Communications Act of 1934, apply to telephone companies. Other parties have argued that Internet access services over the cable system is a cable service under the Communications Act, which would subject such services to a different set of laws and regulations. It is unclear at this time whether federal, state, or local governing bodies will adopt one classification over another, or adopt another regulatory classification altogether, for Internet access services provided over cable systems. The FCC recently decided to address Internet access issuers in its February 17, 1999 order approving the merger between AT&T and TCI, which was announced by the two companies on June 24, 1998. A number of parties had opposed the merger unless the FCC required the AT&T/TCI combination to provide unaffiliated ISPs with unbundled, open access to the cable platform whenever that platform is being used by an AT&T/TCI affiliate to provide Internet service. Other parties argued that the FCC should examine industry-wide issues surrounding open access to cable-provided Internet service in a generic rulemaking, rather than in the specific, adjudicatory context of a merger evaluation. The FCC decided that it would be imprudent to grant either request for action at this time given the nascent stage in the development and deployment of high-speed Internet access services. Certain local jurisdictions that approved the AT&T/TCI merger have imposed open access conditions on such approval, while other such local jurisdictions have rejected such conditions or have reserved the right to impose such conditions in the future. We cannot predict the outcome or scope of the local approval process. Nor can we predict the impact, if any, that future federal, state or local legal or regulatory changes, including open access conditions, might have on our business.

    REGULATIONS AFFECTING THE CABLE INDUSTRY MAY DISCOURAGE CABLE OPERATORS FROM
     UPGRADING THEIR SYSTEMS

    Regulation of cable television may affect the speed at which our cable affiliates upgrade their cable infrastructures to two-way cable. Currently, our cable affiliates have generally elected to classify the distribution of our services as "additional cable services" under their respective franchise agreements, and accordingly pay franchise fees. However, the election by cable operators to classify Internet access as an additional cable service may be challenged before the FCC, the courts or Congress, and any change in the classification of service could have a potentially adverse impact on our company.

    OUR CABLE AFFILIATES MAY BE SUBJECT TO MULTIPLE FRANCHISE FEES FOR
     DISTRIBUTING OUR SERVICES

    Another possible risk is that local franchise authorities may subject the cable affiliates to higher or additional franchise fees or taxes or otherwise require them to obtain additional franchises in connection with distribution of our services. There are thousands of franchise authorities in the United States alone, and thus it will be difficult or impossible for us or our cable affiliates to operate under a unified set of franchise requirements.

    POSSIBLE NEGATIVE CONSEQUENCES IF CABLE OPERATORS ARE CLASSIFIED AS COMMON
     CARRIERS

    If the FCC or another governmental agency classifies cable system operators as "common carriers" or "telecommunications carriers" because they provide Internet services, or if cable system operators themselves seek such classification as a means of limiting their liability, we could lose our rights as the exclusive ISP for some of our cable affiliates and we or our cable affiliates could be subject to common carrier regulation by federal and state regulators.

    IMPORT RESTRICTIONS MAY AFFECT THE DELIVERY SCHEDULES AND COSTS OF SUPPLIES
     FROM FOREIGN SHIPPERS

    In addition, we obtain some of the components for our products and services from foreign suppliers which may be subject to tariffs, duties and other import restrictions. Any changes in law or regulation including those discussed above, whether in the United States or elsewhere, could materially adversely affect our business, financial condition and prospects.

FAILURE TO SELL MTC IN A TIMELY MANNER COULD ADVERSELY AFFECT OUR ABILITY TO
  IMPLEMENT OUR BUSINESS PLAN

    We have announced the planned sale of MTC. We intend to apply the proceeds of such a sale toward the repayment of debt and the expansion of the ISP Channel service. However, we cannot assure you that these efforts will be successful. In the absence of such a sale, management's attention could be substantially diverted to operate or otherwise dispose of MTC. If a sale of MTC is delayed, its value could be diminished. Moreover, MTC could incur losses and operate on a negative cash flow basis in the future. Thus, any delay in finding a buyer or failure to sell this division could have a material adverse effect on our business, financial condition and prospects.

WE DO NOT INTEND TO PAY DIVIDENDS

    We have not historically paid any cash dividends on our common stock and do not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon our earnings and capital requirements, our debt obligations and other factors the board of directors deems relevant. We currently intend to retain our earnings, if any, to finance the development and expansion of the ISP Channel service. Our certificate of incorporation (1) prohibits the payment of cash dividends on our common stock, without the approval of the holders of the preferred stock and (2) upon liquidation of our company, requires us to pay the holders of the convertible preferred stock before we make any payments to the holders of our common stock. You should also know that some of our financing agreements restrict our ability to pay dividends on our common stock.

OUR STOCK PRICE IS VOLATILE

    The volatility of our stock price may make it difficult for holders of the common stock to transfer their shares at the prices they want. The market price for our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

    - announcements of developments related to our business;

    - fluctuations in our results of operations;

    - sales of substantial amounts of our securities into the marketplace;

    - general conditions in our industries or the worldwide economy;

    - an outbreak of war or hostilities;

    - a shortfall in revenues or earnings compared to securities analysts' expectations;

    - changes in analysts' recommendations or projections;

    - announcements of new products or services by us or our competitors; and

    - changes in our relationships with our suppliers or customers.

    The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and thus, the current market price may not be indicative of future market prices.

    In addition, in connection with this offering, we are applying to have our common stock quoted on the Nasdaq National Market. We cannot assure you that once approved for quotation, an active trading market for our common stock will develop or be sustained following the closing of the offering.

PROSPECTIVE ANTI-TAKEOVER PROVISIONS COULD NEGATIVELY IMPACT OUR SHAREHOLDERS

    We are a New York corporation. We intend to solicit shareholder approval to reincorporate in Delaware. Both the New York Business Corporation Law and the Delaware General Corporation Law contain certain provisions that may discourage, delay or make a change in control of our company more difficult or prevent the removal of incumbent directors. In addition, our proposed certificate of incorporation and bylaws for the Delaware corporation would have certain provisions that have the same effect. These provisions may have a negative impact on the price of our common stock and may discourage third-party bidders from making a bid for our company or may reduce any premiums paid to shareholders for their common stock.

THE YEAR 2000 ISSUE COULD HARM OUR OPERATIONS

    Many computer programs have been written using two digits rather than four to define the applicable year. This poses a problem at the end of the century because such computer programs would not properly recognize a year that begins with "20" instead of "19." This, in turn, could result in major system failures or miscalculations that could disrupt our business. We have formulated a Y2K Plan to address our Y2K issues and have created a Y2K Task Force headed by the Director of Information Systems and Data Services to implement the plan. Our Y2K Plan has six phases:

    1. Organizational Awareness--educate our employees, senior management, and the board of directors about the Y2K issue.

    2. Inventory--complete inventory of internal business systems and their relative priority to continuing business operations. In addition, this phase includes a complete inventory of critical vendors, suppliers and services providers and their Y2K compliance status.

    3. Assessment--assessment of internal business systems and critical vendors, suppliers and service providers and their Y2K compliance status.

    4. Planning--preparing the individual project plans and project teams and other required internal and external resources to implement the required solutions for Y2K compliance.

    5.  Execution--implementation of the solutions and fixes.

    6.  Validation--testing the solutions for Y2K compliance.

    Our Y2K Plan will apply to two areas:

    1.  Internal business systems

    2.  Compliance by external customers and providers

    INTERNAL BUSINESS SYSTEMS

    Our internal business systems and workstation business applications will be a primary area of focus. We are in the unique position of completing the implementation of new enterprise-wide business solutions to replace existing manual processes and/or "home grown" applications during 1999. These solutions are represented by their vendors as being fully Y2K compliant. We have few, if any, "legacy" applications that will need to be evaluated for Y2K compliance.

    We have completed the Inventory, Assessment and Planning Phases of substantially all critical internal business systems. The Execution and Validation Phases will be completed by August 31, 1999. We expect to be Y2K compliant on all critical systems, which rely on the calendar year, before December 31, 1999.

    Some non-critical systems may not be addressed until after January 2000. However, we believe such systems will not cause significant disruptions in our operations.

    COMPLIANCE BY EXTERNAL CUSTOMERS AND PROVIDERS

    We are in the process of the inventory and assessment phases of our critical suppliers, service providers and contractors to determine the extent to which the our interface systems are susceptible to those third parties' failure to remedy their own Y2K issues. We expect that assessment will be complete by mid-1999. To the extent that responses to Y2K readiness are unsatisfactory, we intend to change suppliers, service providers or contractors to those that have demonstrated Y2K readiness. We cannot be assured that we will be successful in finding such alternative suppliers, service providers and contractors. We do not currently have any formal information concerning the status of our customers but have received indications that most of our customers are working on Y2K compliance.

    RISKS ASSOCIATED WITH Y2K

    We believe the major risk associated with the Y2K issue is the ability of our key business partners and vendors to resolve their own Y2K issues. We will spend a great deal of time over the next several months, working closely with suppliers and vendors, to assure their compliance.

    Should a situation occur where a key partner or vendor is unable to resolve their Y2K issue, we expect to be in a position to change to Y2K compliant partners and vendors.

    COSTS TO ADDRESS Y2K ISSUES

    Because we are in the unique position of implementing new enterprise-wide business solutions to replace existing manual processes and/or "home grown" applications, there will be little, if any, Y2K changes required to existing business applications. All of the new business applications implemented (or in the process of being implemented in 1999) are represented as being Y2K compliant.

    We currently believe that implementing our Y2K Plan will not have a material effect on our financial position.

    CONTINGENCY PLAN

    We have not formulated a contingency plan at this time but expect to have specific contingency plans in place prior to September 30, 1999.

    SUMMARY

    We anticipate that the Y2K issue will not have a material adverse effect on the financial position or results of our operations. There can be no assurance, however, that the systems of other companies or government entities, on which we rely for supplies, cash payments, and future business, will be timely converted, or that a failure to convert by another company or government entities, would not have a material adverse effect on our financial position or results of operations. If third-party suppliers, service providers and contractors, due to Y2K issues, fail to provide us with components, materials, or services which are necessary to deliver our service and product offerings, with sufficient electrical power and transportation infrastructure to deliver our service and product offerings, then any such failure could have a material adverse effect our ability to conduct business, as well as our financial position and results of operations.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND
  UNCERTAINTIES

    This prospectus contains "forward-looking" statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

    The net proceeds to us from the offering will be approximately $99.7 million, assuming a public offering price of $35.75 per share and net of the estimated expenses payable by us incurred in connection with the offering ($114.8 million, if the overallotment option is exercised). We intend to use approximately $75.0 million to fund the expenditures incurred in the continuing expansion of our ISP Channel service, and the remainder for general corporate purposes. The amounts actually expended by us for these purposes will vary significantly depending upon a number of factors, including future revenue growth, if any, capital expenditures and the amount of cash generated by our operations. Accordingly, our management will retain broad discretion in the allocation of such net proceeds. Although we may use a portion of the net proceeds to pursue possible acquisitions of businesses, technologies or products complementary to ours in the future, there are no present understandings, commitments or agreements with respect to any such acquisitions. Pending such uses, the proceeds of the offering will be invested in short-term, investment-grade investments. See "Risk Factors--We cannot assure you that we will be profitable because we have operated our Internet services business only for a short period of time," "--Our continued negative cash flow and net losses may depress stock prices," "--The unpredictability of our quarter-to-quarter results may adversely affect the trading price of our common stock," "--If we do not achieve cash flows sufficient to support our operations, we may be unable to implement our business plan" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization at December 31, 1998 and as adjusted, as of December 31, 1998, to give effect to the sale of 3,000,000 shares of common stock offered by this prospectus at an assumed public offering price of $35.75 per share and the application of the estimated net proceeds from this offering. See "Selected Consolidated Historical Financial Data" and "Use of Proceeds." The information below should be read in conjunction with our consolidated financial statements and notes to those statements, and other financial information included elsewhere herein.

                                                                           AS OF DECEMBER 31,
                                                                                  1998
                                                                         ----------------------
                                                                          ACTUAL    AS ADJUSTED
                                                                         ---------  -----------
                                                                           (UNAUDITED, EXCEPT
                                                                          SHARE AND PER SHARE
                                                                                 DATA)
Cash...................................................................  $   4,329   $ 104,026
                                                                         ---------  -----------
                                                                         ---------  -----------
Long-term debt (net of current portion):...............................      9,430       9,430
                                                                         ---------  -----------
Redeemable convertible preferred stock, $.10 par value, 25,000 shares authorized, 17,877 shares issued and outstanding and 17,877 shares,
  as adjusted (1)......................................................     15,754      15,754
                                                                         ---------  -----------
Shareholders' equity (deficit):
  Preferred stock, $.10 par value, 3,975,000 shares authorized;
    none issued or outstanding actual and as adjusted..................         --          --
  Common stock, $.01 par value; 25,000,000 shares authorized; 8,631,087 shares issued and outstanding, actual, and 11,631,087 shares issued
    and outstanding, as adjusted (2)...................................         86         116
  Deferred stock compensation..........................................       (303)       (303)
  Capital in excess of par value.......................................     46,653     146,320
  Accumulated deficit..................................................    (56,231)    (56,231)
                                                                         ---------  -----------
    Total shareholders' equity (deficit)...............................     (9,795)     89,902
                                                                         ---------  -----------
Total capitalization...................................................  $  15,389   $ 115,086
                                                                         ---------  -----------
                                                                         ---------  -----------

------------------------

(1) Comprises 10,251.56 shares of Series B Preferred Stock and 7,625.39 shares of Series C Preferred Stock issued and outstanding as of December 31, 1998. On August 31, 1998, we agreed to issue 7,500 shares of Series D Preferred Stock and warrants to purchase an additional 93,750 shares of common stock, subject to shareholder approval and other closing conditions. Such shares are not included in the table above. In February 1999, all shares of Series B Preferred Stock were converted into 782,352 shares of common stock.

(2) Does not include:

    - 1,305,545 shares of common stock subject to options issued at a weighted average exercise price of $7.57 per share, with 45,601 shares of common stock reserved for future issuance;

    - 1,265,500 shares of common stock subject to options issued at a weighted average exercise price of $7.91 per share, which issuances are subject to shareholder approval, with an additional 734,500 shares of common stock reserved for future issuance also subject to shareholder approval;

    - warrants to purchase 778,725 shares of common stock at a weighted average exercise price of $9.39 per share;

    - 847,266 shares of common stock to be issued upon conversion of the Series C Preferred Stock assuming a conversion price of $9.00 per share;

    - 88,889 shares of common stock to be issued upon conversion of the 6% convertible debentures due 2002 assuming a conversion price of $8.10 per share;

    - 264,730 shares of common stock to be issued upon conversion of the 9% convertible debentures due 2000 assuming a conversion price of $6.75 per share;

    - 175,000 shares of common stock to be issued upon conversion of the 5% convertible debentures due 2002 assuming a conversion price of $8.25 per share; and

    - 1,513,885 shares of common stock reserved under our Cable Affiliates Plan.

    On August 31, 1998, we agreed to issue 7,500 shares of Series D Preferred Stock and warrants to purchase an additional 93,750 shares of common stock. Such stock and warrants have not been issued as of December 31, 1998. In addition, we issued warrants to purchase an additional 26,250 shares of common stock as a financial advisory fee in connection with certain financings. Conversions subject to these issuances are subject to shareholder approval. See "Description of Capital Stock" for a more detailed description of our securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock is traded on the American Stock Exchange ("AMEX") under the symbol "SOF." The following table sets forth, for the period indicated, the highest and lowest closing sale prices for the common stock, as reported on AMEX for the periods presented. We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "SOFN."

QUARTER ENDING                               HIGH          LOW
----------------------------------------   ---------    ---------
1997
December 31, 1996.......................   $  6         $  4 5/16
March 31, 1997..........................      7 1/4        4 1/4
June 30, 1997...........................      6 3/8        4 1/8
September 30, 1997......................      6 3/4        5 1/8
1998
December 31, 1997.......................      8 7/16       6 9/16
March 31, 1998..........................      7 1/4        6 3/16
June 30, 1998...........................     15 3/8        7 3/16
September 30, 1998......................     18 3/8        7 3/4
1999
December 31, 1998.......................     18 3/4        7 3/8
March 31, 1999 (through March 26,
  1999).................................     36 1/4       14 15/16

    There were approximately 340 record holders of the stock as of March 26, 1999. The closing price for the common stock on March 26, 1999 was $35.75 per share. We paid no dividends on our common stock during the period October 1, 1994 to December 31, 1998. Other than restrictions that may be part of various debt instruments and our preferred stock, we do not have any legal restriction on paying dividends. However, we anticipate retaining any available funds for the operation and expansion of our business and do not intend to pay dividends on our common stock in the foreseeable future.

                                    DILUTION

    Our net tangible book deficit at December 31, 1998 was approximately $12,559,000 or $1.46 per share. Net tangible book deficit per share is determined by dividing our tangible net worth (tangible assets less liabilities) by the number of shares of common stock outstanding. After giving effect to our sale of the 3,000,000 shares of common stock offered by this prospectus at an assumed public offering price of $35.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of December 31, 1998 would have been $87,138,000 or $7.49 per share. This represents an immediate increase in net tangible book value of $8.95 per share to existing shareholders and an immediate dilution in net tangible book value of $28.26 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:

Assumed public offering price per share....................             $   35.75
                                                                        ---------

  Net tangible book deficit per share as of December 31,
    1998...................................................  $   (1.46)

  Increase per share attributable to this offering.........       8.95
                                                             ---------

Net tangible book value per share after offering...........                  7.49
                                                                        ---------

Dilution per share to new investors........................             $   28.26
                                                                        ---------
                                                                        ---------

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

    The selected consolidated historical statement of operations data below for the five years ended September 30 have been derived from our audited consolidated financial statements. The selected consolidated historical statement of operations data set forth below for the three months ended December 31, 1997 and 1998 and the consolidated balance sheet data at December 31, 1998 are derived from our unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for such periods and financial conditions at such date. The results of operations for the three months ended December 31, 1998 are not necessarily indicative of the results to be expected for the full year or future periods. While we intend to sell MTC, MTC has not been accounted for as a discontinued operation because its sale is dependent on shareholder approval. Because of our sale of KCI and our intended disposition of MTC, we believe our historical financial results are not comparable from year to year. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and their related notes appearing elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                THREE MONTHS ENDED
                                                                      YEAR ENDED SEPTEMBER 30,                     DECEMBER 31,
                                                        -----------------------------------------------------  --------------------
                                                          1994       1995       1996       1997       1998       1997       1998
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Internet services:................................  $      --  $      --  $     167  $   1,008  $   1,018  $     215  $     444
    MTC...............................................         --      1,088     19,417     20,330     13,042      2,660      3,852
    Other.............................................        188         --         --         --         --         --         --
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
        Total revenues................................        188      1,088     19,584     21,338     14,060      2,875      4,296
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Cost of revenues....................................        172        783     11,375     11,935     10,628      2,249      2,967
  Selling, engineering, general and administrative....      1,180      7,548     10,921     11,191     19,265      2,638      7,339
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Loss from continuing operations.....................     (1,164)    (7,243)    (2,712)    (1,788)   (15,833)    (2,012)    (6,010)
  Interest expense....................................       (601)      (456)    (1,220)    (1,145)    (1,416)      (330)      (569)
  Other income........................................          2          5      5,708         49        320         72        217
  Income (loss) from discontinued operations..........        335     (1,962)    (1,812)       739        (73)      (108)       139
  Loss from extraordinary items.......................         --         --     (6,061)      (486)        --         --         --
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss............................................     (1,428)    (9,656)    (6,097)    (2,631)   (17,002)    (2,378)    (6,223)
  Preferred dividends.................................         --         --         --         --       (343)        --       (243)
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss applicable to common shares................  $  (1,428) $  (9,656) $  (6,097) $  (2,631) $ (17,345) $  (2,378) $  (6,466)
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss per share:
    Diluted...........................................  $   (0.38) $   (2.22) $   (1.05) $   (0.40) $   (2.35) $   (0.34) $   (0.77)
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Shares used in per share calculations:
    Diluted...........................................      3,802      4,353      5,819      6,627      7,391      6,941      8,374
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                            AS OF DECEMBER 31, 1998
                                                                            -----------------------
                                                                                  (UNAUDITED)
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash....................................................................         $   4,329
  Total assets............................................................            29,710
  Total long-term liabilities.............................................             9,948
  Redeemable convertible preferred stock..................................            15,754
  Total shareholders' deficit.............................................            (9,795)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. OUR FISCAL YEAR ENDS ON SEPTEMBER 30TH OF EACH YEAR. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS. WE DISCLAIM ANY OBLIGATION TO UPDATE INFORMATION CONTAINED IN ANY FORWARD-LOOKING STATEMENT.

OVERVIEW

    During fiscal 1998, we made a strategic decision to focus on becoming, through our wholly-owned subsidiary, ISP Channel, Inc. (formerly known as MediaCity World, Inc.) ("ISP Channel"), the dominant cable-based provider of high-speed Internet access, as well as other digital communications services, to homes and businesses in the franchise areas of those cable systems unaffiliated with the seven largest U.S. cable operators and certain other smaller systems. As part of this new focus, on February 9, 1999 we acquired Intelligent Communications Inc., the former Xerox Skyway Network. We believe that integrating this new technology into our existing business plan will allow us to provide cost effectively our ISP Channel service to smaller systems in more remote areas as well as to certain other markets including apartment buildings, hotels, hospitals, and schools, thereby decreasing our cost basis and increasing our potential market size. Also in line with this strategy, we determined to divest our two other businesses (which, together, comprise substantially all of our assets): Micrographic Technology Corporation ("MTC"), a wholly-owned subsidiary offering document management solutions, and Kansas Communications, Inc. ("KCI"), a wholly-owned subsidiary which sells and services telephone systems, third-party computer hardware and application oriented peripheral products such as voice mail and video conferencing systems. On February 12, 1999, we completed the divestiture of KCI. In addition, we entered into a letter of intent for the sale of MTC on November 5, 1998. Since July 27, 1998, we have reclassified and reported KCI in discontinued operations but, at this time, pending shareholder approval of the sale of MTC, we continue to classify and report MTC as a continuing business though it is our current intent to conclude the sale of MTC during 1999.

    ISP CHANNEL AND INTELLIGENT COMMUNICATIONS, INC. We began providing Internet services following our acquisition of ISP Channel, in June 1996. While we seek to maintain and build the traditional dial-up Internet access business acquired at, and built up since, that time, our primary objective is to become the dominant provider of high-speed Internet access via the existing cable television infrastructure to homes and businesses in the franchise areas of small- and medium-sized cable television systems. We commenced marketing this high-speed service, using cable modems, to select cable operators and potential subscribers in March 1998. However, we believe that, as a result of our limited financial resources, we have not been able to fully implement our marketing strategies, and this business has, to date, generated only nominal revenues.

    On February 9, 1999, we completed the purchase of Intelligent Communications, Inc. ("Intelligent Communications"). The purchase price for this acquisition is decribed below. Through use of its proprietary satellite system, Intelligent Communications currently provides two-way Internet connectivity to local Internet service providers ("ISPs"), school systems and businesses, primarily located in remote and rural areas. Intelligent Communications' VSAT (very small aperture terminals) network allows connectivity throughout the 48 lower states as well as in southern Canada and southern Alaska. Intelligent Communications offers a wide range of Internet services based on its proprietary T1Plus product that presently offers up to 2 Mbps data transfer rates. It is our intention that, while Intelligent Communications will continue to market its services to its current market business, it will also provide ISP Channel with the in-house ability to bypass many of the high cost terrestrial telephone links that ISP Channel has historically used to connect the cable headends of its affiliated cable operators to the network operating center of ISP Channel. As a result of the Intelligent Communications acquisition, we anticipate recording a significant amount of intangible assets in the second quarter of fiscal 1999 which will adversely affect our earnings and profitability for the foreseeable future. If the amount of such recorded intangible assets is increased or we have future losses and are unable to demonstrate our ability to recover the amount of intangible assets recorded during such time periods, the period of amortization could be shortened, which may further increase annual amortization charges. In such event, our business and financial condition could be materially and adversely affected

    ISP CHANNEL AFFILIATES. As of March 3, 1999, we had contracts for our ISP Channel service with 31 cable operators, representing 126 cable systems and approximately 1.6 million homes passed. Twenty-three of these systems, representing approximately 264,000 homes passed, have been equipped and have begun offering our services. As of March 3, 1999, we had approximately 2,200 residential and business subscribers to our ISP Channel service. See "Risk Factors--We may not be able to successfully implement our business plan if our relationship with our cable affiliates is negatively impacted" and "--If we do not obtain exclusive access to cable subscribers, we may not be able to sustain any meaningful growth."

    In order to expand our cable-based Internet subscriber base significantly, we expect to pursue aggressively affiliation agreements with cable operators which will provide us with the exclusive right to market cable-based Internet services to existing cable television subscribers in such cable operators' systems. We anticipate that this policy of rapid deployment will result in substantial capital expenditures, operating losses and negative cash flow in the near term. While we believe that we currently have sufficient cash and financing sources available to fund our operations through 1999, we cannot assure, however, that we will be able to access additional capital to finance our strategy in the longer term or to implement our strategy or achieve positive cash flow or profitability in a timely fashion, or at all.

    ISP CHANNEL REVENUE SOURCES. In providing our Internet services, we receive revenue from the provision of (i) cable modem-based Internet access services and
(ii) traditional dial-up Internet access services. Currently, we, or, in certain cases, our local cable affiliate, typically charge new cable modem-based Internet access subscribers a one-time connection fee of $99, which fee includes modem installation but excludes any required modification of the existing cable television connection which is usually performed by the local cable affiliate. Thereafter, each subscriber pays a monthly access fee, which ranges from $39 per month to $69 per month though it is our expectation that such rates will decrease over time. We anticipate that we will purchase a majority of cable modems used by subscribers, who will be charged a nominal lease or rental charge. We do not charge new dial-up subscribers a connection fee, but do charge a monthly access fee of approximately $20.

    In addition to connection fees and monthly access fees, we intend to pursue additional revenue opportunities from Internet advertising, e-commerce and Internet-based telephony. We also intend to pursue long distance telephone services and telephony debit and credit cards. Intelligent Communications is also anticipated to generate continuing revenue from the sale of VSAT service.

    In the future, as digital set-top boxes become available and are introduced into our affiliated cable systems, we expect to charge those subscribers monthly access fees comparable to those now charged traditional dial-up subscribers. We also expect to charge customers a set-top connection fee to help defray installation expenses.

    For cable-based Internet services, we typically share 25% of monthly access revenues with cable affiliates for the first 200 subscribers in each system and 50% thereafter. For other services, such as Internet-based telephony, e-commerce and advertising, we expect to share between 25% and 50% of these revenues with the cable affiliates. We expect to retain all revenue from cable modem lease and rental income. Depending on competitive market conditions, these pricing and revenue sharing parameters could change over time.

    COST OF SERVICES. Costs to us include installation costs, network and cable operation costs and personnel and other costs. Commissions paid to cable affiliates vary by type of connectivity and size of contract.

    Installation costs are expected to vary by type of connectivity and type of customer. We charge new subscribers a one-time fee to defray the costs of installation, which includes labor and overhead. While currently the installation fee does not cover the entire cost incurred by us, we expect over time that installation costs will decline as cable modems become more standardized and are eventually bundled as standard equipment in new personal computers.

    Other network costs include the cost of connection to the public switch telephone network. Such connections are required, among other reasons, to service our dial-up customers as well as provide those cable modem customers located on a one-way cable system, the return path (or upstream link) to our equipment located at the cable operator's system hub (or headend). In addition, we incur costs associated with leasing telecommunications capacity such as fiber where such capacity is used, among other things, to link our equipment at the cable system headend back to our network operating center in Mountain View, California. We anticipate that the utilization of Intelligent Communications' network as a substitute for third-party terrestrial links will provide significant cost savings to us as it grows. There are two major cost benefits to us in using Intelligent Communications's VSAT capacity to supplement or replace its current landline-based communications infrastructure: First, for downstream Internet traffic, it enables us to simultaneously broadcast data from one single source to our entire network of headend-based receivers which, in conjunction with other factors, including "caching", produces significant efficiency improvement over comparable landline systems. Second, for upstream traffic, it permits us to allocate the necessary capacity required by each headend in smaller increments (and consequently lower cost) than would be available using terrestrial links, such as T1 lines.

    SALES, MARKETING AND OPERATING EXPENSES. Sales, marketing and operating expenses include the costs of our cable affiliate program, maintenance of our infrastructure, customer care, content and new business development in addition to sales and marketing expenses.

    STOCK OPTION EXPENSES. Through March 26, 1999, we have committed to grant stock options to purchase 1,626,050 shares of common stock under our 1998 Stock Option Plan at exercise prices ranging from $7.38 to $18.81. Our shareholders have not approved the 1998 Stock Option Plan and we are unable to grant options to which we have committed until the 1998 Stock Option Plan is approved. As a result, upon approval of the 1998 Stock Option Plan we will be required to record a compensation expense equal to the excess, if any, of the fair market price on the date of shareholder approval over the exercise price of the committed option grants. The amount of compensation expense will be recognized over the vesting period of the option.

    CAPITAL EXPENDITURES. In order to pursue our business plan, we expect to incur significant capital expenditures to provide our turnkey solution for cable operators, principally relating to the installation of headend equipment and the purchase of customer premise equipment such as cable modems. The cost of headend equipment has averaged $45,000 per headend for the 23 systems through which we currently provide service. The costs of cable modems, currently approximately $179 to $349, is expected to decline over time as economies of scale in production and new market entrants in the cable modem market push down prices. However, we recognize that, in line with experience in other subscription service industries, we will need to subsidize for the customer both the cost of installation and the cable modem equipment. Such expenditures, however, are expected to be offset in part by the savings resulting from decreased costs of installation and prices for such equipment as equipment is standardized and production volumes increase, respectively.

    MTC. We have signed a letter of intent to sell MTC. Either through the currently contemplated transaction or otherwise, we expect to dispose of this business during 1999. MTC develops and manufactures sophisticated, automated electronic document management and film-based imaging solutions for customers with large-scale, complex, document-intensive requirements. MTC's hardware and software products are based on an industry standard client-server architecture, providing flexibility to connect to a wide variety of information systems and produce output to various storage media, including optical disk, magnetic disk and tape, CD-ROM, and microfilm and microfiche, spanning the entire document lifecycle. MTC's electronic and film-based imaging hardware systems typically range in price between $200,000 and $1,000,000, and may represent a significant capital commitment by MTC's customers, leading to a lengthy sales cycle of up to 24 months. Accordingly, MTC's operating results may fluctuate significantly from period to period.

    HISTORICAL RESULTS OF OPERATION

    We have changed significantly over the last several years as we have entered certain businesses and exited or prepared to exit, others. In July 1998, our Board of Directors adopted a plan to discontinue operations of the telecommunications business. Accordingly, the operating results of our telecommunications business have been segregated from continuing operations and reported as a separate line item on the consolidated statements of operations. The assets and liabilities of such operations have been reflected as a net asset in the consolidated balance sheets.

    We are in the process of negotiating the sale of MTC and expect that this sale will be completed within a twelve month period. Management does not anticipate a loss on the sale of MTC and intends to use sale proceeds to reduce outstanding indebtedness and provide additional working capital to ISP Channel. Until such time as our shareholders approve the disposition of MTC, we will treat this business as part of our continuing operations.

    The discussion of our consolidated results of operation below therefore treats the telecommunication business as a discontinued operation. In addition, we entered the Internet business in June 1996 with the purchase of the Internet services business and began offering cable-based Internet services in the fourth quarter of fiscal 1997. Accordingly, year-to-year comparisons may not be meaningful.

                                                                                                THREE MONTHS ENDED
                                                             FISCAL YEAR ENDED SEPTEMBER 30,       DECEMBER 31,
                                                             --------------------------------  --------------------
                                                               1996       1997        1998       1997       1998
                                                             ---------  ---------  ----------  ---------  ---------
                                                                                 (IN THOUSANDS)    (UNAUDITED)
Sales
  MTC......................................................  $  19,417  $  20,330  $   13,042  $   2,660  $   3,852
  ISP Channel..............................................        167      1,008       1,018        215        444
Cost of sales
  MTC......................................................     11,375     11,050       9,410      2,003      2,560
  ISP Channel..............................................     --            885       1,218        246        407
                                                             ---------  ---------  ----------  ---------  ---------
Gross profit (deficit)
  MTC......................................................      8,042      9,280       3,632        657      1,292
  ISP Channel..............................................        167        123        (200)       (31)        37
Operating expenses
  MTC......................................................      8,162      8,714       9,272      1,665      1,586
  ISP Channel..............................................        478      1,273       8,016        490      5,597
                                                             ---------  ---------  ----------  ---------  ---------
Income (loss) from continuing operations
  MTC......................................................       (120)       566      (5,640)    (1,008)      (294)
  ISP Channel..............................................       (311)    (1,150)     (8,216)      (521)    (5,560)
  Corporate Overhead.......................................     (2,281)    (1,204)     (1,978)      (484)      (156)
                                                             ---------  ---------  ----------  ---------  ---------
    Consolidated...........................................  $  (2,712) $  (1,788) $  (15,834) $  (2,013) $  (6,010)
                                                             ---------  ---------  ----------  ---------  ---------
                                                             ---------  ---------  ----------  ---------  ---------

THREE MONTHS ENDED DECEMBER 31, 1998 COMPARED TO THREE MONTHS ENDED DECEMBER 31,
  1997

    Consolidated net sales increased $1.4 million, or 49.4%, to $4.3 million for the three months ended December 31, 1998, as compared to $2.9 million for the same period in 1997. For the three months ended December 31, 1998, sales in the document management segment increased $1.2 million, or 44.9%, to $3.9 million, as compared to $2.7 million for the same period in 1997. For the document management segment, sales of its computer output microfiche equipment ("COM") increased $836,000 to $994,000 for the three months ended December 31, 1998 and sales of its consumable product lines, such as spare parts and film supplies, increased $323,000 to $2.3 million for the three months ended December 31, 1998. Domestic COM sales contributed $474,000, or 47.7%, of the total COM sales for the three months ended December 31, 1998, representing an increase of $472,000 in domestic COM sales, as compared to the same period in 1997. Net sales in the Internet segment increased $229,000, or 106.5%, to $444,000 for the three months ended December 31, 1998, as compared to $215,000 for the same period in 1997. Net sales associated with the Internet segment's cable based services increased $223,000 to $270,000 for the three months ended December 31, 1998, as compared to $47,000 for the same period in 1997. Net sales associated with the segment's non-cable based dial-up and business-to-business Internet access offerings increased $6,000 to $174,000 as compared to $168,000 for the same period in 1997.

    Consolidated gross profit increased $703,000, or 112.3%, to $1.3 million for the three months ended December 31, 1998, as compared to $626,000 for the same period in 1997, with profit margins increasing to 30.9% from 21.8% for the same period in 1997. The percentage increase is primarily related to the increase in the document management segment's COM sales, which historically have contributed the highest product profit margins. For the three months ended December 31, 1998, gross profit in the document management segment increased $635,000, or 96.7%, to $1.3 million, as compared to gross profit of $657,000 for the same period in 1997. For the three months ended December 31, 1998, gross profit margins in the document management segment increased to 33.5%, from 24.7% for the same period in 1997. Gross profit in the Internet segment increased $68,000 to $37,000 for the three months ended December 31, 1998, as compared to a gross deficit of $31,000 for the same period in 1997. For the three months ended December 31, 1998, gross profit margins for the Internet segment were 8.2%.

    Operating expenses (selling, engineering, general and administrative) increased $4.7 million to $7.0 million for the three months ended December 31, 1998, as compared to $2.3 million for the same period in 1997. The increase in operating expenses is entirely related to the increase in the administrative, engineering, sales and marketing efforts associated with the Internet segment's ISP Channel cable based service offering. The expenses associated with these operations increased $4.8 million for the three months ended December 31, 1998, as compared to the same period in 1997. This increase includes our corporate operating expenses, as these expenses are now directly related to the operations of the Internet segment, given management's strategic refocusing towards the ISP Channel cable based service offering.

    Amortization expense associated with goodwill remained constant in the comparative periods.

    Consolidated interest expense increased $239,000, or 72.4%, to $569,000 for the three months ended December 31, 1998, as compared to $330,000 for the same period in 1997. Interest expense associated with the operations of the Internet segment increased $291,000 to $296,000 for the three months ended December 31, 1998, as compared to $5,000 for the same period in 1997, primarily due to lease financing associated with the capital expansion needs of the segment's ISP Channel cable based service offering. Interest expense associated with our outstanding indebtedness decreased by $52,000, primarily as the result of lower outstanding bank debt.

    We made no provision for income taxes for the three months ended December 31, 1998, as a result of our net operating loss carry-forward.

    We recognized income from operations with respect to our discontinued telecommunications segment of $139,000 for the three months ended December 31, 1998, as compared to a loss from operations of $108,000 for the same period in 1997.

    For the three months ended December 31, 1998, we had a net loss applicable to common shares of $6.5 million, or a loss per share of $0.77, compared to a net loss of $2.4 million for the same period in 1997, or a loss per share of $0.34.

FISCAL 1998 COMPARED TO FISCAL 1997

    Consolidated sales decreased $7.3 million, or 34.0%, to $14.1 million for fiscal 1998, as compared to $21.4 million for fiscal 1997. The decrease in consolidated sales was the result of a decrease in sales associated with the operations of MTC. Sales in this business decreased $7.3 million, or 35.8%, to $13.0 million for fiscal 1998, as compared to sales of $20.3 million for fiscal 1997. The decrease in MTC's sales was primarily the result of a significant decrease in the domestic sales of the business's core product line: COM equipment. Domestic orders for MTC's microfiche systems, which typically range in price from $200,000 to $1.0 million, were delayed by a purchasing slowdown brought about by a trend of corporate consolidation occurring within the business's major markets, including such industries as the document management service bureau industry and the banking and insurance industries. Sales were further affected by the fact that MTC entered the year with an order backlog of $1.4 million, as compared to an order backlog of $3.4 million in the prior period. MTC believes that this trend is reversing and that the demand for its products will return at least to their historical levels. ISP Channel sales increased $10,000, or 1.0%, to $1.0 million for fiscal 1998, as compared to fiscal 1997. Net sales for ISP Channel's cable-based services increased $289,000 to $309,000 for fiscal 1998, as compared to $20,000 for fiscal 1997. ISP Channel introduced its cable-based services to the market in the fourth quarter of fiscal 1997. Traditional dial-up and dedicated ISP Channel sales increased $42,000, or 7.0%, to $644,000 for fiscal 1998, as compared to $602,000 for fiscal 1997. This business also experienced a decrease in miscellaneous and one-time service sales of $321,000, or 83.2% to $65,000 for fiscal 1998, as compared to $386,000 for fiscal 1997. This decrease in miscellaneous and one-time service sales is the result of our decision to re-focus our sales efforts on our cable-based ISP Channel services.

    Consolidated gross profit decreased $6.0 million, or 63.5%, to $3.4 million for fiscal 1998, as compared to $9.4 million for fiscal 1997, with profit margins decreasing to 24.4% from 44.1% for the comparable period in 1997. The decrease in gross profit is primarily the result of a decrease in gross profits of $5.6 million associated with the operations of MTC. Gross profit margins in this business decreased to 27.9% in fiscal 1998, from 45.6% for the comparable period in 1997. This decrease in profit margin is a direct result of the decrease in MTC's COM equipment sales, which have historically contributed the highest product profit margins for this business. Gross profit decreased $323,000 in the Internet service business for fiscal 1998. ISP Channel experienced a negative gross profit of $200,000 in fiscal 1998, primarily as the result of the build-out of the segment's Internet operations used to support its cable-based service offering. In addition, on a system by system deployment basis, the ISP Channel cable-based service offering initially results in a negative gross profit, until such time as subscriber sales exceed the up-front, recurring fixed telephony and Internet connection fees.

    Consolidated operating expenses (selling, engineering, general and administrative) increased $7.1 million, or 91.6%, to $14.9 million for fiscal 1998, as compared to $7.8 million for fiscal 1997. Operating expenses associated with the operations of MTC decreased approximately $400,000, or 7.1%, to $5.3 million for fiscal 1998, as compared to $5.7 million for fiscal 1997. Operating expenses associated with ISP Channel and corporate overhead increased a combined $7.5 million, with expenses associated with ISP Channel increasing $6.7 million to $7.6 million for fiscal 1998, as compared to $860,000 for fiscal 1997. This increase in operating expense is primarily the result of the increase in ISP Channel's administrative, sales and marketing efforts supporting the ISP Channel cable-based service offering. Similarly, the increase in the corporate operating expenses are directly related to the management changes and financing activities associated with our strategic refocusing towards the ISP Channel cable-based service offering.

    Amortization expense associated with goodwill remained constant in fiscal 1998.

    In fiscal 1998, we recorded an impairment loss on the long-lived assets of the document management business. Estimates based upon certain trends in the document management business indicated that the undiscounted future cash flows from this business would be less than the carrying value of the long-lived assets related to this business. Accordingly, we recognized an asset impairment loss of $3.1 million, all of which was reduced from the carrying value of goodwill.

    For fiscal 1998, we had a net loss from continuing operations of $15.8 million, as compared to a net loss from continuing operations of $1.8 million for fiscal 1997.

    Interest expense increased $271,000, or 23.7%, to $1.4 million for fiscal 1998 from $1.1 million for fiscal 1997, primarily as a result of fluctuations in our outstanding indebtedness with respect to our revolving line of credit and the issuance of our 5% convertible subordinated debentures.

    We made no provisions for income taxes for fiscal 1998 and 1997 as a result of our net operating loss carry-forward.

    We recognized a loss from operations with respect to our discontinued telecommunications business of $73,000 for fiscal 1998, as compared to a gain from operations of $739,000 for the same period in 1997.

    We paid aggregate dividends of $343,000 in fiscal 1998 on our outstanding redeemable convertible preferred stock.

    For fiscal 1998, we had a net loss applicable to common shareholders of $17.3 million, as compared to a net loss of $2.6 million for fiscal 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

    Consolidated sales increased $1.7 million, or 8.9%, to $21.3 million for fiscal 1997, as compared to $19.6 million for fiscal 1996. MTC's sales increased $913,000, or 4.7%, to $20.3 million for fiscal 1997 as compared to $19.4 million for fiscal 1996. This increase in sales is primarily the result of increased monthly rental streams associated with the business' continued implementation of alternative customer leasing arrangements for its core COM products. ISP Channel sales increased $841,000 to $1.0 million for fiscal 1997 from $167,000 for fiscal 1996. ISP Channel sales for fiscal 1996 consist only of fourth quarter sales, as the business was acquired in June 1996.

    Consolidated gross profit increased $1.2 million, or 14.6%, to $9.4 million for fiscal 1997, as compared to $8.2 million for fiscal 1996, with profit margins increasing to 44.1% from 41.9% for the same period in 1996. Gross profit increased $1.3 million, or 15.4%, in MTC to $9.3 million for fiscal 1997 from $8.0 million for fiscal 1996, with gross profit margins increasing to 45.7% from 41.4% for the same period in 1996. The increase in gross profit margin was primarily the result of increased productivity efficiencies in the manufacturing operation, which in turn resulted from a strong equipment backlog and a steady, customer order driven, manufacturing schedule. ISP Channel recorded gross profits of $123,000 for fiscal 1997, however, year to year comparisons are not meaningful, given the fact that the business operated for only one quarter in fiscal 1996 and allocated no expense to cost of goods sold during this one quarter period.

    Consolidated operating expenses (selling, engineering, general and administrative) decreased $24,000, or 0.2%, to $9.9 million for fiscal 1997 as compared to $9.9 million for fiscal 1996. General and administrative expenses associated with MTC and corporate overhead decreased a combined

$810,000, or 20.2%, to $3.2 million for fiscal 1997, as compared to $4.0 million in the same period in 1996. The decrease in these combined general and administrative expenses was the result of certain overhead cost cutting measures implemented to achieve back office efficiencies throughout SoftNet. For MTC, engineering expenses increased $324,000, or 19.1%, to $2.0 million for fiscal 1997, as compared to $1.7 million for fiscal 1996, as a result of the business's continued effort to expand and improve the products offered to its customers. Included in the consolidated operating expenses are two separate, one-time charges associated with changes in our product lines, in the amounts of $2.1 million for fiscal 1997 and $2.2 million for fiscal 1996. ISP Channel operating expenses increased $483,000 to $858,000 for fiscal 1997, however, year to year comparisons are not meaningful given the fact that the business operated for only one quarter in fiscal 1996.

    Amortization expense increased $294,000, or 29.6%, to $1.3 million for fiscal 1997 from $993,000 for fiscal 1996. This increase in amortization expense is primarily the result of the additional amortization expense associated with the acquisition of ISP Channel in June 1996.

    We had a net loss from continuing operations of $1.8 million for fiscal 1997, as compared to a net loss from continuing operations of $2.7 million for fiscal 1996.

    Consolidated interest expense decreased $75,000, or 6.1%, to $1.1 million for fiscal 1997 as compared to $1.2 million for fiscal 1996, primarily as a result of the conversion of $4.5 million of convertible subordinated notes since June 1996.

    We recognized a gain on the sale of securities of $5.7 million in fiscal 1996. This gain was the result of the sale of all shares of IMNET Systems, Inc. ("IMNET") held by us.

    We made no provisions for income taxes for fiscal 1997 and fiscal 1996 as a result of our net operating loss carry-forward.

    We recognized a gain from operations with respect to its discontinued telecommunications business of $739,000 for fiscal 1997, as compared to a loss from operations of $1.8 million for the same period in 1996. The loss incurred in fiscal 1996 includes a loss from operations of $2.5 million associated with the disposal of our wholly-owned subsidiary, Communicate Direct, Inc.

    We recognized a loss from extraordinary item of $486,000 for fiscal 1997, as compared to a loss from extraordinary item of $6.1 million for the same period in 1996. The losses are associated with the disposal of our wholly-owned subsidiary, Communicate Direct, Inc.

    For fiscal 1997, we had a net loss applicable to common shareholders of $2.6 million, as compared to a net loss of $6.1 million for fiscal 1996.

    LIQUIDITY AND CAPITAL RESOURCES

    Over the past year, our growth has been funded through a combination of private equity, bank debt and lease financings. As of December 31, 1998, we had approximately $4.3 million of unrestricted cash. In addition, on January 12, 1999, we executed an agreement with a group of institutional investors whereby we issued $12.0 million in senior subordinated convertible notes. These notes bear an interest rate of 9% per year and mature in 2001. In connection with these notes, we issued to these investors an aggregate of 300,000 warrants. These warrants, which have an exercise price of $17.00 per warrant, expire in 2003. We have also received a commitment to provide a secured $3.0 million loan from a financial lender and are in negotiations with two additional lenders with regard to a $7.5 million senior secured credit facility. We believe, as a result of this, that we currently have sufficient cash and financing commitments to meet our funding requirements over the next year. However, we have experienced and continue to experience negative operating margins and negative cash flow from operations, as well as an ongoing requirement for substantial additional capital investment. We expect that we will need to raise substantial additional capital to accomplish our business plan over the next several years. Our future cash requirements for our business plan expansion will depend on a number of factors including (i) the number of cable affiliate contracts, (ii) cable modem and associated costs of equipment, (iii) the rate at which subscribers purchase our Internet service offering and (iv) the level of marketing required to acquire and retain subscribers and to attain a competitive position in the marketplace. In addition, we may wish to selectively pursue possible acquisitions of businesses, technologies, content or products complementary to those of ours in the future in order to expand our Internet presence and achieve operating efficiencies. We expect to seek to obtain additional funding through the sale of public or private debt and/or equity securities or through a bank credit facility. We expect we may raise as much as $150.0 million in debt and/or equity financing during fiscal 1999. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of our common stock. We can give no assurance as to the availability or terms upon which such financing might be available.

    For fiscal 1998, cash flows used in operating activities of continuing operations were $4.7 million, as compared to $1.4 million for fiscal 1997. We used $5.6 million in investing activities of continuing operations during fiscal 1998, as compared to $1.1 million used by investing activities of continuing operations in fiscal 1997. Cash flows provided by financing activities of continuing operations increased $20.4 million to $23.4 million for fiscal 1998, as compared to $3.0 million for fiscal 1997. This increase in cash flows was primarily the result of the issuance of our 5% redeemable convertible preferred stock.

    For the three months ended December 31, 1998, cash flows used in operating activities of continuing operations were $4.3 million, as compared to $780,000 for the same period in 1997. Cash flows used in investing activities of continuing operations were $3.2 million for the three months ended December 31, 1998, as compared to $76,000 for the same period in 1997. Cash flows used in financing activities of continuing operations were $881,000 for the three months ended December 31, 1998, as compared to cash flows provided by financing activities of continuing operations of $1.1 million for the same period in 1997.

    On December 31, 1997, we sold 5,000 shares of Series A Preferred Stock and warrants to purchase 150,000 shares of common stock for $5.0 million. The $4.6 million in net proceeds from this sale were applied to our revolving credit facility. On May 28, 1998, we sold 10,000 shares of Series B Preferred Stock and warrants to purchase 200,000 shares of common stock for $10 million and on August 31, 1998, we sold 7,500 shares of Series C Preferred Stock and warrants to purchase 93,750 shares of common stock for $7.5 million. The proceeds of these last two sales were added to our working capital. We have extended the maturity of our revolving credit facility, which has a maximum borrowing capacity of $9.5 million, through January 15, 2000.

    ACQUISITION OF INTELLIGENT COMMUNICATIONS. On February 9, 1999, we completed the purchase of Intelligent Communications. The purchase price was a cash component of $500,000, less payment of certain expenses, paid at closing, a promissory note in the amount of $1.0 million due one year after closing, a promissory note in the amount of $2.0 million due two years after closing, the issuance of 500,000 shares of our common stock (adjustable upwards after one year in certain circumstances) and a demonstration bonus of $1.0 million payable within one year after closing if certain conditions are met, and in cash or shares of our common stock at our option. Approximately $300,000 of the $1.0 million note is repayable in cash or in our common stock at our option, while balance of this note is repayable in cash or in our common stock at the option of the note holders. The $2.0 million note may be repaid in cash or in our common stock at our option.

    SALE OF KCI. On February 12, 1999, we sold KCI to Convergent Communications Services, Inc. ("Convergent Communications") for an aggregate purchase price of approximately $6.3 million subject to adjustment in certain events. Convergent Communications paid us $100,000 in cash upon execution of a letter of intent. Convergent Communications paid us the remainder of the purchase price on the closing date as follows: (i) $1.4 million in cash; (ii) 30,000 shares of Convergent Communications' parent company common stock with an agreed value of approximately $300,000 ($10.00 per share); (iii) a promissory note in the amount of $2.0 million which is payable on July 1, 1999 and bears simple interest at the rate of eleven percent per annum; (iv) a promissory note in the amount of $1.0 million which is payable on the date that is 12 months following the closing date and bears simple interest at the rate of eight percent per annum; and (v) a promissory note in an amount of $1.5 million which is payable on the date which is 12 months following the closing date, bears simple interest at the rate of eight percent per annum and is subject to mandatory prepayment in certain events.

    SALE OF MTC. On November 5, 1998, we also agreed to sell our document management business, MTC, to Global Information Distribution GmbH ("GID") for an aggregate purchase price of approximately $4.9 million. GID paid us $100,000 as a non-refundable deposit upon acceptance of the GID term sheet. GID will pay to us the remaining $4.8 million at the closing.

    TELEPONCE. In March 1999, we agreed to issue to Teleponce Cable TV, Inc. 660,000 shares of common stock for $15,000,000.

    The proceeds from the sale of MTC and KCI will be used in part to repay our bank credit facility with West Suburban Bank. As of December 31, 1998, there was $4.8 million outstanding under this facility. The balance of the proceeds will be used to pay for transaction costs associated with the sales and to increase our cash position. We cannot assure, however, that the sale of MTC will close on the terms described or at all.

    In aggregate, the sale of both MTC and KCI represents a radical change in our business and, as such, require shareholder approval. While KCI has been treated as a discontinued operation since July 27, 1998, and while our management intends to dispose of MTC, we have continued to treat MTC as a continuing business pending such shareholder approval of its sale. Set out below, however, are our unaudited selected financial data which reflect the effect on us had MTC and all other non-ISP Channel businesses been treated as discontinued operations.

                                                                                                           THREE MONTHS ENDED
                                                              FISCAL YEAR ENDED SEPTEMBER 30,                   DEC. 31,
                                                   -----------------------------------------------------  --------------------
                                                     1994       1995       1996       1997       1998       1997       1998
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (UNAUDITED)                           (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................................  $  --      $  --      $     167  $   1,008  $   1,018  $     215  $     444
Cost of sales....................................     --         --         --            885      1,218        246        407
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit (deficit)...........................     --         --            167        123       (200)       (31)        37
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

Operating expenses:
Selling, engineering and general and
  administrative.................................        707        676      2,130      2,062      9,579        870      5,649
Amortization of goodwill and transaction costs...     --         --            308        415        415        104        104
Cost associated with change in products and
  other..........................................     --         --            321     --         --         --         --
Acquisition costs and other......................     --            543     --         --         --         --         --
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses.........................        707      1,219      2,759      2,477      9,994        974      5,753
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

Loss from operations.............................       (707)    (1,219)    (2,592)    (2,354)   (10,194)    (1,005)    (5,716)

Interest expense.................................       (601)      (448)    (1,124)    (1,030)    (1,022)      (246)      (519)
Gain on sale of available-for-sale securities....     --         --          5,689     --         --         --         --
Other income (expenses)..........................     --              3         30        (72)       (60)         2        150
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

Income (loss) from continuing operations before
  income taxes...................................     (1,308)    (1,664)     2,003     (3,456)   (11,276)    (1,249)    (6,085)

Provision for income taxes.......................     --         --         --         --         --         --         --
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

Income (loss) before discontinued operations and
  extraordinary item.............................     (1,308)    (1,664)     2,003     (3,456)   (11,276)    (1,249)    (6,085)
Discontinued operations:
Gain (loss) from operations......................       (120)    (7,348)    (2,039)     1,311     (5,726)    (1,129)      (138)
Estimated loss on disposal.......................     --           (644)    --         --         --         --         --
Extraordinary item--loss on sale of business.....     --         --         (6,061)      (486)    --         --         --
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss.........................................     (1,428)    (9,656)    (6,097)    (2,631)   (17,002)    (2,378)    (6,223)
Preferred dividends..............................     --         --         --         --           (343)    --           (243)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss applicable to common shares.............  $  (1,428) $  (9,656) $  (6,097) $  (2,631) $ (17,345) $  (2,378) $  (6,466)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic and diluted loss per common share..........  $   (0.38) $   (2.22) $   (1.05) $   (0.40) $   (2.35) $   (0.34) $   (0.77)
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Working capital..................................  $    (918) $     731  $  (1,129) $  (1,205) $   5,281  $   3,315  $  (3,940)
Total assets.....................................      4,281     25,091     15,299     12,609     29,625     16,504     25,017
Total long-term liabilities......................        254     10,264      9,477      8,876      9,517     10,131      9,300
Redeemable convertible preferred stock...........     --         --         --         --         18,187     --         15,754
Shareholders' equity (deficit)...................      2,436     11,685      3,793      2,028     (6,171)     4,499     (9,795)

YEAR 2000 ISSUES

    Many computer programs have been written using two digits rather than four to define the applicable year. This poses a problem at the end of the century because such computer programs would not properly recognize a year that begins with "20" instead of "19." This, in turn, could result in major system failures or miscalculations that could disrupt our business. We have formulated a Y2K Plan to address our Y2K issues and have created a Y2K Task Force headed by the Director of Information Systems and Data Services to implement the plan. Our Y2K Plan has six phases:

    1. Organizational Awareness--educate our employees, senior management, and the board of directors about the Y2K issue.

    2. Inventory--complete inventory of internal business systems and their relative priority to continuing business operations. In addition, this phase includes a complete inventory of critical vendors, suppliers and services providers and their Y2K compliance status.

    3. Assessment--assessment of internal business systems and critical vendors, suppliers and service providers and their Y2K compliance status.

    4. Planning--preparing the individual project plans and project teams and other required internal and external resources to implement the required solutions for Y2K compliance.

    5.  Execution--implementation of the solutions and fixes.

    6.  Validation--testing the solutions for Y2K compliance.

    Our Y2K Plan will apply to two areas:

    1.  Internal business systems

    2.  Compliance by external customers and providers

    INTERNAL BUSINESS SYSTEMS

    Our internal business systems and workstation business applications will be a primary area of focus. We are in the unique position of completing the implementation of new enterprise-wide business solutions to replace existing manual processes and/or "home grown" applications during 1999. These solutions are represented by their vendors as being fully Y2K compliant. We have few, if any, "legacy" applications that will need to be evaluated for Y2K compliance.

    We have completed the Inventory, Assessment and Planning Phases of substantially all critical internal business systems. The Execution and Validation Phases will be completed by August 31, 1999. We expect to be Y2K compliant on all critical systems, which rely on the calendar year, before December 31, 1999.

    Some non-critical systems may not be addressed until after January 2000. However, we believe such systems will not cause significant disruptions in our operations.

    COMPLIANCE BY EXTERNAL CUSTOMERS AND PROVIDERS

    We are in the process of the inventory and assessment phases of our critical suppliers, service providers and contractors to determine the extent to which the our interface systems are susceptible to those third parties' failure to remedy their own Y2K issues. We expect that assessment will be complete by mid-1999. To the extent that responses to Y2K readiness are unsatisfactory, we intend to change suppliers, service providers or contractors to those that have demonstrated Y2K readiness. We cannot be assured that we will be successful in finding such alternative suppliers, service providers and contractors. We do not currently have any formal information concerning the status of our customers but have received indications that most of our customers are working on Y2K compliance.

    RISKS ASSOCIATED WITH Y2K

    We believe the major risk associated with the Y2K issue is the ability of our key business partners and vendors to resolve their own Y2K issues. We will spend a great deal of time over the next several months, working closely with suppliers and vendors, to assure their compliance.

    Should a situation occur where a key partner or vendor is unable to resolve their Y2K issue, we expect to be in a position to change to Y2K compliant partners and vendors.

    COSTS TO ADDRESS Y2K ISSUES

    Because we are in the unique position of implementing new enterprise-wide business solutions to replace existing manual processes and/or "home grown" applications, there will be little, if any, Y2K changes required to existing business applications. All of the new business applications implemented (or in the process of being implemented in 1999) are represented as being Y2K compliant.

    We currently believe that implementing our Y2K Plan will not have a material effect on our financial position.

    CONTINGENCY PLAN

    We have not formulated a contingency plan at this time but expect to have specific contingency plans in place prior to September 30, 1999.

    SUMMARY

    We anticipate that the Y2K issue will not have a material adverse effect on the financial position or results of our operations. There can be no assurance, however, that the systems of other companies or government entities, on which we rely for supplies, cash payments, and future business, will be timely converted, or that a failure to convert by another company or government entities, would not have a material adverse effect on our financial position or results of operations. If third party suppliers, service providers and contractors, due to Y2K issues, fail to provide us with components, materials, or services which are necessary to deliver our service and product offerings, with sufficient electrical power and transportation infrastructure to deliver our service and product offerings, then any such failure could have a material adverse effect our ability to conduct business, as well as our financial position and results of operations.

INTEREST RATE RISK

    Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to its various outstanding debt instruments. The risk associated with fluctuating interest expense is limited, however, to the exposure related to those debt instruments and credit facilities which are tied to market rates. We do not use derivative financial instruments in our investment portfolio. We ensure the safety and preservation of its invested principal funds by limiting default risks, market risk and reinvestment risk. We mitigate default risk by investing in safe and high-credit quality securities.

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

    We have prepared the following unaudited pro forma consolidated condensed financial statements from our historical financial statements included elsewhere in this prospectus and from the historical financial statements of Intelligent Communications included in our reports on Form 8-K/A as filed with the SEC on February 26 and March 12, 1999. The unaudited pro forma consolidated condensed statements of operations for the year ended September 30, 1998 and the three months ended December 31, 1998 reflect adjustments as if we had (i) acquired Intelligent Communications (the "Intelligent Communications Acquisition") and
(ii) sold substantially all of the assets of the Company's wholly-owned subsidiary, KCI (the "KCI Disposition"), as described in the accompanying notes, as of October 1, 1997. The unaudited pro forma consolidated condensed balance sheet as of December 31, 1998 reflect adjustments as if the Intelligent Communications Acquisition and KCI Disposition, as described in the accompanying notes, had occurred as of December 31, 1998.

    The unaudited pro forma consolidated condensed financial statements should be read in conjunction with the notes included herewith, our audited consolidated financial statements and notes to those statements as of September 30, 1998 and 1997 and for the three years ended September 30, 1998, our unaudited consolidated condensed financial statements as of, and for the three months ended, December 31, 1998 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the Intellicom financial statements incorporated by reference in this prospectus from our Forms 8-K/A as filed with the SEC on February 26 and March 12, 1999.

    The unaudited pro forma consolidated condensed financial statements do not purport to represent what our results of operations or financial position would have been had the Intelligent Communications Acquisition and the KCI Disposition occurred on the dates specified, or to project our results of operations or financial position for any future period or date. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data. Actual amounts could differ from those set forth below.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                               AS OF DECEMBER 31, 1998(1)
                                                     ----------------------------------------------
                                                                ACQUISITION  DISPOSITION     PRO
                                                     HISTORICAL ADJUSTMENTS  ADJUSTMENTS    FORMA
                                                     ---------  -----------  -----------  ---------

                                              ASSETS
Current assets:
  Cash.............................................  $   4,329   $     134(a)  $   1,400(e) $   5,363
                                                                      (500)(b)
  Accounts receivable, net.........................      3,819         294(a)                 4,113
  Current portion of gross investment in leases....      1,239                                1,239
  Inventories......................................      1,195                                1,195
  Other current assets.............................      1,146          93(a)      4,500(e)     5,739
                                                     ---------  -----------  -----------  ---------
    Total current assets...........................     11,728          21        5,900      17,649
Restricted cash....................................        800                                  800
Property and equipment, net........................      9,880         639(a)                10,519
Gross investment in leases, net of current
  portion..........................................      1,717                                1,717
Acquired technology and other intangibles, net.....        683      15,056(c)                15,739
Other assets.......................................      1,089         104(a)        300(e)     1,493
Net assets associated with discontinued
  operations.......................................      3,813      --           (3,813)(d)    --
                                                     ---------  -----------  -----------  ---------
    Total assets...................................  $  29,710   $  15,820    $   2,387   $  47,917
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

                        LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable and accrued expenses............  $  10,862   $   1,218(a)  $    (100)(e) $  11,980
  Short-term debt..................................                  1,000(b)                 1,000
  Current portion of long-term debt................      1,855         609(a)                 2,464
  Other current liabilities........................      1,086      --           --           1,086
                                                     ---------  -----------  -----------  ---------
    Total current liabilities......................     13,803       2,827         (100)     16,530
Long-term debt, net of current portion.............      9,430       2,000(b)                11,430
Other long-term liabilities........................        518          24(a)                   542
Redeemable convertible preferred stock.............     15,754                               15,754
Shareholders' deficit:
Common stock and capital in excess of par value....     46,739      10,969(b)                57,708
Deferred stock compensation........................       (303)                                (303)
Accumulated deficit................................    (56,231)                   2,487(f)   (53,744)
                                                     ---------  -----------  -----------  ---------
    Total shareholders' equity (deficit)...........     (9,795)     10,969        2,487       3,661
                                                     ---------  -----------  -----------  ---------
    Total liabilities, redeemable convertible
      preferred stock and shareholders' equity
      (deficit)....................................  $  29,710   $  15,820    $   2,387   $  47,917
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

------------------------

(1) References in parenthetical are to Note 3 to the unaudited pro forma consolidated condensed financial statements.

 See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES
      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       FOR THE YEAR ENDED SEPTEMBER 30, 1998(1)
                                                    ----------------------------------------------
                                                               ACQUISITION  DISPOSITION     PRO
                                                    HISTORICAL ADJUSTMENTS  ADJUSTMENTS    FORMA
                                                    ---------  -----------  -----------  ---------
Net sales.........................................  $  14,060   $   2,533(g)  $  --      $  16,593
Cost of sales.....................................     10,628       1,450(g)                12,078
                                                    ---------  -----------  -----------  ---------
  Gross profit....................................      3,432       1,083                    4,515
Operating expenses................................     19,265       1,888(g)                23,304
                                                                    2,151(i)
                                                    ---------  -----------  -----------  ---------
Loss from continuing operations...................    (15,833)     (2,956)                 (18,789)
Other income (expense):
  Interest expense................................     (1,416)        (53)(g)               (1,714)
                                                                     (245)(h)
  Other income....................................        320           2(g)        284(l)       606
                                                    ---------  -----------  -----------  ---------
Income (loss) from continuing operations before
  discontinued operations.........................    (16,929)     (3,252)         284     (19,897)
Income (loss) from discontinued operations........        (73)                      73(k)    --
Extraordinary item--gain on sale of business......     --                        2,865(m)     2,865
                                                    ---------  -----------  -----------  ---------
Net income (loss).................................    (17,002)     (3,252)       3,222     (17,032)
Preferred dividends...............................       (343)                                (343)
                                                    ---------  -----------  -----------  ---------
Net income (loss) applicable to common shares.....  $ (17,345)  $  (3,252)   $   3,222   $ (17,375)
                                                    ---------  -----------  -----------  ---------
                                                    ---------  -----------  -----------  ---------
Basic and diluted earnings (loss) per share:
  Continuing operations...........................  $   (2.29)                           $   (2.52)
  Discontinued operations.........................      (0.01)                              --
  Extraordinary item..............................     --                                     0.36
  Preferred dividends.............................      (0.05)                               (0.04)
                                                    ---------                            ---------
    Net loss applicable to common shares..........  $   (2.35)                           $   (2.20)
                                                    ---------                            ---------
                                                    ---------                            ---------
Shares used to compute basic and diluted earnings
  (loss) per share................................      7,391         500(j)                 7,891
                                                    ---------  -----------  -----------  ---------
                                                    ---------  -----------  -----------  ---------

------------------------

(1) References in parenthetical are to Note 3 to the unaudited pro forma consolidated condensed financial statements.

 See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES
      UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      FOR THE THREE MONTHS ENDED DECEMBER 31, 1998(1)
                                                      ------------------------------------------------
                                                                   ACQUISITION  DISPOSITION     PRO
                                                      HISTORICAL   ADJUSTMENTS  ADJUSTMENTS    FORMA
                                                      -----------  -----------  -----------  ---------
Net sales...........................................   $   4,296    $     577(g)  $  --      $   4,873
Cost of sales.......................................       2,967          396(g)                 3,363
                                                      -----------  -----------  -----------  ---------
  Gross profit......................................       1,329          181                    1,510
Operating expenses..................................       7,339          585(g)                 8,462
                                                                          538(i)
                                                      -----------  -----------  -----------  ---------
Loss from continuing operations.....................      (6,010)        (942)                  (6,952)
Other income (expense):
  Interest expense..................................        (569)         (37)(g)                 (649)
                                                                          (43)(h)
  Other income......................................         217                                   217
                                                      -----------  -----------  -----------  ---------
Loss from continuing operations before discontinued
  operations........................................      (6,362)      (1,022)                  (7,384)
Income (loss) from discontinued operations..........         139                      (139)(k)    --
                                                      -----------  -----------  -----------  ---------
Net loss............................................      (6,223)      (1,022)        (139)     (7,384)
Preferred dividends.................................        (243)                                 (243)
                                                      -----------  -----------  -----------  ---------
Net loss applicable to common shares................   $  (6,466)   $  (1,022)   $    (139)  $  (7,627)
                                                      -----------  -----------  -----------  ---------
                                                      -----------  -----------  -----------  ---------
Basic and diluted earnings (loss) per share:
  Continuing operations.............................   $   (0.76)                            $   (0.82)
  Discontinued operations...........................        0.02                                --
  Preferred dividends...............................       (0.03)                                (0.03)
                                                      -----------                            ---------
    Net loss applicable to common shares............   $   (0.77)                            $   (0.85)
                                                      -----------                            ---------
                                                      -----------                            ---------
Shares used to compute basic and diluted earnings
  (loss) per share..................................       8,374          600(j)                 8,974
                                                      -----------  -----------  -----------  ---------
                                                      -----------  -----------  -----------  ---------

------------------------

(1) References in parenthetical are to Note 3 to the unaudited pro forma consolidated condensed financial statements.

 See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(1)  THE INTELLIGENT COMMUNICATIONS ACQUISITION

    The unaudited pro forma consolidated condensed financial statements reflect adjustments for the Intelligent Communications Acquisition, in which Intelligent Communications became a wholly-owned subsidiary of the Company for Total Consideration (as defined below) of $15,469,000, consisting of:

    - Cash paid at closing of $500,000 (the "Cash Consideration");

    - Issuance of 500,000 shares of the Company's common stock at closing (the "Closing Shares"), at which time the Company's common stock was trading at $14.938 per share, for a total value of $7,469,000;

    - A second tranche of Closing Shares of up to 150,000 shares issuable upon the first anniversary date of the closing if the total amount of shares issued to date does not exceed a total value of $5,000,000 as of the first anniversary date. For purposes of the pro forma financial information presented herein, the second tranche of Closing Shares has not been factored in as the market value of the Closing Shares currently exceeds $5,000,000;

    - Additional shares of the Company's common stock issuable upon the first, second and third anniversaries of the closing, valued at a total of $3,500,000 (together with the Closing Shares, the "Equity Consideration"), of which $1,500,000 is allotted for the first and second anniversaries and $500,000 for the third;

    - Issuance of a $1,000,000 secured promissory note payable upon the first anniversary date of the closing, which bears interest at 7.5% per annum (the "First Promissory Note");

    - Issuance of a $2,000,000 secured promissory note payable upon the second anniversary date of the closing, which bears interest at 8.5% per annum (the "Second Promissory Note", together with the First Promissory Note, the "Debt Consideration"); and

    - A demonstration bonus of $1,000,000 payable to all Intelligent Communications shareholders upon the first anniversary date of the closing upon successful demonstration of certain cable technology (the "Bonus Consideration", together with the Cash Consideration, the Equity Consideration and the Debt Consideration, the "Total Consideration").

    The Company is in the process of evaluating and finalizing the effects of the Intelligent Communications Acquisition on its business and financial statements on a going-forward basis. As the outcome of such analysis is unknown at this time, certain assumptions and conclusions made for purposes of the pro forma financial information provided herein are considered preliminary and subject to change at the discretion of the Company's management. However, the Company believes that any possible variations from the assumptions applied should not have a material effect on the pro forma financial statements.

(2)  THE KCI DISPOSITION

    The unaudited pro forma consolidated condensed financial statements reflect adjustments for the KCI Disposition, in which the Company sold substantially all of the assets of its wholly-owned subsidiary for Total Proceeds (as defined below) of $6,300,000, consisting of:

    - Cash paid at closing of $1,500,000, of which $100,000 had previously been paid in the form of a deposit in November 1998 (the "Cash Proceeds");

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (CONTINUED)

    - Receipt of a $2,000,000 secured promissory note payable within 138 days of the closing date, which bears interest at 11.0% per annum (the "First Promissory Note");

    - Receipt of a $1,000,000 secured promissory note payable upon the first anniversary date of the closing, which bears interest at 8.0% per annum (the "Second Promissory Note");

    - Receipt of a $1,500,000 secured promissory note payable upon the first anniversary date of the closing, which bears interest at 8.0% per annum (the "Third Promissory Note", together with the First Promissory Note and Second Promissory Note, the "Notes");

    - Receipt of 30,000 shares of common stock of the acquiring company's parent company, Convergent Communications, Inc., valued at $10 per share, or $300,000 (the "Equity Proceeds", together with the Cash Proceeds and Notes, the "Total Proceeds").

(3)  PRO FORMA ADJUSTMENTS

    THE INTELLIGENT COMMUNICATIONS ACQUISITION

    The unaudited pro forma consolidated condensed balance sheet gives effect to the following acquisition adjustments:

    (a) Represents the addition of the tangible net assets of Intelligent Communications derived from financial statements of Intelligent Communications as if the acquisition had occurred as of December 31, 1998 consisting of the following (in thousands):

Cash.......................................................  $     134
Accounts receivable, net...................................        294
Prepaid expenses...........................................         93
Property and equipment, net................................        639
Other assets...............................................        104
Accounts payable and accrued expenses......................     (1,218)
Short-term debt............................................       (609)
Other long-term liabilities................................        (24)

    (b) Represents the Total Consideration paid by the Company, less the Bonus Consideration (see below), for the Intelligent Communications Acquisition consisting of a reduction of cash of $500,000 for the Cash Consideration; an increase in common stock and capital in excess of par value of $10,969,000 for the Equity Consideration and an increase in short-term debt and long-term debt of $1,000,000 and $2,000,000, respectively, for the Debt Consideration. Because the Bonus Consideration is contingent upon successful demonstration of certain performance criteria (as defined) being met, the Company has not accrued for such contingent Bonus Consideration as there is significant uncertainty as to whether or not such performance criteria will be met.

    (c) Represents the intangible asset recorded by the Company for the acquisition as the Total Consideration paid by the Company, less the Bonus Consideration (refer to pro forma adjustment 3(b) above, exceeded the negative tangible book value of Intelligent Communications as of December 31, 1998 by $15,056,000. The nature of the developed technology acquired provides the Company with a proprietary satellite system, involving both hardware and software, which provides a high-performance, two-way satellite-based Internet access service. The nature of the acquired technology will, among other things, allow the

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (CONTINUED)

       Company to lower the costs of bringing the Internet to small- and medium-sized independent cable operators. The technology acquired has already been tested and proven to be a viable business. Therefore, the Company believes that the underlying technology acquired in the Intelligent Communications Acquisition is not subject to rapid change, and the Company feels such acquired technology will support the Company's business plan over the typical length of its contracts without having to significantly change or enhance the acquired technology. The Company's contracts with its cable affiliates typically run from five to seven years. In determining how much of the purchase price in excess of the tangible book value of Intelligent Communications to allocate to acquired technology, the Company considered that there was little value ascribable to other intangible assets, such as customer lists or workforce. Rather, the Company, after careful consideration, determined that the fair market value of the acquired technology is equivalent to the intangible assets acquired in this acquisition. The Company, therefore, will be amortizing this amount by the straightline method over a period of seven years (a typical contract's duration), the anticipated useful life of this acquired technology.

    THE KCI DISPOSITION

    The unaudited pro forma consolidated condensed balance sheet gives effect to the following disposition adjustments:

    (d) Represents the removal of the net assets of KCI, which the Company previously identified as discontinued operations in its historical financial statements, consisting of the following (in thousands):

Accounts receivable, net...................................  $   1,847
Inventories................................................      2,490
Prepaid expenses...........................................         99
Property and equipment, net................................        398
Other assets...............................................         22
Accounts payable and accrued expenses......................     (1,710)
Capital lease obligation...................................        (71)
Deferred revenue...........................................       (901)
                                                             ---------
Subtotal...................................................      2,174
Goodwill, net..............................................      1,639
                                                             ---------
  Total net assets associated with discontinued
    operations.............................................  $   3,813
                                                             ---------
                                                             ---------

       All such assets were sold in the KCI Disposition with the exception of goodwill, which the Company has written-off in conjunction with the KCI Disposition. The cash of KCI has also been excluded from the sale; however, the Company has appropriately reflected the cash of KCI with the Company's other cash balances in its historical balance sheet.

    (e) Represents the Total Proceeds received by the Company for the KCI Disposition consisting of an increase in cash of $1,400,000 and a reduction of accounts payable and accrued liabilities of $100,000 for the Cash Proceeds; an increase in other current assets of $4,500,000 for the Notes and an increase in other assets of $300,000 for the Equity Proceeds, which the Company plans to hold as a long-term investment.

    (f) Represents the gain on sale for the KCI Disposition of $2,487,000.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (CONTINUED)

    THE INTELLIGENT COMMUNICATIONS ACQUISITION

    The unaudited pro forma consolidated condensed statements of operations give effect to the following acquisition adjustments:

    (g) Represents the results of operations of Intellicom derived from financial statements of Intelligent Communications for the following periods (in thousands):

                                                           FOR THE      FOR THE THREE
                                                         YEAR ENDED     MONTHS ENDED
                                                        SEPTEMBER 30,   DECEMBER 31,
                                                           1998(1)          1998
                                                        -------------  ---------------
Net Sales.............................................    $   2,533       $     577
Cost of sales.........................................       (1,450)           (396)
Operating expenses....................................       (1,888)           (585)
Interest expense......................................          (53)            (37)
Other income..........................................            2          --
                                                        -------------         -----
Net loss..............................................    $    (856)      $    (441)
                                                        -------------         -----
                                                        -------------         -----

       -------------------------------

       (1) Includes the results of operations for the period from October 1, 1997 through December 31, 1997, which have been derived from unaudited management accounts of Intelligent Communications.

    (h) Represents the additional interest expense due to the Debt Consideration of $245,000 and $43,000 for the year ended September 30, 1998 and the three months ended December 31, 1998, respectively. For purposes of the pro forma financial information presented herein, the First Promissory
       Note is assumed to be repaid in full as of October 1, 1998.

    (i) Represents the amortization of the intangible asset acquired in the Intelligent Communications Acquisition, which is recorded as acquired technology, of $2,151,000 and $538,000 for the year ended September 30, 1998 and the three months ended December 31, 1998, respectively. This acquired technology is being amortized on a straightline basis over seven years, the anticipated useful life of the acquired technology for purposes of the pro forma financial information provided herein.

    (j) Represents the addition to shares used in computing basic and diluted loss per share of 500,000 and 600,000 for the year ended September 30, 1998 and the three months ended December 31, 1998, respectively. For purposes of the pro forma financial information presented herein, the shares issuable upon the first anniversary date, valued at $1,500,000, are based on the same value per share as the Closing Shares, that is, $14.938 per share, which results in an additional 100,000 shares of common stock issued upon the first anniversary date of the closing, which, for purposes of the pro forma financial information presented herein, is deemed to be October 1, 1998. The Company has excluded the effect of any of the other authorized but unissued shares related to the Equity Consideration, as the effect would be anti-dilutive.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (CONTINUED)

    THE KCI DISPOSITION

    The unaudited pro forma consolidated condensed statements of operations give effect to the following disposition adjustments:

    (k) Represents the removal of KCI's profits and losses, which the Company previously identified as discontinued operations in its historical financial statements.

    (l) Represents the additional interest income due to the Notes of $284,000 for the year ended September 30, 1998. For purposes of the pro forma financial information presented herein, the Notes are assumed to be repaid in full as of October 1, 1998.

    (m) Represents the recognition of the gain related to the KCI Disposition. As of September 30, 1997, the net assets associated with the discontinued operations of KCI were $3,435,000, resulting in a gain of $2,865,000 as of October 1, 1997.

                                    BUSINESS

    EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE RISKS DISCUSSED UNDER THE CAPTION "RISK FACTORS." WE OPERATE PRINCIPALLY IN TWO INDUSTRY SEGMENTS:
DOCUMENT MANAGEMENT AND INTERNET SERVICES. SEE NOTE 17 TO OUR FINANCIAL
STATEMENTS

    We are in the process of implementing a new strategy emphasizing our Internet services business (the "ISP Channel"). Currently, we own three businesses: our satellite Internet service business (Intelligent Communications), our document management business (MTC) and ISP Channel. Each business operates through one of our wholly-owned subsidiaries. As part of our new focus, on February 12, 1999, we completed the divestiture of our telecommunications business, KCI. In addition, we have signed a letter of intent to sell MTC. Because the sale of MTC remains subject to shareholder approval, we are accounting for MTC as a continuing business rather than a discontinued operation. The sale of MTC and KCI is intended to enable us to aggressively expand our ISP Channel. See "-- Micrographic Technology Corporation."

    On February 9, 1999, we completed the purchase of Intelligent Communications Inc., the former Xerox Skyway Network. Intelligent Communications has a proprietary two-way satellite technology that can be used to provide Internet access while bypassing the often expensive telephony costs involved in connecting to the Internet. We believe that integrating this new technology into our existing business plan will allow us to cost effectively provide our ISP Channel service to smaller systems in more remote areas as well as to certain other markets including apartment buildings, hotels, hospitals, and schools, thereby decreasing our cost basis and increasing our potential market size. See "--Intelligent Communications, Inc."

    In connection with our increased emphasis on cable-based Internet services, we have built a highly experienced management team to grow our Internet business, including Vice Chairman of the Board, President and Chief Executive Officer, Dr. Lawrence B. Brilliant (co-founder of The Well, one of the first online communities); Director, Vice President and President of ISP Channel, Inc., Ian B. Aaron (former Director of Marketing, Sales and Product Development of GTE Business Communications); Chief Operating Officer, Garrett J. Girvan (former Chief Operating Officer and Chief Financial Officer of Viacom Cable); Chief Financial Officer, Douglas S. Sinclair (formerly Chief Financial Officer of Silicon Valley Networks, Inc.); Vice President, External Affairs, Secretary, and General Counsel, Steven M. Harris (formerly Vice President, Broadband Services, Pacific Telesis Group); Senior Vice President, Marketing of ISP Channel, Inc., Kevin Gavin (formerly Regional Vice President of Teligent, Inc.); Director, Edward A. Bennett (former President of Prodigy Services, President and Chief Executive Officer of VH-1 Networks and Chief Operating Officer of Viacom Cable); and Director, Sean P. Doherty (former Chief Operating Officer of @Home). In addition, we have recruited a number of key employees and consultants with significant industry experience, including Atam Lalchandani (former Chief Financial Officer of @Home) and Howard Rheingold (author of VIRTUAL COMMUNITIES).

                               ISP CHANNEL, INC.

    We seek to become the dominant cable-based provider of high-speed Internet access and other Internet-related services to homes and businesses in the franchise areas of those cable systems unaffiliated with the seven largest U.S. cable operators and certain other smaller systems. We estimate that our target market comprises over 2,200 systems passing approximately 24.6 million U.S. homes. As of March 3, 1999, we had contracts with cable operators representing approximately 1.6 million homes passed. In addition, we have letters of intent with eight cable operators, representing 35 systems and approximately 339,000 homes passed. We also plan to target certain other markets including apartment buildings, hotels, hospitals and schools, which significantly increases the size of our market. Though actual speeds may vary, our Internet service, which is marketed using the brand name "ISP Channel," provides residential and business subscribers access to the Internet over the existing cable television infrastructure at speeds up to 50 times faster than
28.8 kbps dial-up access. For example, this increased speed reduces the required download time for a 10 megabyte file from approximately 46 minutes to under one minute and allows subscribers to benefit from sophisticated multimedia applications and programming. The ISP Channel also offers an intuitive user interface provided through a co-branding agreement with Excite, and local information, news and entertainment customized for each community served.

INDUSTRY BACKGROUND

    THE INTERNET. The Internet has emerged as a global communications medium enabling millions of people to share information, to enjoy entertainment and to conduct business. Consumers and businesses are increasingly using readily-available, low-cost access to the Internet to benefit from such applications as electronic mail, corporate intranets, telecommuting or other remote access, online advertising and electronic commerce. If the growth of the Internet continues to accelerate and the number of bandwidth-intensive multimedia applications continues to grow, we believe consumers will increasingly demand a higher-speed alternative to currently available dial-up Internet access. We believe that cable networks are well-positioned to address this rapidly growing demand. First, cable networks already pass nearly all U.S. homes. Second, many cable operators are upgrading their networks to provide two-way communications to their subscribers, which will enable an "always on" connection to the Internet. Third, newly-developed technologies, including cable modems, specialized routers and caching servers, now enable cable networks to be directly linked to the Internet, providing high-speed Internet access.

    There has been a substantial increase in the number of Internet users in recent years, as well as in the availability of, and the demand for, multimedia and other bandwidth-intensive information over the Internet, consisting of data, voice and video in the form of value-added services and applications. Both of these trends have resulted in an increasing demand from users for higher speed access to the Internet at reasonable prices. With the increasing dependence on communications networks and the growing demand for bandwidth-intensive information, we believe that consumers will demand greater transmission speeds. Moreover, many multimedia applications such as video on demand, video teleconferencing, multi-site computer game playing, streaming video and high quality audio over the Internet are not practical at transmission speeds typical of dial-up access.

    THE ADVANTAGES OF DELIVERING HIGH-SPEED INTERNET ACCESS OVER THE EXISTING CABLE INFRASTRUCTURE. The full potential of Internet applications cannot be realized without removing the performance bottlenecks inherent in the "last mile" of the telecommunications infrastructure. Consisting primarily of copper twisted-pair wire or coaxial cable, this infrastructure was originally designed for analog transmission, such as analog voice or one-way analog video signals, rather than high-speed two-way broadband digital transmission. Today, there are multiple technologies that attempt to address the need for high-speed last mile connections, including (i) wireline telephone infrastructure technologies; (ii) wireless infrastructure technologies; and (iii) hybrid fiber coaxial ("HFC") cable infrastructure technologies utilizing cable modems. While each of these technologies has certain advantages, the cable infrastructure currently provides the highest generally available potential transmission speeds, with data transmission speeds of up to 50 times faster than 28.8 kbps dial-up access and, in two-way cable systems, "always on" availability. In addition, cable infrastructure passes over 90% of U.S. homes.

    The advantages of using the existing cable infrastructure to bring Internet, Web, IP telephony and other similar services to homes and businesses are: (i) ease of deployment, (ii) ease of Internet access, (iii) relatively high speed of transmission, (iv) relatively low cost of service and (v) high security.

    - Cable lends itself to ease of deployment because the cable infrastructure is already in place and relatively small technical enhancements at the headend and at the home or business location allow rapid service deployment.

    - From the user's point of view, a two-way cable connection to either a television or a computer, unlike a dial-up modem, is "always on," allowing for faster access to e-mail, information services and other Internet or Web-based material. We believe that this ease of access will translate into widespread consumer acceptance of this access option.

    - Cable modems access the Internet at speeds up to 50 times faster than a
      28.8 kbps dial-up modem, which is the most widely used Internet access method. The speed afforded by cable-based access allows subscribers to take advantage of the increasing availability of bandwidth-intensive multimedia applications (such as video on demand, high quality audio and distance learning), online commerce applications (such as retailing, financial services and online software distribution) and interactive games.

    - Cable-based Internet access gives subscribers high-speed Internet access at prices comparable to technologies providing less capacity, such as digital subscriber line ("DSL") services.

    - Recent developments in encryption technology allow the transmission of data over the Internet using the cable infrastructure to have a high level of security.

    READINESS OF THE CABLE INFRASTRUCTURE AND OF CABLE OPERATORS FOR THE INTERNET, TELEPHONY AND RELATED SERVICES. Many cable operators are currently upgrading their cable infrastructures to permit two-way transmission. With cable systems that do not currently facilitate two-way services, cable subscribers can use conventional dial-up telephone service for upstream communications, albeit with the loss of the "always on" feature and the broadband path from the home to the Internet.

    Many cable operators are increasingly making the commitment to one or another method of delivering Internet-related services to the homes and business in their franchise areas. Several domestic cable operators have recently cooperated to create the Multimedia Cable Network System ("MCNS") specification to define multi-vendor interoperable cable modems. This specification is expected to be widely adopted for the North American consumer market, which would result in wider availability and lower prices for cable modem equipment.

    THE CABLE INDUSTRY. The cable industry consists of thousands of cable operators, most of whom operate more than one cable system. Franchised cable operators enjoy high barriers to entry because the economics of providing cable services require a relatively high level of penetration in a local market for a cable operator to be successful. According to Claritas, in 1997 approximately
92.2 million U.S. households were passed by cable from approximately 11,400 franchised cable systems, virtually all of which we believe can be equipped to enable high-speed Internet access. Approximately 70% of these households are cable subscribers.

    Many cable operators are currently investing in new technologies to increase their bandwidth (and thereby offer more channels) to permit two-way transmission of data and to reduce the amount of distortion over their lines. These upgrades to their infrastructure can provide cable-based Internet users with faster and more cost-effective access to Internet content. We believe that most independent MSOs and cable operators generally do not want to offer Internet services directly because of the required investment in equipment, network and knowledgeable staff to provide such services to their subscribers.

SOFTNET'S SOLUTION

    We believe that the ISP Channel can provide the following benefits to consumers and businesses:

    HIGH-SPEED ACCESS. The speed afforded by cable-based access allows subscribers to enjoy current graphic oriented Internet content in a much more natural and enjoyable way and also to take advantage of the proliferation of new bandwidth-intensive multimedia applications (such as video on demand, high-quality audio and distance learning), online commerce applications (such as retailing, financial services and online software distribution) and interactive games. Additionally, in those cable systems that are upgraded to two-way service, the end user customer benefits from the "always on" nature of the Internet connection. Similar to the experience of a business user on a corporate LAN, the Internet connection for two-way cable modem users remains available on a constant basis and does not require the user to go through the time consuming dial up sequence that includes dialing a phone number, then waiting for the modems to synchronize and logging on to the network.

    HIGH PERFORMANCE/PRICE RATIO. Cable-based Internet access currently provides greater downstream speeds and is generally less costly to the subscriber than alternative high-speed technologies such as Integrated Services Digital Network ("ISDN") or Digital Subscriber Line ("DSL"). Moreover, where the cable system has two-way capability (i.e., can use the cable network for both upstream and downstream Internet access rather than having to employ a telephone line return path), the cost of the ISP Channel service to the subscriber is initially expected to be approximately equivalent to the cost of dial-up Internet access plus the cost of an additional telephone line.

    CO-BRANDING AGREEMENT WITH EXCITE. Our co-branding agreement with Excite offers subscribers an intuitive, user-friendly portal to the Internet allowing for a high degree of personalization and tailoring of the experience to the user's individual areas of interest, including sports, news, weather, local television listings and investment portfolio analysis.

    LOCAL CONTENT AND ONLINE COMMUNITIES. Local content and online communities that we develop in concert with our cable affiliates are expected to address highly localized user interests such as education, local government, local merchants and other groups, using Web hosting, chat and conferencing technologies.

    We believe the ISP Channel can provide the following benefits to cable operators:

    ADDITIONAL REVENUES WITH LIMITED CAPITAL OUTLAYS. As part of the ISP Channel offering, we provide all of the equipment necessary to link a cable network to the Internet. Accordingly, the ISP Channel provides an opportunity for cable operators to obtain revenues from providing Internet services without the associated capital costs.

    TURNKEY SOLUTION. In addition to installing the equipment and providing the data transport facilities necessary to offer ISP Channel services, we also provide 24-hour, seven-days-a-week network monitoring and customer service, dedicated Internet technicians, personalized sales, telemarketing, local event marketing and, where requested, billing services. We produce printed advertising materials to be inserted in cable bills or sent as direct mail, as well as video commercials to be broadcast on selected channels by our affiliated cable operators.

    PROVIDER OF ADDITIONAL VALUE-ADDED SERVICES. The ISP Channel offers cable operators a low-cost means of increasing their revenues by providing popular content, Internet and, eventually, telephony services that have the added benefits of building the operator's local brand in addition to maintaining or increasing the penetration of its core video business. Additionally, partnering with ISP Channel may make it easier for the cable operator to obtain renewal of its cable franchise.

    CABLE AFFILIATE INCENTIVE PROGRAM. Consistent with industry practice, we offer an incentive bonus in our common stock on a per-subscriber basis to larger targeted cable operators in consideration for their entering into long-term arrangements providing for us to be the exclusive provider of Internet-based high-speed data, video and telephony services over their networks. See "--ISP Channel, Inc.--Sales and Marketing."

    ABILITY TO SERVICE SMALL CABLE SYSTEMS. While most of our competitors have been targeting the larger cable systems, we believe that the satellite technology acquired as part of the Intelligent Communications transaction will enable us to broaden our target market to cost effectively include systems with as few as 1,000 homes passed. Our ability to serve these target markets may appeal to those smaller cable operators and multiple system operators with a large number of smaller systems who are not currently able to provide high speed Internet access.

BUSINESS STRATEGY

    We are pursuing a strategy with the following key elements:

    FOCUS ON SMALL- AND MEDIUM-SIZED INDEPENDENT CABLE OPERATORS. We are seeking to become the exclusive provider of high-speed Internet access and other Internet-related services to those cable systems unaffiliated with the seven largest U.S. cable operators. These typically consist of one to three systems and are often located in secondary and tertiary markets, which may be peripheral to larger markets.

    RAPIDLY SIGN UP CABLE OPERATORS. There is typically only one franchised cable operator serving any home or business in a given cable area. Once such cable operator executes an exclusive arrangement with us or another Internet provider, any competitor subsequently seeking to offer comparable cable-based services has a competitive advantage in that franchise area. Accordingly, we plan to enter into as many affiliation agreements with cable operators as possible over the next few years, install our systems rapidly and market our services aggressively to potential subscribers. We anticipate that this policy of rapid deployment and aggressive marketing will result in substantial capital expenditures and operating losses in the near term.

    RAPIDLY MARKET AND LAUNCH SERVICES. The more rapidly we are able to launch our services, the less likely potential subscribers will be to use alternative technologies to obtain high-speed Internet services. We believe the satellite technology and capabilities that we acquired through Intelligent Communications, Inc. will help us install systems quickly; this technology enables us to share spectrum among sites thereby reducing the capital costs of rolling out and operating new systems.

    PROVIDE COMPELLING VALUE PROPOSITION TO AFFILIATED CABLE OPERATORS. We believe we offer a compelling value proposition to cable operators by providing them an opportunity for early and low-cost entry into the high-speed Internet access market. In a typical contract, we will offer the cable operator a turnkey service, including headend and modem equipment installation, provision of Internet access, leased local access lines, marketing materials and ongoing related customer support, as well as a variety of locally focused content and advertising. We expect to offer cable operators between 25% and 50% of monthly subscriber revenue and a portion of net revenues from advertising, sales commissions from online commerce transactions and Internet-based telephony. Operators may also be offered financial or equity incentives on a per-subscriber basis in consideration for entering into exclusive long-term affiliation agreements. See "--ISP Channel, Inc.--Sales and Marketing."

    PROVIDE BROAD RANGE OF PRODUCTS AND SERVICES TO RESIDENTIAL AND BUSINESS CUSTOMERS. We strive to offer residential and business subscribers an attractive array of products and services based on high-speed access to the Internet. High-speed access is highly desirable and often essential for residential customers to access sophisticated multimedia content services, including video on demand, high-quality audio, videoconferencing, next generation online commerce and online interactive computer games. We also offer a broad range of business-specific services including Internet access, RLAN access for telecommuters, Web site hosting and server co-location and online commerce applications.

    BUILD NATIONAL BRAND WITH LOCAL PRESENCE. Through our agreement with Excite, we will seek to build a strong national brand by creating a uniform "look and feel" for our service, supported by a high degree of local content and cable affiliate branding. For example, we plan to build virtual communities in the areas we serve that will focus on matters of local interest. Such virtual communities are expected to include online commerce for local merchants, multimedia town hall meetings and multimedia distance learning, among other applications.

    LEVERAGE INFRASTRUCTURE, CUSTOMER BASE AND MARKETING CHANNEL TO INCREASE REVENUES. Over time, we will actively seek to leverage our infrastructure, customer base and the marketing channel provided by our cable affiliates to develop new revenue sources. Such revenue sources are expected to include products and services such as low-cost long distance, calling card products, Internet-based telephony, the sale of local and national advertising and online commerce.

    PURSUE STRATEGIC ALLIANCES AND ACQUISITIONS. We continually evaluate selective opportunities that will enhance our ability to sign exclusive contracts with cable operators. We believe there will be numerous opportunities to take advantage of consolidation within the industry and, where appropriate, may seek to acquire the operations of other market participants. In addition, we believe that our strategy of focusing on smaller and independent cable operators will enable us to enter into attractive joint venture relationships with other key providers of related products and services.

SERVICES

    HIGH-SPEED INTERNET ACCESS. Our ISP Channel offering utilizes the cable television infrastructure and our network and content technologies to provide a rapidly deployable, relatively inexpensive method of access to the Internet for residential and business subscribers at speeds up to 1.5 megabits per second ("mbps"). The ISP Channel service enables subscribers to experience graphically rich, interactive, and multimedia applications thereby improving the Internet experience. As of March 3, 1999, we had contracts for our ISP Channel service with 31 cable operators, representing 126 cable systems and approximately 1.6 million homes passed. Twenty-three of these systems, representing over 264,000 homes passed, have been equipped and have begun offering our services. As of March 3, 1999, we had approximately 2,200 residential and business subscribers to our ISP Channel service, plus approximately 500 customer orders in backlog, and provided non-cable based dial-up and dedicated Internet access to approximately 1,100 residential and business subscribers. For areas where two-way cable is not yet available, we deploy a telephone return solution, which uses the cable infrastructure for high-speed downstream transmission and telephone dial-up access for upstream transmission. To use the ISP Channel via cable modem, residential and business subscribers need a personal computer with at least a 66 MHz 486 or equivalent microprocessor and 16 megabytes of main memory. When compatible set-top boxes become widely available, we plan to deliver its high-speed Internet access through televisions.

    RESIDENTIAL. All ISP Channel subscribers are provided an e-mail address, roaming services, access to unique newsgroups and chat services and personal Web space as part of their monthly fee. Additionally, we provide a co-branded "cable affiliate/ISP Channel/Excite" default home page that allows each subscriber to personalize his or her portal to the Internet. Monthly service charges currently range from $39 to $69 for flat rate residential service, with installation charges of $99. The price of cable modems currently ranges from $179 to $349.

    BUSINESS. Our business solutions include Internet and intranet services over existing cable infrastructure and traditional telephone data lines when necessary. We provide our cable affiliates the ability to offer local telecommuters, small office/home office subscribers and business customers a comprehensive selection of Internet and corporate local area network ("LAN") access for employees in the office, and virtual private network ("VPN") and remote local area network ("RLAN") applications, which extend corporate network access to remote employees and external organizations, including business partners, suppliers and customers. Our future business services are expected to include online software distribution, secure high-speed data storage facilities, international roaming services and office-to-office IP telephony. Prices vary significantly depending on functionality and speed.

    ONLINE SERVICES. Our content and programming services enhance the subscriber's online experience by aggregating local and national content through a national co-branding agreement with Excite. Our network architecture and local cable headend caching and collaborative server functionality facilitate the distribution of multimedia applications, including multi-player games, video conferencing and multicast video applications, as well as local and national advertising.

    NATIONAL CONTENT AGGREGATION. We have entered into a joint venture with Excite to provide co-branded ISP Channel/Excite content aggregation, directory and search services. The co-branded content incorporates a custom online presence for the cable affiliate, including online cable schedules, pay-per-view and, in the future, bill payment options. Personalization also allows a subscriber to use the co-branded ISP Channel/Excite "push" technology to create a customized default page incorporating the subscriber's interests, including local and national news, weather, sports, stock portfolio, horoscope, local city information and hundreds of other selections. In addition, the co-branded "cable affiliate/ISP Channel/Excite" user interface provides a simplified, intuitive navigation tool for the subscriber.

    LOCAL ONLINE COMMUNITIES. We plan to develop and deploy local online communities that target the interests of local residents, including civic, commercial and education issues. The online communities provide a graphical directory of local services, including shops, restaurants and events currently not focused on by national, regional or city-wide content aggregation services. As part of the local content strategy, we are developing local online community conferencing forums under the name the "Benjamin Franklin Project" to expand local interests. Local online community conferencing forums include an online PTA to foster better communications between parents and teachers and an online town hall to provide residents a more timely method to communicate with city officials. We also provide subscribers the ability for subscribers to create their own online conferencing forums.

    VIDEO CONFERENCING AND COLLABORATIVE COMPUTING. Each of our local cable affiliate collaborative servers facilitates high-speed desktop video conferencing (15-30 frames per second) and collaborative computing not feasible using traditional Internet dial-up access methods. The local collaborative server allows users to work on documents over the network while engaged in voice and videoconferences. We provide an intuitive user interface that is integrated into the browser to facilitate "single-click" conferencing to individuals or groups.

    WEB HOSTING SERVICES. We provide a full complement of Web hosting and server co-location. Our Virtual Merchant hosting service allows businesses to create an online storefront using available software and receive orders over the Internet in a matter of hours. Cost-effective Web hosting packages target small business and are deployed in 24 to 48 hours. Commercial extranet applications allow a business to let their customers or vendors access their LANs using cable modems or dial-up facilities. Monthly charges for Web hosting and co-location range from $25 to $1,500 per month depending on bandwidth usage, number of inquiries (or "hits") per month and scripting and database requirements.

    LOCAL AND NATIONAL ADVERTISING. Through our cable affiliates, we plan to offer the ability to bundle local Internet banner and multimedia advertising with the existing cable video advertising sales efforts. Through our network architecture, local and national advertising content will be stored in the NOC and replicated at the local cable affiliate headend to enhance performance. Our network architecture utilizes multicast routing to enable the efficient distribution of Internet-based advertising, and video and audio content services from content providers and the NOC to many ISP Channel subscribers simultaneously.

    DEVELOPMENT OF NEW SERVICES. As the Internet continues to evolve and encompass additional applications, we plan to develop new products and services targeted to this marketplace for the future. Such products and services may include set-top box applications, IP telephony services, enhancements to the ISP Channel/Excite portal and improved online communities.

NETWORK ARCHITECTURE

    Our scalable, distributed network architecture links the high-bandwidth capacity of the local cable infrastructure with leased nationwide Internet backbone facilities from major telecommunications carriers, including MCI, MFS and Sprint. We have designed our network to move content closer to the subscriber (thereby increasing speed of access) and provide end-to-end network management. Our

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backbone vendors provide it with scalable Internet backbone capacity, and thereby enable us to respond quickly to increases in demand, avoiding the need to build and maintain a parallel Internet network.

    NETWORK OPERATIONS CENTER. Our NOC, which includes a network of highly redundant servers, network management systems and broadband Internet access facilities, manages core subscriber services, such as e-mail, newsgroups, conferencing and chat facilities, and local content replication. The NOC provides nationwide provisioning for all subscriber services, whether the customer registers at the local cable affiliate's business office, via a cable affiliate personalized toll-free telephone number, or through an automated online provisioning system. We are in the process of building a new state-of-the-art facility to support the activities of a growing number of cable affiliates and provide the maximum service availability that consumers and commercial subscribers demand. To date, we have deployed one NOC in Mountain View, California and plan to deploy regional data centers ("RDCs") as justified by the geographic concentration of cable affiliates in order to reduce operating and capital expenditures and to provide a level of network redundancy.

    LOCAL CONTENT REPLICATION. Our network architecture utilizes content replication technologies to enhance the speed at which content is delivered to subscribers and makes more efficient use of the cable affiliates' local headend Internet connectivity by moving the requested information closer to subscribers. By replicating frequently accessed content in storage servers located in each cable affiliate's headend, we deliver large multimedia files, including graphically rich Web pages and multimedia content, to numerous local cable modem subscribers without frequent re-transmission over the Internet.

    TOTAL NETWORK MANAGEMENT. We utilize a network of dedicated servers to monitor connectivity and performance from the NOC to each online cable affiliate headend and its respective cable modem subscribers. In addition, our NOC currently monitors over 250 independent routers and servers on the Internet, including major backbone providers, major ISPs, frequently accessed Web sites, and major peering and routing facilities across the country. The NOC allows us to automatically reroute Internet traffic to maintain subscriber cable modem performance despite regional Internet congestion and backbone outages.

    REDUNDANT LEASED BACKBONE FACILITIES. We connect cable affiliate headends to the Internet via facilities leased from MCI, MFS, Sprint and others. By utilizing multiple providers, we can assure maximum network availability while enhancing the routing efficiency of cable modem subscribers' Internet requests. National network agreements allow us to provide scalable local connections to our cable affiliates. Our network architecture facilitates high performance, rapid cost-effective deployment independent of location and software scalability for responsive additions to network capacities.

    CABLE AFFILIATE HEADENDS. Affiliated cable system headends are connected to the Internet and in turn the NOC through our leased backbone facilities. Each Internet connection utilizes a high performance router supporting speeds up to 45 mbps, which can be upgraded to 155 mbps as required. Currently, we are deploying headend equipment from 3Com and Com21. In addition, we purchase telephone access lines to support local dial-up Internet access services or dial-up return for one-way cable systems. We actively monitor our dial-up facilities and purchase additional lines as necessary to meet subscriber demand. We install servers into the cable affiliate headend to support local caching, collaborative and IP telephony functions. Local collaborative servers facilitate desktop video conferencing and collaborative document sharing. We have been evaluating technology from several IP telephony vendors and plans to deploy IP telephony servers to facilitate IP telephony services through our network.

    CABLE MODEMS AND TELEVISION SET-TOP BOXES. Residential subscribers can connect to the Internet over the local cable infrastructure using a cable modem and, in the future will be able to connect via an integrated television set-top box. In the case of cable modems, the coaxial cable is connected to the cable modem and the cable modem is connected to an Ethernet card installed in a subscriber's PC. Internal cable modem PC cards do not require the Ethernet card installation. In the case of television

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based high-speed Internet access, the coaxial cable is attached directly to the set-top box. We currently provide a custom installation CD that allows a cable modem subscriber to choose either Microsoft Internet Explorer or Netscape Navigator, along with a selection of popular utility programs. We currently use cable modems manufactured by 3Com and Com21.

SALES AND MARKETING

    TO CABLE OPERATORS

    We market our services through the establishment of exclusive relationships with cable operators whose systems are primarily located in secondary and tertiary markets and bedroom communities of major metropolitan areas. We use our seven person sales force with offices in Bethesda, Maryland, Chicago, Illinois, and Los Angeles and Mountain View, California to market the ISP Channel. This sales force targets the corporate offices of national and regional MSOs. The sales force employs a team-selling approach targeting key management, marketing and engineering personnel within each cable system. We participate in three national industry trade shows including the Atlantic, NCTA and Western, in addition to 17 state-sponsored local cable industry trade shows.

    We have a revenue sharing arrangement with our cable affiliates pursuant to which a cable affiliate generally receives 25% of Internet services revenue for the first 200 ISP Channel subscribers on a cable system and approximately 50% of such revenues thereafter. In addition, we have adopted an affiliate incentive program whereby certain cable operators have been offered either cash or shares of common stock as an incentive to sign an exclusive contract with us for the provision of Internet services to their cable systems. It is our intention, however, that the affiliate incentive program will offer only common stock after January 1, 1999. We have reserved up to 19.9% of our outstanding common stock as of May 29, 1998 for issuance to cable affiliates under this program. The number of shares of common stock that may be paid to any individual cable affiliate will depend on a variety of factors, including the number and size of the cable systems covered by a contract with an MSO, the number of homes passed and the number of cable subscribers in a system, the services provided by us and the length of exclusivity of the contract. These incentive payments are expected to range between $2.00 and $5.00 worth of common stock per home passed, based on the fair market value of the common stock at the time a letter of intent or definitive agreement is entered into with a cable affiliate, depending upon the various factors described above. We may issue stock or pay cash incentives at the time a contract is entered into, or we may place the stock or cash incentive amounts in escrow to be disbursed as cable systems are deployed.

    TO INTERNET SUBSCRIBERS

    THROUGH CABLE AFFILIATES. Our agreements with our cable affiliates provide us a conduit to reach potential subscribers. Cable affiliates provide SoftNet with television advertising time and the ability to include material describing our services in bills mailed to cable subscribers. We create all of the content to be included in such marketing efforts. We have produced an infomercial and are planning to produce 30 and 60 second commercials to be aired by cable operators.

    DIRECT TO THE PUBLIC. We market directly to homes and businesses in its cable affiliates' franchise areas through telemarketing, direct mail, door hangers, and local event marketing. In addition, we telemarket to existing cable subscribers using the cable affiliate's current subscriber list.

AGREEMENT WITH EXCITE

    Our agreement with Excite creates a strategic relationship between the companies that we believe will promote our development and national presence. Under the agreement, Excite designs, creates and promotes Web pages for its "Excite Search" and "My Excite Channel" services that display the names of both SoftNet and Excite to ISP Channel subscribers. Excite has sole responsibility for providing and maintaining, at its expense, the resulting Web portal. We are responsible for incorporating the

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co-branded My Excite Channel service as a default home page for, or display a link to the co-branded My Excite Channel service on, the ISP Channel or any personalized service application.

    Excite will sell advertising on the co-branded pages, and will create at least one promotional space within its service that may be sold by us or our cable affiliates. Excite and our company will share a portion of the advertising revenues received from banner advertising that appears on co-branded pages. Under the terms of the agreement between us and our cable affiliates, we may, in turn, share a portion of such revenue with our cable affiliates.

    Excite recently announced that it is being acquired by one of our primary competitors, @Home. If, due to this acquisition, Excite were to terminate its contract with us prior to its expiration in November 1999 or not to extend the contract at that time, we would need to find a new provider of national content aggregation.

CUSTOMER CARE AND BILLING

    As part of our strategy to leverage local cable affiliates' brand identities, we are developing a comprehensive provisioning, billing and customer care system that allows for our services to be individualized and co-branded for each cable affiliate system. We have entered into contracts with PeopleSoft, Inc. ("PeopleSoft") (a billing system vendor), Clarify Inc. ("Clarify") (a customer care system vendor) and Aspect Telecommunications ("Aspect") (a call center system vendor) to design and implement an integrated, flexible and scalable solution. Our Customer Care Center ("CCC") is being designed to provide customer service from a central care center located in Mountain View, California. The CCC will provide individualized toll-free support for each affiliated cable system for pre-sales information and through which subscribers can coordinate all services including provisioning, billing and technical support. Additionally, we will provide cable affiliates with the ability to access individualized Web-based reporting and call monitoring for all customer care service including telemarketing, sales and technical support.

    PROVISIONING. We currently provision service by means of an individualized toll-free number with personalized answering for each cable affiliate system. We are in the process of implementing an online provisioning system using the PeopleSoft billing platform that will enable a subscriber to purchase a cable modem in a retail location or at the cable affiliate's business office and register and provision the service online 24 hours per day. The online services will include provisioning, Web-based or e-mail bill presentation and Web-based service modification.

    BILLING. We currently provide the ability for cable affiliates or us to be responsible for billing and collection. If any cable affiliate elects to bill ISP Channel subscribers within its franchise area, we maintain a duplicate subscriber record in its system for provisioning and reconciliation. If we provide the billing and collection services, we provide the bill delivery via e-mail and settle accounts electronically via major credit cards, debit cards or electronic check cashing services.

    TECHNICAL SUPPORT. The CCC currently utilizes a state of the art digital private telephone exchange ("PBX") and Automatic Call Distribution ("ACD") system to provide full-time individualized technical support for each cable affiliate system. We are currently implementing a new Aspect ACD system accompanied by Clarify's customer care software allowing a subscriber's information and history to be presented to a technical support representative in conjunction with each call. Our "knowledge base system" facilitates expedient trouble shooting and historical reporting on an individualized cable system basis delivered to cable affiliates in real-time through a Web-based interface or monthly via e-mail.

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VENDOR RELATIONSHIPS

    In addition to the relationships that we have with Excite, MCI, MFS and Sprint, we currently depend on a limited number of other suppliers for certain key technologies used to provide Internet related services. In particular, we depend on 3Com and Com21 for headend and cable modem technology and Cisco Systems, Inc. for network routing and switching hardware.

COMPETITION

    We face competition in two broad areas: (i) competition for partnerships with cable operators from other cable modem-based providers of Internet access services, and (ii) competition from other types of providers of Internet services, including offerings directly by cable operators.

    Even if a consumer believes that cable-based Internet access is the best method of accessing the Internet, the consumer may not be able to obtain this service from us unless the consumer lives in an area serviced by a cable operator that has partnered with us. Thus, an additional and important class of competition could come from companies which seek to partner with cable operators and offer to equip these cable systems with Internet access capability or to manage the cable operator's Internet services, or from cable operators who decide not to choose a partner but rather to build their own Internet service themselves.

    NATIONAL CABLE MODEM SERVICE PROVIDERS. Competitive cable modem service providers such as @Home and RoadRunner (and their respective cable partners) are deploying high-speed Internet access services over HFC cable networks. Where deployed, these networks provide similar services to those offered by us. These providers and their MSO affiliates have substantially greater financial and operational resources than us and may accordingly be able to deploy their service more rapidly and aggregate content more effectively than us. In addition, such competitive providers enjoy an inherent advantage in marketing their services to their MSO affiliates by virtue of such affiliations.

    SYSTEM INTEGRATORS. Companies like Convergence.com, HSAnet, OSS and the GlobalCenter service of Frontier Communications offer their services to cable operators to assist these cable operators in upgrading their systems to carry Internet and Web-based applications. These companies initially charged cable operators for their technical services, but recently some have adopted a partnership model similar to ours in which the systems integrator will absorb the cost of the technical upgrading of the system and the integrator and the cable operator will share revenues.

    There are many competing technologies for delivering Internet access to homes and businesses which compete with the ISP Channel. The number of such competing technologies is growing, and we expect that competition will intensify in the future. Our competitors comprise several categories of providers of Internet services: incumbent local exchange carriers ("ILECs"), interexchange carriers ("IXCs"), competitive local exchange carriers ("CLECs"), ISPs, OSPs, wireless and satellite data service providers and DSL focused CLECs.

    Many of these competitors are offering (or may soon offer) technologies and services that will directly compete with the ISP Channel. Such technologies include ISDN, DSL and wireless data. Certain bases of competition in our markets include transmission speed, reliability of service, breadth of service availability, price/performance, network security, ease of access and use, content bundling, customer support, brand recognition, operating experience, capital availability and exclusive contracts. We believe that we compare unfavorably with our competitors with regard to, among other things, brand recognition, operating experience, exclusive contracts, and capital availability. Many of our competitors and potential competitors have substantially greater resources than us and we cannot assure you that we will be able to compete effectively in our target markets. Our ability to compete may be further impeded if, as evidenced by the recent merger between AT&T and TCI, competitors utilizing different or the same technologies seek to merge to enhance their competitive strengths.

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    Each of these classes of competitors is detailed below:

    ILECS. All of the largest ILECs that are present in our target markets are conducting technical and/or market trials of DSL-based data services. In addition, the FCC has initiated a proceeding to determine the level of regulation that will apply to ILEC provision of "advanced services" (of which DSL-service is one type). In this proceeding, the FCC has proposed, among other things, to permit ILECs to offer advanced services on a deregulated basis if the ILEC provides advanced services through a separate affiliate that meets certain specified separation requirements. While it is uncertain whether the FCC will adopt this approach or some other approach, it is likely that any decision by the FCC to grant ILECs any type of regulatory relief will increase the ILECs' competitiveness, which in turn could decreased the competitiveness of our services.

    Under current laws and regulations, a Bell Operating Company ("BOCs") is prohibited from offering any telecommunications service (including DSL service) between certain specified geographic boundaries, known as LATAs until the FCC determines that the BOC has met a statutory checklist designed to promote competition in local markets. The FCC recently has rejected requests by certain regional BOCs to waive this restriction for data services, although the FCC has proposed to modify this restriction on a case-by-case basis to allow BOCs to engage in limited inter-LATA services. If the BOCs are permitted to provide data services on a limited inter-LATA basis, if a court overturns the FCC's decision not to grant a general waiver of the inter-LATA, or if the FCC determines that a BOC has met the statutory checklist then the resulting ability of the BOCs to provide inter-LATA service may adversely affect our competitiveness.

    As they move forward in implementing DSL-based data services (and secure any additional needed regulatory approvals), the RBOCs and other ILECs will represent strong competition in all of our target service areas. The ILECs have an established brand name and reputation for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own copper lines and can bundle digital data services with their existing analog voice services to achieve economies of scale in serving customers.

    NATIONAL LONG DISTANCE CARRIERS. IXCs, such as AT&T, Sprint and WorldCom have deployed large-scale Internet access networks, sell connectivity to businesses and residential customers and have high brand recognition. They also have interconnection agreements with many of the ILECs from which they could begin to offer DSL services competitive with the ISP Channel. The recent AT&T/TCI merger allows AT&T to provide Internet services using TCI's cable infrastructure and gives AT&T a significant economic and voting interest in @Home.

    FIBER-BASED CLECS ("FCLECS"). FCLECs such as Intermedia Communications Group and ICG Communications have extensive fiber networks in many metropolitan areas primarily providing high-speed digital and voice circuits to large customers. Some FCLECs have announced plans to offer DSL services competitive with the ISP Channel in many markets targeted by us. These companies could modify their current business focuses to include residential and small business customers using cable-based access or DSL in combination with their current fiber networks.

    INTERNET SERVICE PROVIDERS. ISPs such as BBN (acquired by GTE Corporation), UUNET (acquired by WorldCom), Earthlink, Concentric Network, MindSpring, Netcom and PSINet provide Internet access to residential and business customers, generally using the existing public switched telephone network at ISDN speeds or below. Some ISPs such as HarvardNet in Massachusetts, InterAccess in Illinois and Vitts Corporation in New Hampshire have begun offering DSL-based services. Additional ISPs could become DSL service providers competitive with us.

    ONLINE SERVICE PROVIDERS. OSPs include companies such as AOL, Compuserve (acquired by AOL), MSN (a subsidiary of Microsoft Corp.), Prodigy, WorldGate and WebTV (acquired by Microsoft Corp.) that provide, over the Internet and on proprietary online services, content and applications ranging from news and sports to consumer video conferencing. These services are designed for broad consumer

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access over telecommunications-based transmission media, which enable the provision of digital services to the significant number of consumers who have personal computers with modems. In addition, they provide Internet connectivity, ease of use and consistency of environment. Many of these OSPs have developed their own access networks for modem connections. If these OSPs were to extend their access networks to cable-based access or DSL, they would compete with us.

    WIRELESS AND SATELLITE DATA SERVICE PROVIDERS ("WSDSPS"). WSDSPs are developing wireless and satellite-based Internet connectivity. We may face competition from terrestrial wireless services, including two Gigahertz ("GHz") and 28 GHz wireless cable systems, multichannel multipoint distribution service ("MMDS") and local multipoint distribution service ("LMDS"), and 18 GHz and 39 GHz point-to-point microwave systems. For example, the FCC has amended its rules to permit MMDS licensees to use their systems to offer two-way services, including high-speed data, rather than solely to provide one-way video services. The FCC also recently awarded LMDS licenses, which can be used for high-speed data services as well. In addition, companies such as Teligent, Inc., Advanced Radio Telecom Corp. and WinStar Communications, Inc. hold point-to-point microwave licenses to provide fixed wireless services such as voice, data and videoconferencing.

    We also may face competition from satellite-based systems. Motorola Satellite Systems, Inc., Hughes Space and Communications Group (a subsidiary of General Motors Corporation), Teledesic and others have filed applications with the FCC for global satellite networks which can be used to provide broadband voice and data services.

    In January 1997, the FCC allocated 300 MHz of spectrum in the 5 GHz band for unlicensed devices to provide short-range, high-speed wireless digital communications. These frequencies must be shared with incumbent users without causing interference. Although the allocation is designed to facilitate the creation of new wireless LANs, it is too early to predict whether users of these frequencies could become competitors of the ISP Channel.

    DSL-FOCUSED CLECS. Certain companies, such as Covad and Rhythms NetConnections have obtained CLEC certification and are offering high-speed data services using a strategy of co-locating in ILEC central offices. The 1996 Act specifically grants any and all CLECs the right to negotiate interconnection agreements with the ILEC providing for such co-location.

FEDERAL REGULATION

    INTERNET REGULATION. Our Internet services are not currently subject to direct regulation by the FCC or any other governmental agency. However, it is possible that new laws and regulations may be adopted that would subject the provision of our Internet services to government regulation. Certain other legislative initiatives, including those involving taxation of Internet services and payment of access charges by ISPs, are also possible. Any new laws regarding the Internet, particularly those that impose regulatory or financial burdens, could impact adversely our ability to provide various services and could have a material adverse effect on our results of operations and financial condition. We cannot predict the impact, if any, that any future laws or regulatory changes may have on our business.

    The introduction of, or changes to, regulations that directly or indirectly affect the regulatory status of Internet services, affect telecommunications costs (including the application of reciprocal compensation requirements, access charges or universal service contribution obligations to Internet services), or increase the competition from regional telecommunications companies or others, could have a material adverse effect on our results of operations and financial condition. For instance, if the FCC determines, through any one of its ongoing or future proceedings, that the Internet is subject to regulation, or that cable facilities used to provide Internet access must be opened to competitors, we or our cable partners could be required to comply with a number of FCC regulations, including but not limited to rules relating to entry/exit, facility access by competitors, reporting, fee, and record-keeping requirements, marketing restrictions, access charge obligations, and universal service contribution obligations, which could adversely impact our ability to provide various planned services and have a

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material adverse effect on our results of operations and financial condition. We cannot predict the impact, if any, that regulations or regulatory changes may have on our business. A final determination by the FCC that providing Internet transport or telephony services to customers over an IP-based network is subject to regulation also could impact adversely our ability to provide various planned services and could have a material adverse effect on our results of operations and financial condition.

    One issue that could have a material effect on us is the continued classification by the FCC of Internet access services as an "Information Service." In the FCC's April 10, 1998 Report to Congress (the "April Report"), the FCC discussed whether ISPs should be classified as telecommunications carriers, and, on that basis, be required to contribute to the USF. The April Report concluded that Internet access service-which the FCC defined as an offering combining computer processing, information storage, protocol conversion, and routing transmissions-is an "information service" under the Telecommunications Act of 1996 and thus not subject to regulation. In contrast, the FCC found that the provision of transmission capabilities to ISPs and other information services providers do constitute "telecommunications services" under the Telecommunications Act of 1996. Consequently, parties providing those telecommunications services are subject to current FCC regulation (and the corresponding USF obligations).

    Another significant regulatory issue concerns the obligation of ISPs to pay access charges to ILECs. Unlike "basic services," "enhanced services," which are generally analogous to "information services" and include Internet access services, have been exempt from interstate access charges. In 1997, the FCC declined to modify the exemption, and the FCC's decision was affirmed by the United States Court of Appeals for the Eighth Circuit. Recently, the FCC has determined that dial-up calls to ISPs are interstate, not local, calls for regulatory purposes. It is uncertain whether this decision will have an adverse affect on the ISP exemption from access charges. We cannot assure you, however, that the FCC or the courts will not revisit this issue in the future and decide to eliminate the access charge exemption applicable to ISPs.

    Another major regulatory issue concerns Internet-based telephony. In the April Report, the FCC observed that Internet-based telephone service (which the FCC called "IP telephony") appears to be a telecommunications service rather than an unregulated information service. For example, in the April Report, the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. The FCC is also considering whether such Internet-based telephone services should be subject to the universal service support obligations discussed above, or pay carrier access charges on the same basis as traditional telecommunications companies. We cannot predict how the FCC will resolve this issue, or the effect that the FCC's resolution would have on our business.

    We could also be affected in a material adverse way by federal and state laws and regulations relating to the liability of online services companies and Internet access providers for information carried on or disseminated through their networks. Several private lawsuits seeking to impose such liability upon online services companies and Internet access providers are currently pending. In addition, legislation has been enacted and new legislation has been proposed that imposes liability for the transmission of or prohibits the transmission of certain types of information on the Internet, including sexually explicit and gambling information. The United States Supreme Court has already held unconstitutional certain sections of the Communications Decency Act of 1996 that would have proposed to impose criminal penalties on persons distributing "indecent" materials to minors over the Internet. Congress subsequently enacted legislation that imposes both criminal and civil penalties on persons who knowingly or intentionally make available materials through the Internet that are "harmful" to minors. However, that new law generally excludes from the definition of "person" ISPs that are not involved in the selection of content disseminated through their networks. Congress also enacted legislation recently that limits liability for online copyright infringement. That latter law includes exemptions which enable ISPs to avoid copyright infringement if they merely transmit material produced and requested by others. It is possible that other laws and regulations could be enacted in the

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future that would place copyright infringement liability more directly on ISPs.
The imposition of potential liability on us and other Internet access providers for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability, which may require us to expend substantial resources or to discontinue certain service or product offerings. The increased attention to liability issues as a result of lawsuits and legislative actions and proposals could impact the growth of Internet use. While we carry professional liability insurance, it may not be adequate to compensate claimants or may not cover us in the event we become liable for information carried on or disseminated through our networks. Any costs not covered by insurance incurred as a result of such liability or asserted liability could have a material adverse effect on our results of operations and financial condition.

STATE REGULATION

    As use of the Internet has proliferated in the past several years, state legislators and regulators have increasingly shown interest in regulating various aspects of the Internet. Much of the legislation that has been proposed to date may, if enacted, handicap further growth in the use of the Internet. It is possible that the state legislatures and regulators will attempt to regulate the Internet in the future, either by regulating transactions or by restricting the content of the available information and services. Enactment of such legislation or adoption of such regulations could have a material adverse impact on us.

    One area of potential state regulation concerns taxes. The United States Congress recently enacted a three-year moratorium on new state and local taxes on the Internet (those not generally imposed or actually enforced prior to October 1, 1998) as well as on taxes that discriminate against commerce through the Internet. Congress also established an advisory commission to study and make recommendations on the federal, state, and local taxation of Internet-related commerce. These recommendations are due to Congress by April 2000 and could serve as the basis for additional legislation. Previous to the enactment of the tax moratorium, a significant number of bills had been introduced in state legislatures that would have taxed commercial transactions on the Internet. Future laws or regulatory changes that lead to state taxation of Internet transactions could have a material adverse impact on us.

    Although customer-level use of the Internet to conduct commercial transactions is still in its infancy, a growing number of corporate entities are engaging in Internet transactions. This Internet commerce has given rise to a number of legal and regulatory issues, such as (i) whether and how certain provisions of the Uniform Commercial Code (adopted by 49 states) apply to transactions carried out on the Internet and (ii) how to decide which jurisdiction's laws are to be applied to a particular transaction. It is not possible to predict how state law will evolve to address new transactional circumstances created by Internet commerce, or whether the evolution of such laws will have a material adverse impact on us.

    State legislators and regulators have also sought to restrict the transmission or limit access to certain materials on the Internet. For example, in the past several years, various state legislators have sought to limit or prohibit: (i) certain communications between adults and minors, (ii) anonymous and pseudonymous use of the Internet, (iii) on-line gambling, and (iv) the offering of securities on the Internet. Enforcement of such limitations or prohibitions in some states could affect transmission in other states. State laws and regulations that restrict access to certain materials on the Web could inadvertently block access to other permissible sites. We cannot predict the impact, if any, that any future laws or regulatory changes in this area may have on our business. Some states have also sought to impose tort liability or criminal penalties on various conduct involving the Internet, such as the use of "hate" speech, invasion of privacy, and fraud. The adoption of such laws could adversely impact the transmission of non-offensive material on the Internet and, to that extent, possibly have a material adverse impact on our business.

    We anticipate that we may in the future seek to offer telecommunications service as a CLEC. All states in which we operate require a certification or other authorization from the state regulatory

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
commission to offer intrastate telecommunications services. Many of the states in which we operate are in the process of addressing issues relating to the regulation of CLECs. Some states may require authorization to provide enhanced services.

    The Telecommunications Act contains provisions that prohibit states and localities from adopting or imposing any legal requirement that may prohibit, or have the effect of prohibiting, the ability of any entity to provide any interstate or intrastate telecommunications service. The FCC is required to preempt any such state or local requirements to the extent necessary to enforce the Telecommunications Act's open market entry requirements. States and localities may, however, continue to regulate the provision of intrastate telecommunications services and require carriers to obtain certificates or licenses before providing service.

    In states where we operate, rulemaking proceedings, arbitration proceedings and other state regulatory proceedings that may affect our ability to compete with ILECs are now underway or may be instituted in the future. These proceedings involve a variety of telecommunications issues, including but not limited to: pricing and pricing methodologies of local exchange and intrastate interexchange services; development and approval of resale agreements between ILECs and CLECs and among CLECs; terms and conditions governing the provision of telecommunications services; customer service and unauthorized changes in customer-selected telephone service providers; complaints regarding anticompetitive practices and transactions between affiliated telecommunications companies; denial of entry into telecommunications markets; discount levels for resale of local exchange and toll services; treatment of and compensation for calls to Internet service providers; charges for access to ILEC networks; cost sharing and implementation of interim and permanent number portability; dialing parity; access to and responsibility for universal service funding; and review and recommendation to the FCC concerning RBOC authorization to offer in-region long distance service. To the extent we decide in the future to install our own transmission facilities, rulemaking proceedings, arbitration proceedings and other state regulatory proceedings may also affect our ability to compete with ILECs. These proceedings may involve issues including but not limited to: co-location of ILEC and CLEC facilities; interconnection agreements between ILECs and CLECs; and access to unbundled and combined network elements of ILECs. In addition, states in which we operate may consider legislation that involves issues including but not limited to: any of the aforementioned issues in rulemaking proceedings, arbitration proceedings and other state regulatory proceedings; alternative forms of regulation; and limitations on the provision of competitive telecommunications services.

LOCAL REGULATION

    Although local jurisdictions generally have not sought to regulate the Internet, it is possible that such jurisdictions will seek to impose regulations in the future. In particular, local jurisdictions may attempt to tax various aspects of Internet access or services, such as transactions handled through the Internet or subscriber access, as a way of generating municipal revenue. The imposition of local taxes and other regulatory burdens by local jurisdictions could have a material adverse impact on us.

    In the context of the AT&T/TCI merger, several local jurisdictions are considering requiring open access to the cable platform for competitive ISPs. Certain local jurisdictions that approved the AT&T/ TCI merger have imposed open access conditions on such approval, while other such local jurisdictions have rejected such conditions, or have reserved the right to impose such conditions in the future. While any such conditions apply only to cable systems operated by TCI, continued debate over this issue may cause new laws or regulations to be enacted that would directly effect our business, including our ability to enter into exclusive arrangements with our cable affiliates.

    Our networks may also be subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. To the extent we decide in the future to install our own transmission facilities, we will need to obtain rights-of-way over private and publicly owned land. We cannot assure that such rights-of-way will be available to us on economically reasonable or advantageous terms.

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
FOREIGN REGULATION

    If our services become available over the Internet in foreign countries, and if we facilitate sales by our affiliates to end users located in such foreign countries, such jurisdictions may claim that we are required to qualify to do business in the particular foreign country. Qualification to do business in a foreign jurisdiction could subject us to taxes, regulations, and other legal requirements which could have a material adverse impact on our results of operations and financial condition. Conversely, failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes, interest and penalties and could impair our ability to enforce contracts in such jurisdictions. It is also possible that the statutes and regulations of any applicable foreign jurisdiction could allow claims to be made against ISPs for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Any such legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our results of operations and financial condition.

OTHER REGULATIONS

    The foregoing discussion of regulatory factors does not describe all laws, regulations, or restrictions that may apply to us. Nor does it review all laws or regulations under consideration by federal and state governmental bodies that may affect our operations. It is possible that present and future laws and regulations not discussed here could have a material adverse effect on our results of operations and financial condition.

BACKLOG

    As of March 3, 1999, the ISP Channel had 31 signed contracts representing 126 cable systems and approximately 1.6 million homes passed. Twenty-three of these systems, representing over 264,000 homes passed, have been equipped and have begun offering our services. Approximately one hundred of these systems, representing approximately 1.3 million homes passed, are in backlog. As of March 3, 1999, we had approximately 2,200 residential and business subscribers to our ISP Channel service, plus approximately 500 customer orders in backlog.

EMPLOYEES

    As of February 28, 1999 we had eight full-time employees at our corporate headquarters. The ISP Channel had 86 employees.

FACILITIES

    Our corporate offices and some of the operations associated with our ISP Channel operations occupy approximately 33,660 square feet of office space in San Francisco, California, pursuant to a lease expiring in 2006. We intend to increase our leased space in Mountain View, California, where our Network Operations Center is located, from 8,300 square feet to approximately 22,800 square feet.

LEGAL PROCEEDINGS

    We have no material pending litigation related to the ISP Channel.

                        INTELLIGENT COMMUNICATIONS, INC.

    Intelligent Communications provides two-way satellite Internet access options utilizing VSAT technology. Intelligent Communications focuses its sales penetration efforts on rural markets, particularly ISPs, educational institutions and small businesses. In addition to providing Internet access options, Intelligent Communications provides Internet-based applications, consulting services and full Internet services to the marketplaces it serves. Intelligent Communications' access options include both VSAT dedicated and dial-up Internet access (including ISDN and direct network connectivity). Intelligent Communications' other products and services include Web server hosting and integration services, client software development and maintenance services, training and network integration and consulting services. Intelligent Communications' VSAT network infrastructure currently allows network connectivity throughout North America. Intelligent Communications' VSAT-based point of presence ("POP") locations can be placed throughout the 48 lower states as well as Southern Canada and Southern Alaska. Intelligent Communications may provide its Internet services in the C-band satellite arena in addition to its Ku-band offering. Many international satellites utilize the C-band architecture and Intelligent Communications expects to retrofit its equipment for C-band coverage areas with little difficulty.

    Intelligent Communications' objective is to become the leading provider of complete communications solutions using Internet and VSAT-related technologies to rural, suburban and urban educational institutions, ISPs and private corporate intranets. As a national ISP, Intelligent Communications provides a cost-effective alternative for Internet services and solutions to rapidly growing Internet customer networks. Intelligent Communications has worked toward achieving this position by focusing on building a high performance network infrastructure, integrating and expanding its suite of value-added products and services, investing in its network operations and technical support infrastructure, expanding and tailoring its sales and marketing efforts to reach its targeted customers more effectively, and building and leveraging relationships with strategic partners.

PRODUCTS AND SERVICES

    Intelligent Communications provides its customers with a comprehensive range of Internet access options, applications and consulting services. Intelligent Communications believes that, over time, its strategic focus on business applications for the Internet and its niche network connectivity options will play a larger role in differentiating Intelligent Communications from its competitors. Intelligent Communications' options and services include a stable, low-cost VSAT system based on two-way satellite technology, providing high-speed access to the Internet. Early in 1998, Intelligent Communications introduced the T1 Plus product line as a solution to the marketplace. In addition, Intelligent Communications developed the Edge Connector server to enhance the VSAT network connectivity system. This comprehensive package of Internet applications is customized to work within the VSAT network, specifically for the ISP industry. Cache Plus, similar to the Edge Connector, was created as Intelligent Communications' answer to internet backbone congestion. The objective of Cache Plus is to move a substantial amount of the Web, FTP and NNTP traffic from the internet backbone to the 'network edge' via a local proxy server. This proxy server is a 'child' to a large 'parent' proxy server at Intelligent Communications' data center in Fremont, California. Connectivity between the child and parent is accomplished by utilizing Intelligent Communications' satellite based TCP/IP network and a VSAT antenna at the remote location. This VSAT connection is accomplished with either a two-way VSAT solution or a receive-only VSAT antenna. The child proxy server is benefited by the proxy activity from other users on the satellite carrier. The major benefit of such technology lies in its ability to cache a majority of the web's most popular sites.

    The proxy server connection is available through three different VSAT service options and pricing packages. Each solution requires a local proxy server utilizing the ICP protocol standard. Intelligent Communications makes its Edge Connector server solution available and delivers it pre-configured to operate as a DNS, Web, Telnet, FTP, E-Mail and Proxy server. This system is based on the Unix operating system and is available in numerous configurations. Network address translation is also a configuration option for this server.

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
    Additionally, Intelligent Communications offers connectivity services based on a range of VSAT, ISDN and dedicated leased circuit options for customers ranging from 115 kbps to 2 mbps data transfer speeds. The majority of customers use Intelligent Communications as their primary gateway to the Internet and rely on Intelligent Communications to connect, secure and maintain their network integrity. Intelligent Communications designs and out-source manufactures VSAT equipment specifically for its applications.

    Intelligent Communications makes a variety of other products and services available, including Web server hosting and content development services, client software products and training. All of these products and services are integrated to provide customers with a total solution to their Internet application needs. Intelligent Communications enables Internet users to purchase access, applications, products and services, including network integration services, through a single source. Intelligent Communications' NOC continually monitors traffic across its network. In addition to network monitoring, Intelligent Communications also provides technical support to its customers via a toll-free telephone number 24 hours a day, 7 days a week.

SALES AND MARKETING

    Intelligent Communications coordinates national advertising campaigns using intensified direct mailings focusing on ISPs, educational institutions and corporate intranets. Intelligent Communications will soon begin marketing activities in Central and South America as well as other new markets and geographies. The corporate sales and marketing staff will be broken into the following three divisions: (i) network sales, (ii) reseller network sales and
(iii) content and hosting sales. The sales staff is supervised by Intelligent Communications' corporate headquarters in Fremont, California. Intelligent Communications has begun negotiating international alliances and/or partnering arrangements with other larger telecommunications company's for international marketing and satellite capacity.

    Intelligent Communications is also focusing on building and leveraging relationships with its strategic partners. This involves expanding market coverage by partnering into new POP locations and building new relationships with other Internet products and service providers. This focus will extend the reach of the Intelligent Communications network to virtually all major cities and locations throughout the United States. By expanding Intelligent Communications' network coverage, Intelligent Communications is positioning itself to create new partnerships in developing economies and marketing relationships with corporations and membership based organizations (e.g. Rural Electric Associations, Credit Unions, etc.). Expanded network coverage will also allow Intelligent Communications to provide private labeled network connectivity to its partners.

COMPETITION

    The market for Internet access services is extremely competitive. Intelligent Communications believes that its ability to compete successfully depends upon a number of factors, including: market presence; the capacity, reliability, and security of its network infrastructure; the pricing policies of its competitors and suppliers; the timing and release of new products and services by Intelligent Communications and its competitors; and industry and general economic trends.

    The competitors of Intelligent Communications are broken into three groups:
(i) other Internet access providers including Netcom, PSINet, BBN, Prodigy and AOL, (ii) Telecommunications companies, including MCI, AT&T and Sprint, and
(iii) other VSAT-based network connectivity companies, including NSN, CyberSat and Hughes Satellite Service.

    While Intelligent Communications believes that the price and performance characteristics of its products and services are currently competitive, increased competition may result in price reductions, reduced gross margin and loss of market share, any of which could materially affect Intelligent Communications. Many of Intelligent Communications' current and potential competitors have

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
significantly greater financial, technical, marketing, and other resources than Intelligent Communications. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale, and support of their products than Intelligent Communications. The introduction of products embodying new technologies and the emergence of new industry standards could render Intelligent Communications' existing products obsolete and unmarketable. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We cannot assure you that Intelligent Communications will be able to compete successfully against current or future competitors or that the pressures faced by Intelligent Communications will not materially adversely affect Intelligent Communications.

    Although most of the established online services and telecommunications companies currently offer only limited Internet access, many have announced plans to offer expanded Internet access capabilities. Intelligent Communications expects that all of the major online services and telecommunications companies will compete fully in the Internet access market and expand the availability of terrestrial based dedicated circuits, such as ISDN and fiber optics. Intelligent Communications believes that new competitors, including large networking, software, media, and other technology and telecommunications companies will enter the wireless based Internet access markets, resulting in even greater competition for Intelligent Communications. Certain companies have obtain or expanded their Internet access products and services as a result of acquisitions which may permit Intelligent Communications' competitors to devote greater resources to the development and marketing of new competitive products and services and the marketing of existing products and services. Also, the ability of some of Intelligent Communications' competitors to bundle other services and products with Internet access services could place Intelligent Communications at a competitive disadvantage. Intelligent Communications' competitors are primarily using equipment made by other third party firms, whereas, Intelligent Communications develops its equipment specifically for its target markets. The majority of Intelligent Communications competitors are also focused offshore at the international markets.

    Due to increased competition, Intelligent Communications expects to encounter pricing pressures which could result in significant reductions in the average selling price of Intelligent Communications' many services. This may include the cost of Internet access services. We cannot assure you that Intelligent Communications will be able to offset the effects of price reductions with an increase in its customer base, its revenues, cost reductions, or otherwise. Also, Intelligent Communications believes that the industry will see mergers and consolidation in the near future, which could result in greater price and other competition in the industry. Increase price or other competition could also result from erosion of Intelligent Communications' market share and could have a material adverse effect on Intelligent Communications. We cannot assure you that Intelligent Communications will have the financial resources, technical expertise, or marketing and support capacity to continue to compete successfully.

EMPLOYEES AND FACILITIES

    As of February 28, 1999, Intelligent Communications had 20 employees plus four contract workers. None of Intelligent Communications' employees is currently subject to any collective bargaining agreement.

    Intelligent Communications operates from three principal facilities. Corporate headquarters are located in a 9,000 square foot office space rented in Fremont, California. Intelligent Communications leases a 6,300 square foot warehouse in Hayward, California and a 1,400 square foot Customer Service Center in Chippewa Falls, Wisconsin. Intelligent Communications' handles client-side technical support issues and order fulfillment through its Customer Service Center in Chippewa Falls, Wisconsin.

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
LEGAL PROCEEDINGS

    Intelligent Communications has no material pending litigation.

                      MICROGRAPHIC TECHNOLOGY CORPORATION

    As part of our new focus, we have signed a letter of intent to sell MTC which, because of its size in relation to our overall assets and because of the concurrent sale of our telecommunications business, KCI, is subject to approval of our shareholders. Our Board of Directors intends to submit a proposal to sell MTC together with its recommendation in favor of such proposal to our shareholders at our 1999 annual meeting of shareholders and has no reason to believe that such proposal will not be approved. Because such sale is subject to approval of our shareholders, however, the sale of MTC is not reflected herein as a discontinued business.

    MTC designs, develops, and manufactures sophisticated, automated electronic document management and film-based imaging solutions for customers with large-scale, complex, document-intensive requirements. MTC's hardware and software products are based on an industry standard client-server architecture, providing flexibility to connect to a wide variety of information systems and produce output to various storage media, including optical disk, magnetic disk and tape, CD-ROM, and microfilm and microfiche, spanning the entire document lifecycle. MTC manufactures a family of Computer Output to Microfilm ("COM") production systems, from which it has historically derived the majority of its revenues. MTC's proprietary software captures information from a variety of sources, then intelligently indexes and directs the data for storage, distribution and retrieval. MTC expects that its business will increasingly be focused on the distribution and retrieval of electronically captured information over a variety of communications media, such as the Internet, LANs and wide area networks ("WANs"). To this end, MTC is pursuing a strategy of partnering with providers of features or elements that enhance MTC's electronic data distribution solutions.

PRODUCTS AND SERVICES

    MTC's products consist of a variety of electronic and film-based solutions.

    ELECTRONIC SOLUTIONS

    INFORMATION DISTRIBUTION SYSTEM. The integrated IDS software solution allows users to automatically collect, organize and transport information to the print or storage media of choice, enhancing the productivity and cost efficiency of computer output and storage operations. The following product options comprise MTC's IDS solution:

    INFORMATION DISTRIBUTION SYSTEM EXECUTIVE ("IDS EXEC"). The IDS EXEC software product integrates input, management, execution and reporting activities under a single point of control, improving efficiency. The IDS EXEC console manages all data input, job resources, job prioritization and production, tracks job status and reports audit and job statistics. The IDS EXEC also intelligently indexes source information for convenient and timely retrieval irrespective of the storage medium. Additionally, IDS EXEC makes it possible to reorder images submitted in one sequence to any other logical ordering sequence specified by the user. Finally, the IDS EXEC platform contains a variety of Internet-specific applications that offer its users Internet-based data input and document viewing.

    DOCUMENT ORGANIZER. Document Organizer is a client/server-based bundling system that analyzes documents and organizes them for production. Document Organizer arranges large-scale print applications, such as bank statements or insurance policies, according to the customer's distribution and retrieval requirements. This allows customers to deliver their important information according to priority, production process, and delivery schedule.

    PAGE HANDLER. Page Handler is a high-speed electronic page-print interpreter that accepts mainframe print application input which it then transforms into a variety of output formats, including Internet-compatible formats, providing the customer with added flexibility as application needs change.

    COMPUTER OUTPUT TO LASER DISK ("COLD") INTEGRATION. MTC is a value-added reseller of integrated COLD solutions for document management.

    FILM-BASED SOLUTIONS

    MTC's film-based imaging systems, an alternative to paper and long-term electronic storage, convert scanned or digital information directly from a computer or magnetic tape to an analog format for archiving on microfilm or microfiche. MTC's film-based solutions include:

    COM SYSTEMS. MTC is a leading manufacturer of automated "cut fiche" recording and duplicating systems and related software. MTC's COM systems provide an architectural platform that has universal capability to transfer any data format to fiche. A key differentiating factor of MTC's COM system is its PC based client-server architecture.

    OTHER. MTC offers a complete line of original and duplicate microfilm and chemicals for use in its COM printer and duplicator systems. MTC acquires a significant portion of its microfilm and media supplies from Eastman Kodak and sells them on a drop-ship basis. MTC also supplies spare parts for the worldwide maintenance of its installed COM user base. Maintenance is subcontracted to third party organizations, for which MTC receives a monthly royalty.

CUSTOMERS

    MTC markets its products and services principally to high-volume document-intensive organizations, such as banks, brokerages and other financial services companies and document-based service providers. Other customers include businesses primarily in the healthcare industry and government agencies who desire to use imaging technology to archive large quantities of documents. Current customers include over 50 service bureaus and organizations such as Equifax Inc., the Federal Aviation Administration, the Deutsche Bundesbank, Deutsche Bank AG, Royal Bank of Scotland Group plc, the United States Marine Corps, and Xerox Corporation.

COMPETITION

    The document management industry is highly competitive and rapidly changing. MTC competes on the basis of breadth of offering, cost, flexibility and customer service. MTC's strategy of designing its software solutions around an open architecture has allowed its existing solutions to be more readily adaptable to changes in the computer industry and more readily acceptable by new technologies. MTC believes that these intelligent software platforms give its overall document management solutions a competitive advantage.

    MTC has two direct competitors to its hardware products: Agfa in Europe and Anacomp worldwide. Indirect competitors include IBM, Fuji, Mobius Management Systems, Inc., Storage Technology and others. In most cases, MTC's competitors have longer operating histories, greater name recognition, and significantly greater financial, technical and marketing resources than MTC. While MTC is not aware of any direct competitors to its software product offerings, the industry is rapidly evolving and MTC may face significant competition in the future.

SALES AND MARKETING

    MTC markets its document management solutions and services worldwide. In the United States, MTC employs a six person direct sales force. Internationally, MTC uses a network of exclusive distributors.

    In order to increase its competitive advantage in certain markets, MTC has developed a comprehensive leasing alternative for its customers. This leasing alternative, commonly referred to as a price per fiche program ("PPF"), is a bundled COM service solution that involves a monthly lease payment based upon the customer's actual monthly microfiche production, a minimum monthly production provision and lease terms of typically three to five years. In order to meet the changing needs of its customers' financing requirements, MTC intends to increase its emphasis on PPF programs. MTC is currently negotiating with its international distributors, along with several institutions that have a global financing presence, to develop similar PPF programs for international markets.

    MTC's electronic and film-based imaging hardware systems typically range in price between $200,000 and $1,000,000, and may represent a significant capital commitment by MTC's customers, leading to a lengthy sales cycle of up to 24 months. Accordingly, MTC's operating results may fluctuate significantly from period to period.

SUPPLIERS

    MTC purchases the raw materials needed for both its manufacturing and spare part supply operations from various third party vendors. MTC believes that it can source these purchased parts from a variety of competing vendors and that no single vendor possesses a critical component that cannot be purchased elsewhere. MTC currently subcontracts its maintenance services to third party organizations.

    MTC purchases a significant amount of its microfilm and media supplies from Eastman Kodak. MTC believes it has a strong partnership with Eastman Kodak and the two parties are currently operating under a signed vendor agreement extending through December 31, 2000. Alternative suppliers are available to MTC, however, in the event of an interruption in the vendor relationship.

RESEARCH AND DEVELOPMENT

    MTC believes that its future revenue growth and profitability will principally depend on its success in developing new products, services and distribution channels. MTC expects to continue to evaluate new product and service opportunities and engage in extensive research and development activities. For the year ended September 30, 1998, MTC spent approximately $1.8 million on research and development efforts.

EMPLOYEES

    As of February 28, 1999, MTC had 66 full-time employees.

LEGAL PROCEEDINGS

    We have no material pending litigation relating to MTC.

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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below are the names, ages and positions of our directors and executive officers as of the date hereof. All directors hold office until their successors are duly elected and qualified, and all executive officers hold office at the pleasure of the Board of Directors.

NAME                                                 AGE                         POSITION
-----------------------------------------------      ---      -----------------------------------------------
Ronald I. Simon................................          60   Chairman of the Board
Dr. Lawrence B. Brilliant......................          54   Vice Chairman of the Board, President and Chief
                                                              Executive Officer
Ian B. Aaron...................................          38   Director, Vice President and President of ISP
                                                              Channel, Inc.
Garrett J. Girvan..............................          53   Chief Operating Officer
Douglas S. Sinclair............................          44   Chief Financial Officer
Steven M. Harris...............................          44   Vice President, External Affairs, General
                                                              Counsel and Secretary
Kevin Gavin....................................          39   Senior Vice President, Marketing of ISP
                                                              Channel, Inc.
Edward A. Bennett..............................          52   Director
Sean P. Doherty................................          41   Director
Robert C. Harris, Jr...........................          52   Director

    RONALD I. SIMON has served as a member of our Board of Directors since September 1995 and Chairman of the Board since August 1997. Mr. Simon has served as Vice President and Chief Financial Officer of Western Water Company, a developer and marketer of water supplies, since May 1997. Mr. Simon has also served as Director of Westcorp Investments, a wholly-owned subsidiary of Westcorp, Inc., a holding company for Western Financial Bank and as Director of Citadel Corporation, a real estate investment company, since 1995. In addition, Mr. Simon served as Chairman of Sonant Corporation, an interactive voice response equipment company, from 1993 to 1997.

    DR. LAWRENCE B. BRILLIANT has served as a member of our Board of Directors since January 1998 and served as Vice Chairman of the Board, President and Chief Executive Officer since April 1998. Prior to joining us, Dr. Brilliant served as President and Chief Executive Officer of Brilliant Color Cards, a telephone debit/calling card company, from 1989 to 1998. Dr. Brilliant is a founder of MultiVox Communications, a switched telephone reseller. Dr. Brilliant is also a founder of the International Telecard Association and has served as Director and Chairman Emeritus since 1992. Dr. Brilliant was also a founder of The Well in 1984 when he was CEO of Network Technologies, Inc. Dr. Brilliant has also been a professor at the University of Michigan and has served as a medical officer with the United Nations.

    IAN B. AARON has served as a member of our Board of Directors since October 1994. In addition, Mr. Aaron has served as President of ISP Channel since June 1996 and as our Vice President since December 1997. Prior to joining us, Mr. Aaron served as President of Communicate Direct, Inc., a telecommunications company, from 1988 to October 1994 and as Director of Marketing, Sales and Product Development at GTE Business Communications.

    GARRETT J. GIRVAN has served as our Chief Operating Officer since April 1998 and also served as our Chief Financial Officer from April 1998 to November 1998. Prior to joining us, Mr. Girvan held various positions at Viacom Cable over a 13-year period, including Chief Financial Officer and Chief Operating Officer. While at Viacom, Mr. Girvan was involved in the development of Viacom's broadband services.

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
    DOUGLAS S. SINCLAIR has served as our Chief Financial Officer since November 1998. Prior to joining us, Mr. Sinclair served as Chief Financial Officer of Silicon Valley Networks, Inc., a provider of test management software to telecommunications and networking companies, from April 1998 to November 1998, Chief Financial Officer of International Wireless Communications, Inc., an international cellular business operator, from 1995 to 1998, Chief Financial Officer of Pittencrieff Communications Inc. (PCI), then a leading provider of trunked radio services in the southwest United States, from 1993 to 1995, and Chief Financial Officer of Pittencrieff plc., an oil and gas company based in the United Kingdom, from 1990 to 1993. Mr. Sinclair took both Pittencrieff plc and PCI public during his tenures as Chief Financial Officer. International Wireless Communications, Inc. filed for protection under the bankruptcy laws of the United States in September 1998.

    STEVEN M. HARRIS has served as our Vice President, Secretary and General Counsel to SoftNet since August 1998. Prior to joining us, Mr. Harris worked at Pacific Telesis Group, most recently as Vice President of Broadband Services, where he was responsible for external affairs and policy planning for video services and broadband networks. Previously, he was Executive Director of Regulatory Planning and Policy for Pacific Bell with responsibility for federal and state regulatory policies relating to competition, corporate structure, interconnection, privacy and new technologies. He began with Pacific Telesis Group in 1983 as Executive Director of Regulatory Relations, in Washington, D.C. Mr. Harris was Commissioner's Assistant and Special Assistant to the General Counsel at the FCC and was previously in private practice.

    KEVIN GAVIN has served as our Senior Vice President, Marketing since November 1998. Prior to joining us, he served as Regional Vice President of Teligent, Inc. From November 1991 to January 1996, he was Vice President of Marketing and Product Development at Nextel Communications. From 1981 to 1991, Mr. Gavin held various marketing and sales positions at Warner Cable Communications, Inc., American Cablesystems, Inc., and McCaw Cellular Communications, Inc.

    EDWARD A. BENNETT has served as a member of our Board of Directors since January 1998. Mr. Bennett has served as President and Chief Executive Officer of Bennett Media Collaborative, a new media/Internet/technology consulting company, since June 1997, Director and Vice Chairman of methodfive LLC, an Internet services company, since June 1997, Director of Spinner Networks, an Internet music service since December 1997, and as Director of MY-CD, an Internet-based custom CD marketing company, since May 1998. Mr. Bennett has also served as President and Chief Executive Officer of Prodigy Ventures, an Internet/technology investment firm from June 1996 to June 1997 and as President and Chief Executive Officer of Prodigy Services Corporation, an Internet services company from 1995 to June 1996. Furthermore, Mr. Bennett has served as President and Chief Executive Officer of VH-1 Network, a television programming company, from 1989 to 1994.

    SEAN P. DOHERTY has served as a member of our Board of Directors since May 1998. Mr. Doherty is currently an owner and Managing Partner of Shoreline Associates I, LLC ("Shoreline Associates"), a private Silicon Valley investment firm. Shoreline Associates invests in management buyouts, special equity and venture capital for companies in the telecommunications and broadcasting industries. Shoreline Associates is unaffiliated with Shoreline Pacific Institutional Finance ("SPIF"), the entity that arranged the Convertible Preferred offerings. From 1995 to 1997, Mr. Doherty was a co-founder of @Home, serving as @Home's Chief Operating Officer and later as the President of @Home's business-to-business services division, @Work. Mr. Doherty was previously the founder of TEAM Software, a developer of workgroup applications for the Internet and corporate networks, and served as Chief Executive Officer from 1990 to 1995. From 1992 to 1995, Mr. Doherty has also served as President of TradeNet, Inc., an online transaction network for commodities traders.

    ROBERT C. HARRIS, JR. has served as a member of our Board of Directors since May 1998. Mr. Harris has served as a Senior Managing Director and Head of Investment Banking in the San Francisco office of Bear, Stearns & Co. Inc. since November 1997. Mr. Harris also serves as Director of

MDSI Mobile Data Solutions, Inc., N2K, Inc., and Xoom.com, Inc. Prior to joining Bear Stearns, Mr. Harris was a co-founder and a Managing Director of Unterberg Harris, a registered broker-dealer and investment advisory firm. From 1984 to 1989, Mr. Harris was a General Partner, Managing Director, and Director of Alex. Brown & Sons.

BOARD COMMITTEES

    We have an Audit Committee, a Compensation/Stock Option Committee and an Executive Committee of the Board of Directors. There is no nominating committee or committee performing the functions of such committee. The Audit Committee meets with our financial management and its independent accountants and reviews internal control conditions, audit plans and results, and financial reporting procedures. This committee currently consists of Messrs. Simon and Bennett. The Compensation/Stock Option Committee reviews and approves our compensation arrangements for key employees and administers our 1995 Long Term Incentive Plan and the 1998 Stock Incentive Plan. This committee currently consists of Messrs. Simon, Harris and Doherty. The Executive Committee has all the authority of the Board, except with respect to items requiring shareholder approval or submission, the filling of Board or Committee vacancies, fixing director compensation, amending or adopting bylaws or amending or appealing Board resolutions that are not amendable or repealable. This committee currently consists of Dr. Brilliant and Mr. Simon.

DIRECTOR COMPENSATION

    Members of the Board who are not employees of us or of one of our subsidiaries are each paid a monthly retainer fee of $1,000 in connection with their attendance and participation at Board meetings. Mr. Simon is paid an additional $1,500 per month for his services as Chairman of the Board. In addition, Board members are reimbursed for certain reasonable expenses incurred in attending Board or committee meetings. Upon joining the Board, each non-employee Board member also receives a purchase option grant for shares of common stock under our 1995 Long Term Incentive Plan or the 1998 Stock Incentive Plan. Dr. Brilliant and Mr. Aaron each receive compensation for their services as our executive officers, but do not receive additional compensation for their service on the Board.

REINCORPORATION

    We are currently a New York corporation. On October 6, 1998, our Board of Directors adopted a plan, subject to approval by our shareholders, to reincorporate under the laws of the State of Delaware. The Board of Directors believes Delaware corporate law will better serve our stockholders' interests and provide us with advantages not available under New York corporate law.

    After the reincorporation, we will continue to be called "SoftNet Systems, Inc." The new Delaware corporation (sometimes referred to hereinafter as "SoftNet (Delaware)") will initially be organized as a wholly-owned subsidiary of us. If the holders of at least two-thirds of all outstanding shares of SoftNet common stock approve the reincorporation proposal to be put before them at the next annual meeting of our shareholders, we will be merged into SoftNet (Delaware). The effective date will be when the necessary documents have been filed in both New York and Delaware. SoftNet (Delaware) will be the surviving corporation, and the charter and by-laws of the new corporation will be substantially the same as ours today, except as otherwise discussed below.

    Reincorporation in Delaware will not change our business plan, management, assets, liabilities, net worth, capitalization or employee benefit plans. Each outstanding share of our common stock and preferred stock will automatically become one share of the common stock or preferred stock, respectively, of SoftNet (Delaware). Furthermore, each stock option, warrant or convertible security that would be, or later becomes, exercisable for, or convertible into, shares of our common stock will automatically be, or later become, exercisable for, or convertible into, the same number of shares of the common stock of SoftNet (Delaware) on the same terms and conditions. After the reincorporation, and depending on stockholder approval of the reincorporation proposal which will come before them, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $.01 per share and 4,000,000 shares of preferred stock, par value $.10 per share. SoftNet (Delaware) will not issue any shares of stock in connection with the reincorporation, other than the shares into which our outstanding shares will convert.

    After the reincorporation, SoftNet (Delaware) will continue to be a publicly held company, with its common stock tradable on the Nasdaq National Market. SoftNet (Delaware) will also file with the Securities and Exchange Commission and provide to its stockholders the same types of information that we have previously filed and provided.

    Investors should note that our Board of Directors has the right to abandon the reincorporation and take no further action towards reincorporating in Delaware at any time before the reincorporation becomes effective, even after stockholder approval, if for any reason the Board of Directors determines that it is not advisable to proceed with the reincorporation, including considering the number of shares for which appraisal rights have been exercised and the cost to us thereof.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of March 2, 1999 by (i) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of the common stock, (ii) each director, (iii) certain executive officers and (iv) all executive officers and directors as a group.

                                                                                                 PERCENT OF SHARES
                                                                                               BENEFICIALLY OWNED(1)
                                                                          NUMBER OF SHARES    ------------------------
                                                                            BENEFICIALLY        BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                                          OWNED(1)         OFFERING     OFFERING
----------------------------------------------------------------------  --------------------  -----------  -----------
RGC International Investors, LDC......................................         1,520,484(2)(12)       13.8%       10.9%
  c/o Rose Glen Capital Management, L.P.
  3 Bala Plaza East, Suite 200
  251 St. Asaphs Road
  Bala Cynwyd, PA 19004
White Rock Capital Partners, L.P......................................           930,300(3)          9.6%         7.3%
  3131 Turtle Creek Boulevard, Suite 800
  Dallas, TX 75219
R. C. W. Mauran.......................................................           694,128(4)          6.8%         5.3%
  47 Eaton Place, Flat A
  London SWI, England.................................................
Stark International...................................................           732,514(12) 13)        7.0%        5.5%
Shepherd Investment International LTD.................................           391,168(12) 14)        3.9%        3.0%
Ronald I. Simon.......................................................            15,167(5)        *            *
Dr. Lawrence B. Brilliant.............................................           103,333(6)          1.1%       *
Ian B. Aaron..........................................................           297,262(7)          3.0%         2.3%
Garrett J. Girvan.....................................................            35,000(10)       *            *
Douglas S. Sinclair...................................................           --               --           --
Steven M. Harris......................................................             4,000           *            *
Edward A. Bennett.....................................................            77,667(8)        *            *
Sean P. Doherty.......................................................           118,260(9)          1.2%       *
Kevin Gavin...........................................................           --               --           --
Robert C. Harris, Jr..................................................           --               --           --
All directors and executive officers as a group (10 persons)..........           650,689(11)         6.4%         5.5%

------------------------

*   Less than one percent

(1) This table is based in part upon information supplied by Schedules 13G filed by principal shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, except with respect to RGC (see footnote 2). Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days after a specified date, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentagae of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding as of March 2, 1999 was 9,741,931.

(2) Consists of (i) 249,468 shares of common stock, (ii) 423,750 shares issuable upon the exercise of stock purchase warrants, (iii) 847,266 shares issuable upon conversion of the shares of Series C Preferred Stock at the current conversion price in effect as of March 2, 1999, which is $9.00 per share. The actual number of shares of common stock issuable upon conversion of the convertible preferred stock is indeterminable and is subject to adjustment based on various factors, including the floating rate conversion price mechanism contained in the terms of the convertible preferred stock. However, the Series C Preferred Stock cannot convert into more than 2,000,000 shares of common stock. See "Description of Capital Stock--Preferred Stock."

(3) Consists of shares of common stock (i) held for the accounts of certain institutional clients of White Rock Capital Management, L.P., (ii) held by White Rock Capital Partners, L.P., and (iii) held by White Rock Capital Management, L.P.

(4) Includes (i) 179,640 shares issuable upon the conversion of our 9% convertible notes due 2000, (ii) 81,481 shares issuable upon conversion of 6% convertible subordinated secured debentures due 2002 issued by MTC and assumed by us, and (iii) 175,000 shares issuable upon the conversion of our 5% subordinated convertible debentures due 2002. Shares listed reflect shares held by Eurocredit Investments, Ltd., a Maltese company that is wholly-owned by Mr. Mauran.

(5) Includes 9,167 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of March 2, 1999.

(6) Includes 103,333 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of March 2, 1999.

(7) Includes 150,833 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of March 2, 1999.

(8) Includes 61,667 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of March 2, 1999.

(9) Includes 20,000 shares of common stock issuable upon the exercise of stock purchase warrants held by Shoreline Associates, of which Mr. Doherty is an owner.

(10) Includes 25,000 shares issuable pursuant to options exercisable within 60 days of March 2, 1999.

(11) Includes shares issuable upon the exercise of options that are exercisable within 60 days of March 2, 1999 as described in footnotes (5) through (10).

(12) The number of shares into which RGC can convert and the manner of such conversion is limited by SoftNet's certificate of incorporation. Similarly, the number of shares into which Stark International and Shepherd Investment International can convert and the manner of such conversion is limited by the 9% senior subordinated convertible notes due 2001. A holder of the Series C Preferred Stock or 9% senior subordinated convertible notes due 2001 cannot convert its Series C Preferred Stock or 9% senior subordinated convertible notes due 2001 in the event such conversion would result in beneficial ownership of more than 4.99% of the common stock (not including shares underlying such securities). Notwithstanding this limitation, the holders of the preferred stock cannot convert into an aggregate of more than 19.99% of the common stock without the approval of the common stock shareholders, which is currently being sought.

    Accordingly, the number of shares of common stock and percentage ownership set forth for RGC, Stark International and Shepherd Investment International may exceed the number of shares of common stock it beneficially own as of the date of this prospectus. In that regard, the table may not adequately represent the beneficial ownership of RGC, Stark International and Shepherd Investment International.

(13) Includes (i) 61,926 shares of common stock, (ii) 200,000 shares of common stock issuable upon warrants, and (iii) 470,588 shares of common stock issuable upon conversion of the 9% senior subordinated convertible notes due 2001 at the conversion price in effect as of March 2, 1999, which is $17.00 per share. The actual number of shares of common stock issuable upon conversion of the 9% senior subordinated convertible notes due 2001 is indeterminable and is subject to adjustment based on various factors, including the floating rate conversion price mechanism contained in the terms of the 9% senior subordinated convertible notes due 2001.

(14) Includes (i) 55,874 shares of common stock, (ii) 100,000 shares of common stock issuable upon warrants, and (iii) 235,294 shares of common stock issuable upon conversion of the 9% senior subordinated convertible notes due 2001 at the conversion price in effect as of March 2, 1999, which is $17.00 per share. The actual number of shares of common stock issuable upon conversion of the 9% senior subordinated convertible notes due 2001 is indeterminable and is subject to adjustment based on various factors, including the floating rate conversion mechanism contained in the terms of the 9% senior subordinated convertible notes due 2001.

                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING SUMMARY OF THE TERMS OF OUR CAPITAL STOCK DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ACTUAL TERMS OF THE CAPITAL STOCK CONTAINED IN OUR CERTIFICATE OF INCORPORATION AND OTHER AGREEMENTS REFERENCED BELOW.

    Our certificate of incorporation authorizes the issuance of up to 25,000,000 shares of common stock, par value $0.01 per share and 4,000,000 shares of preferred stock, par value $0.10 per share, of which 5,110 shares are designated as Series A Preferred Stock, 12,500 shares are designated as Series B Preferred Stock, 10,000 shares are designated as Series C Preferred Stock and 10,000 shares are designated as Series D Preferred Stock. As of March 26, 1999, we had outstanding 10,412,866 shares of common stock, no shares of Series A Preferred Stock, no shares of Series B Preferred Stock and 7,625.39 shares of Series C Preferred Stock. No shares of undesignated preferred stock are currently outstanding. On August 31, 1998, we agreed to issue 7,500 shares of Series D Preferred Stock and warrants to purchase an additional 93,750 shares of common stock on terms similar to the Series C Preferred Stock issuance. In addition, we issued warrants to purchase an additional 26,250 shares of common stock as a financial advisory fee in connection with certain financings. Conversions subject to the issuance of the Series D Preferred Stock and warrants are subject to shareholder approval and other closing conditions. As of the date hereof, there are no shares of Series D Preferred Stock issued or outstanding. As of March 26, 1999, we had outstanding options to purchase 2,835,062 shares of common stock (of which options to purchase 1,626,050 shares of common stock are subject to stockholder approval). We also had outstanding warrants to purchase an aggregate 925,063 shares of common stock.

COMMON STOCK

    The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, except that no dividend or distribution may be paid on any shares of common stock during any fiscal year unless all dividend preferences of the convertible preferred stock have been paid or declared and set aside during that fiscal year and any prior year in which dividends accumulated but remain unpaid. Upon liquidation, dissolution, merger or sale of all or substantially all of our assets, after paying in full the preferential amounts due the holders of the convertible preferred stock, all remaining assets will be distributed ratably among the holders of convertible preferred stock and common stock based upon the number of shares of common stock then held by each holder on an as-converted basis. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The common stock has no preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

    SERIES A CONVERTIBLE PREFERRED

    All shares of Series A Preferred Stock have been converted, and there are no shares outstanding.

    SERIES B CONVERTIBLE PREFERRED

    All shares of Series B Preferred Stock have been converted, and there are no shares outstanding.

    SERIES C CONVERTIBLE PREFERRED

    DIVIDENDS. The holders of Series C Preferred Stock are entitled to receive dividends at a rate of 5% per annum, payable quarterly, at our option, in cash or additional shares of Series C Preferred Stock. Unpaid dividends are cumulative. Any accrued and unpaid dividends are payable only in the event of our liquidation, dissolution or winding up. We have paid non-cash dividends of
125.39 shares of Series C Preferred Stock.

    CONVERSION. Each share of Series C Preferred Stock is convertible, at the option of the holder, into the number of shares of our common stock as defined by the stated value of the Series C Preferred Stock multiplied by 5% per annum, less any dividends paid, divided by the conversion price. The stated value of the Series C Preferred Stock is $1,000 per share. Prior to May 31, 1999, the conversion price is $9.00. After May 31, 1999, the conversion price is the lower of $9.00 (subject to an escalation provision pending certain market conditions in the 20-day trading period prior to May 31, 1999) or a five-day average market price within a 20-day trading period prior to the conversion. Pursuant to our certificate of incorporation, as amended, the holders of the Series C Preferred Stock may only convert their outstanding Series C Preferred Stock into an aggregate amount of common stock that does not exceed 19.99% of the outstanding common stock. Any excess shares of common stock that are issuable upon conversion of outstanding Series C Preferred Stock that exceed this 19.99% limitation are subject to mandatory redemption at the option of the holder of the convertible preferred stock, unless we either obtain shareholder approval for the additional conversions over 19.99%, or we receive permission to allow such issuances from the AMEX, or Nasdaq. All outstanding shares of convertible preferred, subject to the above restrictions, automatically convert to common stock on August 31, 2001.

    VOTING RIGHTS. Holders of Series C Preferred Stock do not have voting rights, except for certain protective provisions relating to changes in the rights of holders of Series C Preferred Stock. A vote by a majority of outstanding shares of Series C Preferred Stock is required prior to (i) changing the rights or privileges of the Series C Preferred Stock or changing the rights or privileges of any of our capital stock so as to affect adversely the Series C Preferred Stock; (ii) creating any new class or series of stock with preferences PARI PASSU with, or senior to, those of the Series C Preferred Stock; (iii) increasing the authorized number of shares of Series C Preferred Stock; (iv) any act that would result in a negative tax consequence to the holders of Series C Preferred Stock pursuant to Section 305 of the Code; (v) increasing the par value of our common stock; or (vi) declaring a dividend for or paying a dividend to holders of common stock.

    PRIORITY. The Series C Preferred Stock ranks senior to our common stock, and PARI PASSU with the Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock, as to dividends, distributions and distribution of assets upon our liquidation, dissolution or winding up.

    REDEMPTION. The Series C Preferred Stock is subject to redemption upon certain circumstances, including our (i) failure to convert the convertible preferred when required, (ii) failure to fulfill obligations under the registration rights agreement among us and holders of the Series C Preferred Stock, and (iii) suspension of the common stock from trading on the AMEX, New York Stock Exchange or the Nasdaq Stock Market. We shall have the right to redeem the Series C Preferred Stock on the earlier of an underwritten public offering or a private placement pursuant to Rule 144A of at least $10,000,000 or February 29, 2000 at a price equal to the greater of (i) 120% of the stated value plus accrued but unpaid dividends or (ii) the market price of the common stock multiplied by the number of shares of common stock into which the Series C Preferred Stock can be converted.

    SERIES D PREFERRED STOCK

    The Series D Preferred Stock has similar provisions as the Series C Preferred Stock. The conversion price of the Series D Preferred Stock will be at a 20% premium of the market price of our common stock prior to its issuance. The Series D Preferred Stock ranks senior to our common stock, and PARI PASSU with the Series B Preferred Stock and Series C Preferred Stock as to dividends, distributions and distribution of assets upon our liquidation, dissolution or winding up.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

9% SENIOR SUBORDINATED CONVERTIBLE NOTES AND RELATED WARRANTS

    9% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2001

    INTEREST RATE. Interest on the outstanding principal amount of our 9% senior subordinated convertible notes is payable at the rate of 9% per annum, quarterly in arrears. Any amount of principal that is not paid when due shall bear interest from the day when such principal payment amount was due until paid at a rate of 18% per annum.

    LIMITATIONS ON CONVERSION. A holder of our 9% senior subordinated convertible notes cannot convert its 9% senior subordinated convertible notes in the event such conversion would result in its beneficially owning more than 4.99% of our common stock as beneficial ownership is determined under the rules of the Securities and Exchange Commission. Notwithstanding this limitation, the holders of our 9% senior subordinated convertible notes cannot convert into an aggregate of more than 1,717,587 shares of our common stock without the approval of our common stock shareholders or the American Stock Exchange, or Nasdaq, as applicable, unless we are no longer subject to a rule by the American Stock Exchange or Nasdaq that prohibits us from issuing more than 19.99% of our common stock without such shareholder approval. The 19.99% limitation provides common shareholders protection against dilution upon conversion of the 9% senior subordinated convertible notes and exercise of the warrants related to the 9% senior subordinated convertible notes. In the event we obtain shareholder approval for issuance of more than 19.99% of our common stock upon conversion of the 9% senior subordinated convertible notes and exercise of the warrants, this protection would not be available.

    CONVERSION PRICES. The actual number of shares of common stock issuable upon conversion of our 9% senior subordinated convertible notes will be determined by the following formula:

 (The principal amount of our 9% senior subordinated convertible notes, and any accrued but unpaid interest thus being converted)
                                   DIVIDED BY
          (The applicable conversion price at the time of conversion).

The conversion price is subject to adjustment as set forth in our 9% senior subordinated convertible notes. Prior to July 1, 1999, the conversion price of our 9% senior subordinated convertible notes is equal to $17.00 per share. Thereafter, the conversion price of our 9% senior subordinated convertible notes is equal to the lower of $17.00 per share and the lowest five-day average closing bid price of the common stock during the 30-day trading period ending one day prior to the applicable conversion date. The following table sets forth the number of shares of common stock issuable upon conversion of our 9% senior subordinated convertible notes assuming the market price of the common stock is 25%, 50%, 75% and 100% of the market price of the common stock on March 2, 1999, which was $21.06 per share. The table also assumes that the 19.99% limitation was no longer in effect.

                                                                          NUMBER OF SHARES
PERCENT OF                                                                    ISSUABLE
MARKET PRICE                                                              UPON CONVERSION
--------------------------------------------------------------------  ------------------------
25%.................................................................           2,277,040
50%.................................................................           1,139,601
75%.................................................................             759,494
100%................................................................             705,882

    WARRANTS

    The warrants issued in connection with our 9% senior subordinated convertible notes have an exercise price of $17.00 per share and expire on January 1, 2003. On July 1, 1999, the exercise price of the warrants is subject to adjustment to the amount equal to the lesser of the then current exercise price and 110% of the five-day average closing bid prices for the five trading days immediately preceding July 1, 1999. The number of shares issuable upon exercise of the warrants is subject to anti-dilution adjustment upon certain events, including, with some exceptions, our sale of common stock or securities convertible into or exercisable for our common stock at a price per share less than the exercise price of the warrants. The warrants may be exercised through a cashless exercise either by:

    - cancellation of a portion of the unpaid principal amount of our 9% senior subordinated convertible notes held by the selling shareholder seeking to exercise such warrants;

    - cancellation of that number of shares of our common stock that would have been issued with an aggregate market price equal to the aggregate exercise price of the warrants being exercise; or

    - surrender of that number of shares of our common stock with an aggregate market price equal to the aggregate exercise price of the warrants being exercised.

    Please see our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 1999 for a description of the 9% senior subordinated convertible notes and the warrants and the transaction documents relating to their issuance.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement
dated             , 1999 among us and the underwriters, we have agreed to sell to each of the underwriters and each of the underwriters has severally agreed to purchase from us the number of shares of common stock set forth beside their respective names below.

                                                                   NUMBER OF
UNDERWRITER                                                         SHARES
-----------------------------------------------------------------  ---------
BT Alex. Brown Incorporated......................................
BancBoston Robertson Stephens Inc................................
CIBC Oppenheimer Corp............................................
Wit Capital Corporation..........................................
                                                                   ---------
  Total Number of Shares.........................................  3,000,000
                                                                   ---------
                                                                   ---------

    The obligation of the underwriters to purchase the common stock is subject to the terms and conditions set forth in the underwriting agreement. The underwriting agreement requires the underwriters to purchase all of the shares of the common stock offered by this prospectus, if any are purchased. The shares of common stock offered by the underwriters pursuant to this prospectus are subject to prior sale, when, as and if delivered to and accepted by the underwriters, and subject to the underwriters' right to reject any order in whole or in part. The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price of
$      per share and to certain dealers at the public offering price less a
concession not in excess of $        per share. The underwriters may allow, and
such dealers may reallow, a concession not in excess of $        per share for
certain other dealers. The underwriters may change the public offering price after the common stock is released for sale to the public. The expenses of the offering are estimated to be $850,000. The following table sets forth the public offering price and all discounts and commissions to be allowed to the underwriters:

                                             UNDERWRITING DISCOUNTS
                         PUBLIC OFFERING               AND              PROCEEDS TO SOFTNET
                              PRICE              COMMISSIONS (1)                (2)
                       -------------------  -------------------------  ---------------------
Per Share............       $                       $                        $
Total................       $                       $                        $

    The underwriters, at our request, have reserved for sale at the public
offering price up to   shares of common stock to certain individuals and
entities who express an interest in purchasing such shares. The sale of such shares will be made by Wit Capital Corporation acting as E-MANAGER-TM- in the offering. Purchases of reserved shares are to be made through an account at Wit Capital Corporation in accordance with Wit Capital Corporation's procedures for opening an account and transacting in securities. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

    Wit Capital Corporation will be paid a fee of $100,000 for participating in the underwriting as an e-manager. Wit Capital Corporation will not receive any portion of the underwriting discounts or commissions.

    A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital Corporation. In addition, pursuant to an e-Dealer Agreement, all dealers purchasing shares from Wit Capital Corporation in the offering (the "e-Dealers") similarly have agreed to make a prospectus in electronic format available on Web sites maintained by each of the e-Dealers.

    The underwriters may sell more shares than the total number set forth in the table above. To cover these sales, the underwriters have an option to purchase up to 450,000 additional shares of common stock from us at the public offering price less the underwriting discounts and commissions set forth in the table above. The underwriters may exercise this option for 30 days after the date of this prospectus only to cover these sales. To the extent that the underwriters purchase shares pursuant to this option, the underwriters will purchase shares in approximately the same proportion as the number of shares of common stock to be purchased by it shown in the above table and we will be obligated, pursuant to the option, to sell such shares to the underwriters. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.

    We have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the Securities Act of 1933, as amended. To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may overallot shares of the common stock in connection with this offering, thereby creating a short position in the underwriters' account. A short position results when an underwriter sells more shares of common stock than such underwriter committed to purchase. Additionally, to cover such overallotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, any such activities may be discontinued at any time. The underwriters also may reclaim selling concessions allowed to an underwriter or dealer if the underwriters repurchase shares distributed by that underwriters or dealers.

    We have agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of (collectively, "Transfer"), directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or any rights to acquire common stock for a period of 90 days after the date of the underwriting agreement, without the prior written consent of the underwriters, other than common stock or options granted pursuant to existing stock option and other compensation plans, the convertible preferred stock or to cable affiliates. In addition, each of our directors and executive officers has agreed not to Transfer, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock or any rights to acquire common stock for a period of 90 days after the date of the underwriting agreement, without prior written consent of BT Alex. Brown Incorporated.

    In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    The underwriters have sole discretion not to accept any purchase offer or make any sale of shares offered by this prospectus if they deem the purchase price to be unsatisfactory. Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any of the shares offered by this prospectus from or through such broker or dealer.

    BT Alex. Brown from time to time provides, and in the future may provide, financial advisory services to the Company for which it is paid a customary fee.

                                 LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Palo Alto and San Francisco, California, and Dickstein Shapiro Morin & Oshinsky LLP, Washington, D.C. (as to certain regulatory matters). Certain legal matters will be passed upon for the underwriters by Latham & Watkins, San Francisco, California.

                                    EXPERTS

    Our consolidated financial statements, as of September 30, 1997 and 1998 and for each of the three fiscal years in the period ended September 30, 1998 included in this prospectus, and the Intelligent Communications, Inc. financial statements as of September 30, 1998 and for the 9 months ended September 30, 1998 included in the Company's Forms 8-K/A dated February 26 and March 12, 1999, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports. The financial statements of Intelligent Communications, Inc. as of December 31, 1997 and for the two years then ended included in the Company's Form 8-K/A dated February 26 and March 12, 1999, have been audited by Blanding, Boyer & Rockwell LLP, as stated in their reports.

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 1998, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP and the financial statements of Intelligent Communications, Inc. incorporated in this prospectus by reference to the Company's Forms 8-K/A dated February 26 and March 12, 1999 for the nine months ended September 30, 1998 and for the years ended December 31, 1997 and 1996, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP and Blanding, Boyer & Rockwell LLP, independent accountants, collectively given on authority of such firms as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov. Information concerning us is also available for inspection at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006, upon which our common stock is traded.

    This prospectus is part of a registration statement (Registration No.
333-      ) we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC (File No. 1-5270). We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering.

    1. Our Annual Report on Form 10-K for the fiscal year ended September 30, 1998, as amended, filed with the SEC on February 2, 1999, and as further amended, filed with the SEC on March 4, 1999.

    2. Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998, filed with the SEC on February 16, 1999.

    3.  Our Current Report on Form 8-K filed with the SEC on January 26, 1999.

    4.  Our Current Report on Form 8-K filed with the SEC on February 24, 1999.

    5.  Our Current Report on Form 8-K/A filed with the SEC on February 26,
       1999.

    6.  Our Current Report on Form 8-K filed with the SEC on February 26, 1999.

    7.  Our Current Report on Form 8-K filed with the SEC on March 5, 1999.

    8.  Our Current Report on Form 8-K/A filed with the SEC on March 12, 1999.

    If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Mr. Steven M. Harris, Secretary, SoftNet Systems, Inc., 650 Townsend Street, Suite 225, San Francisco, California 94103, (415) 365-2500.

    You should rely only on the information contained in this prospectus and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Accountants..........................................................................        F-2

Consolidated Balance Sheets as of September 30, 1997 and 1998..............................................        F-3

Consolidated Statements of Operations for the three years ended September 30, 1998.........................        F-4

Consolidated Statements of Shareholders' Equity (Deficit) for the three years ended September 30, 1998.....        F-5

Consolidated Statements of Cash Flows for the three years ended September 30, 1998.........................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

Condensed Consolidated Balance Sheets as of September 30, 1998 and December 31, 1998 (unaudited)...........       F-36

Condensed Consolidated Statements of Operations for the three months ended December 31, 1997 and 1998
  (unaudited)..............................................................................................       F-37

Condensed Consolidated Statements of Cash Flows for the three months ended December 31, 1997 and 1998
  (unaudited)..............................................................................................       F-38

Notes to Condensed Consolidated Financial Statements (unaudited)...........................................       F-39

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SoftNet Systems, Inc.:

    In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of SoftNet Systems, Inc. and its subsidiaries at September 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
December 1, 1998, except for Note 18
which is dated January 13, 1999

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       AS OF SEPTEMBER 30, 1997 AND 1998

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                               1997        1998
                                                                                            ----------  ----------
                                                      ASSETS
Current assets:
  Cash....................................................................................  $       37  $   12,504
  Accounts receivable, net of allowance of $320 and $721 .................................       3,929       3,105
  Current portion of gross investment in leases...........................................       1,206       1,579
  Inventories.............................................................................       1,326       1,345
  Prepaid expenses........................................................................         319         882
                                                                                            ----------  ----------
    Total current assets..................................................................       6,817      19,415
Restricted cash...........................................................................      --             800
Property and equipment, net...............................................................       1,108       6,523
Gross investment in leases, net of current portion........................................       3,054       1,863
Other assets..............................................................................         766       1,124
Costs in excess of fair value of net assets acquired, net.................................       5,141         955
Net assets associated with discontinued operations........................................       3,435       3,875
                                                                                            ----------  ----------
                                                                                            $   20,321  $   34,555
                                                                                            ----------  ----------
                                                                                            ----------  ----------

              LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable and accrued expenses...................................................  $    4,969  $    9,423
  Current portion of long-term debt.......................................................       1,384       1,821
  Current portion of capital leases.......................................................          23         632
  Deferred revenue........................................................................         143         100
                                                                                            ----------  ----------
    Total current liabilities.............................................................       6,519      11,976
                                                                                            ----------  ----------
Long-term debt, net of current portion....................................................      11,727      10,236
                                                                                            ----------  ----------
Capital lease obligations, net of current portion.........................................          47         327
                                                                                            ----------  ----------

Commitments and contingencies

Redeemable convertible preferred stock, $.10 par value, 30,000 shares authorized, none and
  20,757 shares issued and outstanding in 1997 and 1998, respectively.....................      --          18,187
                                                                                            ----------  ----------

Shareholders' equity (deficit):
  Preferred stock, $.10 par value, 3,970,000 shares authorized, none issued and
    outstanding...........................................................................      --          --
  Common stock, $.01 par value, 25,000,000 shares authorized, 6,870,559 and 8,191,550
    shares issued and outstanding in 1997 and 1998, respectively..........................          69          82
  Deferred stock compensation.............................................................      --            (188)
  Capital in excess of par value..........................................................      34,379      43,700
  Accumulated deficit.....................................................................     (32,420)    (49,765)
                                                                                            ----------  ----------
      Total shareholders' equity (deficit)................................................       2,028      (6,171)
                                                                                            ----------  ----------
                                                                                            $   20,321  $   34,555
                                                                                            ----------  ----------
                                                                                            ----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  FOR THE THREE YEARS ENDED SEPTEMBER 30, 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    1996       1997        1998
                                                                                  ---------  ---------  ----------
Net sales.......................................................................  $  19,584  $  21,338  $   14,060
Cost of sales...................................................................     11,375     11,935      10,628
                                                                                  ---------  ---------  ----------
  Gross profit..................................................................      8,209      9,403       3,432
                                                                                  ---------  ---------  ----------
Operating expenses:
  Selling.......................................................................      1,794      1,905       4,162
  Engineering...................................................................      1,770      2,234       2,834
  General and administrative....................................................      4,200      3,628       7,883
  Amortization of goodwill and transaction costs................................        993      1,287       1,286
  Loss on impairment of assets..................................................     --         --           3,100
  Costs associated with change in product line and other........................      2,164      2,137      --
                                                                                  ---------  ---------  ----------
    Total operating expenses....................................................     10,921     11,191      19,265
                                                                                  ---------  ---------  ----------
Loss from continuing operations.................................................     (2,712)    (1,788)    (15,833)
Other income (expense):
  Interest expense..............................................................     (1,220)    (1,145)     (1,416)
  Gain on available-for-sale securities.........................................      5,689     --          --
  Other income..................................................................         19         49         320
                                                                                  ---------  ---------  ----------
Income (loss) from continuing operations before income taxes....................      1,776     (2,884)    (16,929)
Provision for income taxes......................................................     --         --          --
                                                                                  ---------  ---------  ----------
Income (loss) from continuing operations before discontinued operations and
  extraordinary item............................................................      1,776     (2,884)    (16,929)
Income (loss) from discontinued operations......................................     (1,812)       739         (73)
Extraordinary item--loss on sale of business....................................     (6,061)      (486)     --
                                                                                  ---------  ---------  ----------
Net loss........................................................................     (6,097)    (2,631)    (17,002)
Preferred dividends.............................................................     --         --            (343)
                                                                                  ---------  ---------  ----------
Net loss applicable to common shares............................................  $  (6,097) $  (2,631) $  (17,345)
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------
Basic and diluted earnings (loss) per share:
  For continuing operations.....................................................  $    0.30  $   (0.44) $    (2.29)
  For discontinued operations...................................................      (0.31)      0.11       (0.01)
  For extraordinary item--sale of business                                            (1.04)     (0.07)     --
  For preferred dividends.......................................................     --         --           (0.05)
                                                                                  ---------  ---------  ----------
  Net loss applicable to common shares..........................................  $   (1.05) $   (0.40) $    (2.35)
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------
  Shares used to compute basic and diluted loss per share.......................      5,819      6,627       7,391
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                  FOR THE THREE YEARS ENDED SEPTEMBER 30, 1998

                                 (IN THOUSANDS)

                                                                                                                       UNREALIZED
                                                        COMMON STOCK         DEFERRED     CAPITAL IN                 APPRECIATION OF
                                                   ----------------------      STOCK       EXCESS OF   ACCUMULATED   AVAILABLE-FOR-
                                                    SHARES      AMOUNT     COMPENSATION    PAR VALUE     DEFICIT     SALE SECURITIES
                                                   ---------  -----------  -------------  -----------  ------------  ---------------
Balance, October 1, 1995.........................      5,547   $      55     $  --         $  27,584    $  (23,692)     $   7,738
  Exercise of warrants...........................         12      --            --                21        --             --
  Settlements of related party receivable........     --          --            --               815        --             --
  Conversion of convertible subordinated
    notes........................................        781           8        --             4,077        --             --
  Common stock issued in connection with
    acquisitions, net of acquisition costs.......        200           2        --             1,020        --             --
  Unrealized appreciation of available-for-sale
    securities...................................     --          --            --            --            --             (7,738)
Net loss.........................................     --          --            --            --            (6,097)
                                                   ---------  -----------  -------------  -----------  ------------        ------
Balance, September 30, 1996......................      6,540          65        --            33,517       (29,789)        --
  Exercise of warrants...........................        251           3        --               432        --             --
  Conversion of convertible subordinated
    notes........................................         70           1        --               386        --             --
  Common stock issued to pay acquisition
    costs........................................         10      --            --                44        --             --
  Net loss.......................................     --          --            --            --            (2,631)        --
                                                   ---------  -----------  -------------  -----------  ------------        ------
Balance, September 30, 1997......................      6,871          69        --            34,379       (32,420)        --
  Exercise of warrants...........................        684           7        --             3,879        --             --
  Exercise of options............................        152           1        --               830        --             --
  Conversion of convertible subordinated
    notes........................................        185           2        --             1,116        --             --
  Common stock warrants issued with preferred
    stock--
    Series A.....................................     --          --            --               435        --             --
    Series B.....................................     --          --            --               900        --             --
    Series C.....................................     --          --            --               277        --             --
  Conversion of preferred shares to common
    stock........................................        299           3        --             1,663        --             --
  Dividends paid on preferred shares-- Common
    stock:
    Series A.....................................          1      --            --                 6            (6)        --
  Additional preferred shares:
    Series A.....................................     --          --            --            --              (101)        --
    Series B.....................................     --          --            --            --              (125)        --
    Series C.....................................     --          --            --            --               (31)        --
  Cash:
    Series A.....................................     --          --            --            --               (38)        --
    Series B.....................................     --          --            --            --               (42)        --
    Deferred stock compensation..................     --          --              (215)          215        --             --
    Amortization of deferred stock
      compensation...............................     --          --                27        --            --             --
  Net loss.......................................     --          --            --            --           (17,002)        --
                                                   ---------  -----------  -------------  -----------  ------------        ------
Balance, September 30, 1998......................      8,192   $      82     $    (188)    $  43,700    $  (49,765)     $  --
                                                   ---------  -----------  -------------  -----------  ------------        ------
                                                   ---------  -----------  -------------  -----------  ------------        ------

                                                       TOTAL
                                                   SHAREHOLDERS'
                                                      EQUITY
                                                     (DEFICIT)
                                                   -------------
Balance, October 1, 1995.........................    $  11,685
  Exercise of warrants...........................           21
  Settlements of related party receivable........          815
  Conversion of convertible subordinated
    notes........................................        4,085
  Common stock issued in connection with
    acquisitions, net of acquisition costs.......        1,022
  Unrealized appreciation of available-for-sale
    securities...................................       (7,738)
Net loss.........................................       (6,097)
                                                   -------------
Balance, September 30, 1996......................        3,793
  Exercise of warrants...........................          435
  Conversion of convertible subordinated
    notes........................................          387
  Common stock issued to pay acquisition
    costs........................................           44
  Net loss.......................................       (2,631)
                                                   -------------
Balance, September 30, 1997......................        2,028
  Exercise of warrants...........................        3,886
  Exercise of options............................          831
  Conversion of convertible subordinated
    notes........................................        1,118
  Common stock warrants issued with preferred
    stock--
    Series A.....................................          435
    Series B.....................................          900
    Series C.....................................          277
  Conversion of preferred shares to common
    stock........................................        1,666
  Dividends paid on preferred shares-- Common
    stock:
    Series A.....................................       --
  Additional preferred shares:
    Series A.....................................         (101)
    Series B.....................................         (125)
    Series C.....................................          (31)
  Cash:
    Series A.....................................          (38)
    Series B.....................................          (42)
    Deferred stock compensation..................       --
    Amortization of deferred stock
      compensation...............................           27
  Net loss.......................................      (17,002)
                                                   -------------
Balance, September 30, 1998......................    $  (6,171)
                                                   -------------
                                                   -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  FOR THE THREE YEARS ENDED SEPTEMBER 30, 1998

                                 (IN THOUSANDS)

                                                                                                     1996       1997       1998
                                                                                                   ---------  ---------  ---------
Cash flows from operating activities:
  Net loss.......................................................................................  $  (6,097) $  (2,631) $ (17,002)
  Adjustments to reconcile net loss to net cash used in operating activities:
    (Income) loss from discontinued operations...................................................      1,812       (739)        73
    Depreciation and amortization................................................................      1,374      1,798      2,153
    Loss on impairment of assets.................................................................     --         --          3,100
    Amortization of deferred stock compensation..................................................     --         --             27
    Write-off of prepaid software licenses.......................................................     --          1,000     --
    Write-off of capitalized product design costs................................................     --          1,137     --
    Loss on the disposal of property and equipment...............................................     --             40        118
    Gain on sale of available-for-sale securities................................................     (5,689)    --         --
    Debt discount and deferred financing amortization............................................         95         19     --
    Provision for bad debts......................................................................        101        174        680
    Loss on sale of business.....................................................................      6,061     --         --
    Changes in operating assets and liabilities:
      Accounts receivable........................................................................       (521)    (1,471)     1,021
      Gross investment in leases.................................................................     --         (3,054)       818
      Inventories................................................................................     (1,076)     1,466        303
      Prepaid expenses...........................................................................        (25)       (65)      (494)
      Accounts payable and accrued expenses......................................................        775        930      4,551
      Deferred revenue...........................................................................        (81)        17        (43)
                                                                                                   ---------  ---------  ---------
Net cash used in operating activities of continuing operations...................................     (3,271)    (1,379)    (4,695)
                                                                                                   ---------  ---------  ---------
Net cash used in operating activities of discontinued operations.................................     (1,132)    (1,089)      (223)
                                                                                                   ---------  ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment.............................................................       (732)      (510)    (5,663)
  Purchase of prepaid software licenses..........................................................     (1,000)    --         --
  Additions to capitalized product design........................................................       (462)      (654)    --
  Net cash paid in connection with acquisitions..................................................       (195)    --         --
  Settlement of remaining obligations to owners of discontinued operations.......................       (117)    --         --
  Proceeds from sale of investment securities....................................................      7,678     --         --
  Proceeds from sale of property and equipment...................................................         --         15     --
  Other..........................................................................................         --         15         49
                                                                                                   ---------  ---------  ---------
Net cash provided by (used in) investing activities of continuing operations.....................      5,172     (1,134)    (5,614)
                                                                                                   ---------  ---------  ---------
Net cash used in investing activities of discontinued operations.................................     (2,073)       (46)      (112)
                                                                                                   ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt, net of deferred financing costs......................     --          3,665        730
  Repayment of long-term debt....................................................................        (48)      (753)    (1,363)
  Borrowings under revolving credit note.........................................................     12,802      9,685     16,089
  Net payments under revolving credit note.......................................................    (11,923)    (9,884)   (16,891)
  Net proceeds from issuance of convertible preferred stock......................................     --         --         21,208
  Proceeds from exercise of warrants.............................................................         22        435      3,886
  Proceeds from exercise of options..............................................................     --         --            831
  Proceeds from settlement of related party receivable...........................................        815     --         --
  Payment of put obligation......................................................................       (200)    --         --
  Preferred dividends paid in cash...............................................................     --         --            (80)
  Restricted cash................................................................................     --         --           (800)
  Principal repayments of capital lease obligations..............................................       (100)       (85)      (180)
                                                                                                   ---------  ---------  ---------
Net cash provided by financing activities of continuing operations...............................      1,368      3,063     23,430
Net cash provided by (used in) financing activities of discontinued operations...................       (211)       196       (319)
                                                                                                   ---------  ---------  ---------
Net increase (decrease) in cash..................................................................       (147)      (389)    12,467
Cash, beginning of period........................................................................        573        426         37
                                                                                                   ---------  ---------  ---------
Cash, end of period..............................................................................  $     426  $      37  $  12,504
                                                                                                   ---------  ---------  ---------
                                                                                                   ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS

    SoftNet Systems, Inc. and Subsidiaries (the "Company") is engaged in the business of developing, marketing, installing and servicing electronic information and document management systems that allow customers to electronically request and electronically receive information. The Company operates through three segments: document management, telecommunications, and Internet services. The document management segment designs, develops, manufactures and integrates comprehensive, non-paper based systems and components that enable the Company to deliver to its customers cost-effective solutions for the storage, indexing and/or distribution of high-volume computer generated or entered information. The telecommunications segment sells and services telephone and computer hardware manufactured by others to provide communications solutions through the design, implementation, maintenance and integration of voice, data and video communications equipment and services. Additionally, the telecommunications segment sells and installs local and long distance network services. The Internet services segment provides Internet access, World Wide Web and database development.

    On September 15, 1995, a wholly owned subsidiary of the Company merged with Kansas Communications, Inc. ("KCI"), which was the surviving corporation in the merger, pursuant to an Agreement and Plan of Reorganization dated March 24, 1995, by and between the Company and KCI (see Note 3). The transaction was accounted for as a pooling of interests for financial reporting purposes and, accordingly, the financial statements of the merged companies relating to all periods presented had previously been restated and presented on a combined basis. However, in July 1998, the Company's Board of Directors adopted a plan to discontinue operations of the telecommunications segment (see Note 17), which includes the operations of KCI. Accordingly, the operating results of the telecommunications segment have been segregated from continuing operations and reported as a separate line item on the statement of operations. The assets and liabilities of such operations have been reflected as a net asset.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The Company has sustained recurring losses and negative cash flows from operations. Over the past year, the Company's growth has been funded through a combination of private equity, bank debt and lease financings. As of December 31, 1998, the Company had approximately $3.5 million of unrestricted cash. In addition, on January 12, 1999, the Company executed an agreement with a group of institutional investors whereby the Company issued $12 million in convertible subordinated loan notes (see Note 18). The Company has also received a commitment to provide, subject to final documentation, a secured $3 million loan from a financial lender and is in negotiations with a vendor with regard to a $6 million equipment lease line. The Company believes that, as a result of this, it currently has sufficient cash and financing commitments to meet its funding requirements over the next year. However, the Company has experienced and continues to experience negative operating margins and negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company's future cash requirements for its business plan expansion will depend on a number of factors including (i) the number of cable affiliate contracts, (ii) cable modem and associated costs of equipment, (iii) the rate at which subscribers purchase the Company's Internet service offering and (iv) the level of marketing required to acquire and retain subscribers and to attain a competitive position in the marketplace. In addition, the Company may wish to selectively pursue possible acquisitions of businesses, technologies, content or

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) products complementary to those of the Company in the future in order to expand its Internet presence and achieve operating efficiencies. The Company expects to seek to obtain additional funding through the sale of public or private debt and/or equity securities or through a bank credit facility. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the Company's common stock. There can be no assurance as to the availability or terms upon which such financing might be available.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of SoftNet Systems, Inc. ("SoftNet") and its subsidiaries ("Company"). All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

    RESTATEMENTS AND RECLASSIFICATIONS

    The financial statements have been restated for the effects of the discontinued operations of the telecommunications segment. (see Note 3). Certain reclassifications have been made in the 1997 financial statements to conform with the 1998 presentation.

    USE OF ESTIMATES AND ASSUMPTIONS

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH, CASH EQUIVALENTS AND RESTRICTED CASH

    The Company considers cash equivalents to include all highly liquid financial instruments purchased with maturities of three months or less at the time of purchase to be cash equivalents.

    In 1998, the Company pledged $800,000 as collateral on a Letter of Credit relating to certain leased office space. This amount is classified as restricted cash in the consolidated balance sheet as of September 30, 1998.

    CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Credit risk is minimized as a result of the large number and diverse nature of the Company's customers. As of September 30, 1998, the Company had no significant concentrations of credit risk.

    SIGNIFICANT CUSTOMER

    For the fiscal year ended September 1996, one customer (NCR Corp.) accounted for 27% of the Company's consolidated revenue. For the fiscal year ended September 30, 1997, three separate

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) customers (Marshall & Ilsley Corp., NCR Corp. and Bell & Howell Company) accounted for 19%, 13% and 12% respectively, of the Company's consolidated revenue. For the fiscal year ended September 30, 1998, one customer (GID GmbH) accounted for 18% of the Company's consolidated revenue.

    INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

    PROPERTY AND EQUIPMENT

    Property and equipment, including leasehold improvements and property and equipment financed through capital leases, are recorded at cost. When property and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets generally three to seven years or the life of the lease, whichever is shorter.

    CAPITALIZED SOFTWARE COSTS

    Certain costs of acquired software to be sold, leased, or otherwise marketed are capitalized and amortized over the economic useful life of the related software product, which is generally five years. Net unamortized capitalized software costs, which resulted from the acquisition of MTC, are included in other non-current assets and were $592,000 and $392,000 at September 30, 1997 and 1998, respectively.

    CAPITALIZED PRODUCT DESIGN

    Capitalized product design costs include costs associated with enhancing features on existing products, prior to their introduction to the market, but after technological feasibility has been proven. Management evaluates the future realization of capitalized product design costs quarterly and writes down any amounts that management deems unlikely to be recovered through future products sales. Any amounts deemed unrecoverable are written down to the estimated recoverable amount at the time of evaluation.

    COSTS IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

    The excess of costs of acquired companies over the fair value of net assets acquired (goodwill) are amortized on a straight-line basis over 3 to 10 years. Amortization expense for fiscal 1996, 1997 and 1998 was $813,000, $1.1 million and $900,000, respectively. During fiscal 1996 the Company wrote off $3.6 million of net goodwill resulting from the sale of the non-application oriented interconnect business in Chicago, IL (see Note 6). Accumulated amortization at September 30, 1997 and 1998 was $1.9 million and $2.4 million, respectively.

    The Company assesses the recoverability of unamortized goodwill by reviewing the sufficiency of estimated future operating income and undiscounted cash flows of the related entities to cover the amortization during the remaining amortization period. If the carrying amount of goodwill is not

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) recoverable from undiscounted cash flows, amounts unrecoverable from future product sales are written down in the period in which the determination is made. In fiscal 1998, the Company reduced its carrying amount of goodwill by $3.1 million as a result of an impairment loss on the long-lived assets of the document management segment. The write-down was based on the fair value of the document management segment as determined in connection with its planned sale (see Note 18).

    INVESTMENTS IN EQUITY SECURITIES

    In 1995, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The adoption of SFAS No. 115 resulted in an increase to shareholders' equity in the fourth quarter of 1995 of $7.7 million upon the completion by IMNET Systems, Inc. of its initial public offering of common stock. Prior to this offering, there had been no public market for this common stock. At September 30, 1995, the Company's investment in marketable equity securities was classified as available-for-sale and, as a result, was stated at fair value. During fiscal 1996 the Company sold its entire holdings of IMNET Systems, Inc. and realized a gain of $5.7 million.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of the Company's debt, current and long-term, is estimated to approximate the carrying value of these liabilities based upon borrowing rates currently available to the Company for borrowings with similar terms.

    REVENUE RECOGNITION

    Revenue from the document management segment is generated from four primary sources: product sales, installations, royalty and on-going maintenance. Product sales and installation revenue are recognized upon shipment, installation, or final customer acceptance, depending on specific contract terms. Royalty revenue is recognized monthly based upon estimated maintenance fees and is subject to verification against actual fees on a semi-annual basis. Revenue from on-going maintenance is recognized as services are completed.

    Revenue from the Internet services segment is generated from initial and recurring monthly Internet access and Web and database development. Set-up fees for Internet access customers, net of related, direct and incremental costs are deferred and amortized over the estimated period of service. Monthly access fees are recognized in the month of service.

    RESEARCH AND DEVELOPMENT

    Research and development is primarily incurred by the document management segment. During fiscal 1996, 1997 and 1998, the Company expended $1.1 million, $1.8 million and $1.3 million, respectively, for research and development.

    LOSS ON IMPAIRMENT OF ASSETS

    In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recorded an impairment loss on the long-lived assets of the document management segment. The

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) trends in the document management segment indicate that the undiscounted future cash flows from this business would be less than the carrying value of the long-lived assets related to the document management segment. Accordingly, in fiscal 1998, the Company recognized an asset impairment loss of $3.1 million, all of which was reduced from the carrying value of goodwill. This loss is the difference between the carrying value of the document management segment's property and equipment, gross investment in leases to customers, other assets and goodwill and other intangibles, and the fair value of these assets based on discounted estimated future cash flows.

    INCOME TAXES

    The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the Company's financial statements or tax returns. The Company currently has substantial net operating loss carryforwards. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate realization.

    EARNINGS (LOSS) PER SHARE

    The Company adopted Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share, " in fiscal 1998. SFAS 128 requires the presentation of basic earnings per share ("EPS") and diluted EPS, for companies with potentially dilutive securities, such as options. Earnings per share for all prior periods have been restated to conform with the provisions of SFAS 128.

    Basic earnings per share is computed using the weighted average number of shares of common stock. Diluted earnings per share is computed using the weighted average number of shares of common stock and common equivalents shares outstanding during the period. Common equivalents consist of convertible preferred stock (using the if converted method) and stock options and warrants (using the treasury stock method). Common equivalents shares are excluded from the computation as their effect would have been anti-dilutive.

    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (FASB) issued FAS 130, "Reporting Comprehensive Income." This statement, effective for fiscal years beginning after December 15, 1997, would require the Company to report components of comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined by Concepts Statement No. 6, Elements of Financial Statements, as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company has not yet determined its comprehensive income.

    Also in June 1997, the FASB issued FAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement, effective for financial statements for periods beginning after December 15, 1997, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) allocate resources to segments. The adoption of FAS 131 is not expected to have a material impact on the Company's financial statements.

3.  DISCONTINUED OPERATIONS

    In July 1998, the Company's Board of Directors adopted a plan to discontinue operations of its telecommunications segment. This segment consists of the Company's wholly owned subsidiary Kansas Communications, Inc. ("KCI"), along with KCI's Milwaukee operations purchased from Executone Management Systems, Inc. Accordingly, the operating results of the telecommunications segment have been segregated from continuing operations and reported as a separate line item on the statement of operations. The assets and liabilities of such operations have been reflected as a net asset.

    The Company is in the process of negotiating the sale of these operations and expects that the sale will be completed within a twelve month period. Management does not anticipate a loss on the sale and intends to use sale proceeds to reduce outstanding indebtedness and provide additional working capital.

    KANSAS COMMUNICATIONS, INC.

    On September 15, 1995, a wholly owned subsidiary of the Company merged with Kansas Communications, Inc., pursuant to an Agreement and Plan of Reorganization dated March 24, 1995, by and between the Company and KCI. The KCI shareholders received 1.3 million shares of the Company's common stock in exchange for all of the outstanding shares of KCI. The business combination was accounted for as a pooling of interests and, accordingly, the operations of KCI had been included with the results of the Company for all periods presented. KCI is a Kansas City-based company which sells and services telephone systems, third-party computer hardware and application oriented peripheral products such as voice mail, automated attendant systems, interactive voice response (IVR) and video conferencing systems.

    On December 29, 1995, KCI acquired the Milwaukee operations of Executone Information Systems, Inc. ("Executone-Milwaukee"), in a business combination accounted for as a purchase. Executone-Milwaukee sells and services proprietary voice processing systems. The purchase price of approximately $1.9 million consisted of $100,000 of cash and a note payable for $1.8 million. The note was paid in February 1996. The operations of Executone-Milwaukee have been included in the results of the Company since December 29, 1995. As a result of the acquisition, the Company recorded costs in excess of fair value of net assets acquired of $1.8 million, an amount which is being amortized on a straight-line basis over twenty years.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

3.  DISCONTINUED OPERATIONS (CONTINUED)

    FINANCIAL INFORMATION FOR THE TELECOMMUNICATIONS SEGMENT

    Operating results of the discontinued telecommunications segment are as follows (in thousands):

                                                                        FOR THE YEARS
                                                                            ENDED
                                                                        SEPTEMBER 30,
                                                               -------------------------------
                                                                 1996       1997       1998
                                                               ---------  ---------  ---------
Revenues.....................................................  $  21,803  $  17,218  $  16,065
Income (loss) before income taxes............................     (1,812)       739        277
Provision for income taxes...................................     --         --           (350)
Net income (loss)............................................     (1,812)       739        (73)

    Interest expense allocated to the discontinued telecommunications segment totaled $377,000, $49,000 and $5,000 in fiscal 1996, 1997 and 1998 respectively.

    The provision for income taxes recorded in 1998 is related to prior period adjustments in deferred maintenance revenue for KCI.

    Assets and liabilities of the discontinued telecommunications segment are as follows at September 30 (in thousands):

                                                                               1997       1998
                                                                             ---------  ---------
Current assets:
  Cash.....................................................................  $  --      $  --
  Accounts receivable, net.................................................      1,848      1,734
  Inventories..............................................................      2,984      2,248
  Prepaid expenses.........................................................        154         36
                                                                             ---------  ---------
                                                                                 4,986      4,018
Property, plant and equipment, net.........................................        529        427
Goodwill, net..............................................................      1,759      1,663
Other noncurrent assets....................................................        217         21
                                                                             ---------  ---------
                                                                                 7,491      6,129
                                                                             ---------  ---------
Current liabilities:
  Accounts payable.........................................................      2,295      1,582
  Current portion, long term debt..........................................        328     --
  Current portion, capital lease obligation................................         23         32
  Deferred revenue.........................................................      1,336        593
                                                                             ---------  ---------
                                                                                 3,982      2,207
Long-term debt, net of current portion.....................................         20     --
Capital lease obligation, net of current portion...........................         54         47
                                                                             ---------  ---------
                                                                                 4,056      2,254
                                                                             ---------  ---------
Net assets associated with discontinued operations.........................  $   3,435  $   3,875
                                                                             ---------  ---------
                                                                             ---------  ---------

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

4.  ISP CHANNEL, INC. (FORMERLY MEDIACITY WORLD, INC.)

    On June 21, 1996, the Company acquired ISP Channel, Inc. (formerly MediaCity World, Inc.) ("ISP Channel"), in a business combination accounted for as a purchase. ISP Channel is an Internet Service Provider with operations in the San Francisco Bay Area and Reno, Nevada. The purchase price consisted of 200,000 shares of the Company's common stock valued at $5.11 per share. The operations of ISP Channel have been included in the results of the Company since June 21, 1996. As a result of the acquisition of ISP Channel, the Company recorded costs in excess of fair value of net assets acquired of $1.2 million, being amortized on a straight line basis over three years.

5.  MICROGRAPHIC TECHNOLOGY CORPORATION

    On September 15, 1995, the Company acquired Micrographic Technology Corporation ("MTC") pursuant to an Agreement and Plan of Reorganization dated March 24, 1995 in a business combination accounted for as a purchase transaction. MTC is a designer, developer, manufacturer and integrator of comprehensive, non-paper based systems and components that enable MTC to deliver to its customers cost-effective solutions for storage, indexing and/or distribution of high-volume output data streams. The MTC shareholders' received 778,000 shares of the Company's common stock valued at $6.95 per share, $1.1 million in cash and $2.8 million principal amount of the Company's debentures. The operations of MTC have been included with the results of the Company since September 16, 1995.

    The cost in excess of fair value of net assets acquired incurred in connection with the acquisition of MTC of $6.1 million is being amortized on a straight-line basis over ten years. Additionally, in connection with the acquisition of MTC, the Company incurred a one-time charge in fiscal 1995 of $5.0 million for the write-off of acquired in-process unproven technology. At the date of acquisition of MTC, the Company determined that the technological feasibility of the acquired technology was unproven and that the technology had no known future uses.

    The Company determined prior to September 30, 1998 that it is more likely than not to dispose of MTC within a one year period. The Company has received a letter of intent from a potential buyer which has been approved by the Company's Board of Directors, subject to shareholders' approval. The Company has reviewed the discounted cash flow to determine the impairment of long-lived assets resulting in an aggregate amount of $3.1 million loss which is included as part of the Company's operating results (see Note 18).

6. DIVESTITURES OF UTILIZATION MANAGEMENT ASSOCIATES, INC. AND COMMUNICATE DIRECT, INC.

    UTILIZATION MANAGEMENT ASSOCIATES, INC.

    During September 1995, the Company's Board of Directors approved a plan to rescind its November 1993 acquisition of Utilization Management Associates, Inc. ("UMA"). The plan provided for the exchange of the Company's interest in UMA for all common shares of the Company held by the former shareholders of UMA, including related put options, and the cancellation of SoftNet stock options held by the former shareholders of UMA.

    Effective November 20, 1995, the plan was executed such that the Company paid the former shareholders of UMA $200,000 in satisfaction of it's common stock put obligation and received in exchange 29,630 shares of SoftNet common stock. In addition, the Company paid approximately $300,000 in cash and notes for the termination of non-compete, employment, and earn-out agreements

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

6. DIVESTITURES OF UTILIZATION MANAGEMENT ASSOCIATES, INC. AND COMMUNICATE DIRECT, INC. (CONTINUED) and an irrevocable and unconditional release of the Company from any outstanding obligations and liabilities to UMA or the shareholders of UMA.

    COMMUNICATE DIRECT, INC.

    On October 31, 1994, the Company acquired Communicate Direct, Inc. ("CDI") in a business combination accounted for as a purchase. CDI, a Chicago-based company, sold and serviced telephone systems, third-party computer hardware and application oriented peripheral products such as voice mail, automated attendant systems, interactive voice response ("IVR") and video conferencing systems. The operations of CDI have been included with the results of the Company from November 1, 1994 until they were subsequently sold. During fiscal 1996, the Company sold a significant portion of the CDI business and, during fiscal 1997, all of the remaining operation was sold. The Company acquired all of the outstanding stock of CDI for $1.9 million, such consideration consisting of 290,858 shares of the Company's Series A Convertible Preferred Stock ("Preferred Shares") valued at $6.00 per share and cash. In April 1995, the Preferred Shares were converted into common shares on a one-to-one basis following the approval of the Company's shareholders. The acquisition price has been adjusted for settlement of an earn-out agreement and resolution of certain post-closing purchase adjustments. The cost in excess of fair value of net assets acquired incurred in connection with the acquisition of CDI of $4.2 million was originally to be amortized on a straight-line basis over ten years. As a result of the 1996 sale, the Company wrote off the unamortized balance of the goodwill which arose from the original acquisition.

    In June 1996, CDI sold its non-application oriented interconnect business located in the Chicago, Illinois metropolitan area, which at this time comprised substantially all of the business of CDI, to Next Call, Inc. ("Next Call") for a $600,000 ten year note receivable. In connection with the sale, CDI agreed to lend Next Call up to $1.0 million to fund operating losses, as defined, for the first twelve months of operations. The loan agreement required CDI to advance cash to Next Call on a monthly basis to cover operating cash short fall. Next Call was required to repay such advances when it became profitable on a cumulative basis. After the first twelve months, any amount still outstanding from Next Call was to be forgiven. As of September 30, 1996, the Company had made $189,000 in advances pursuant to this agreement. Subsequent to September 30, 1996, Next Call ceased operations.

    As a result of the sale to Next Call and the uncertainty resulting from Next Call's subsequent shut down, the Company incurred an extraordinary charge of $6.0 million for the loss on the sale of this business. This loss includes the write-off of unamortized goodwill which resulted from the initial purchase of CDI in October 1994, deferred acquisition costs associated with the purchase of CDI, severance payments, inventory, leasehold improvements, the notes receivable from Next Call and all amounts loaned to the buyer. The disposition of CDI was not contemplated at the time of the pooling with KCI. The loss resulting from the disposition of certain assets and the assumption of certain liabilities of CDI, within a two year period following a pooling of interests has been classified as an extraordinary item as required by generally accepted accounting principles. This extraordinary loss is net of taxes and the Company has not recognized an income tax benefit associated with this write-off as the Company has established a full valuation allowance for total deferred tax assets due to the uncertainty of their ultimate realization.

    During fiscal 1997, CDI sold its operations that support its Fujitsu maintenance base, as well as all other remaining assets associated with CDI, to a new company formed by John I. Jellinek, the

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

6. DIVESTITURES OF UTILIZATION MANAGEMENT ASSOCIATES, INC. AND COMMUNICATE DIRECT, INC. (CONTINUED)
Company's former president, chief executive officer and director and Philip Kenny, a former SoftNet director. The buyer acquired certain assets in exchange for a $209,000 promissory note and the assumption of current liabilities of approximately $750,000. In addition, at the closing the buyer paid off $438,000 of existing Company bank debt and entered into a sub-lease of CDI's facility in Buffalo Grove, Illinois. At the closing, the buyer merged with Telcom Midwest, LLC., and the two former directors and the other two shareholders of the merged company personally guaranteed obligations arising out of the promissory note, the sub-lease arrangement and the assumption of certain liabilities. The personal guarantees of the promissory note are several. The personal guarantees of the sub-lease are limited to $400,000 and are on a joint and several basis. The personal guarantees of assumed liabilities are on a joint and several basis but are limited to the two former directors. Concurrent with this transaction, Messrs. Jellinek and Kenny resigned from the Company's board. The Company incurred an additional loss of $486,000 on the final disposition of the assets of CDI. As was the case with the loss associated with the sale of assets to Next Call, this was accounted for as an extraordinary loss.

7.  INVENTORY AND PROPERTY AND EQUIPMENT

    The components of inventories as of September 30, 1997 and 1998 are as follows (in thousands):

                                                                               1997       1998
                                                                             ---------  ---------
Raw materials..............................................................  $     126  $      28
Work-in-process............................................................        217        408
Finished goods.............................................................        983        909
                                                                             ---------  ---------
                                                                             $   1,326  $   1,345
                                                                             ---------  ---------
                                                                             ---------  ---------

    Balances of major classes of fixed assets and allowances for depreciation at September 30, 1997 and 1998 are as follows (in thousands):

                                                                               1997       1998
                                                                             ---------  ---------
Leasehold improvements.....................................................  $     155  $   1,335
Furniture and fixtures.....................................................        276         83
Equipment..................................................................      1,566      6,603
                                                                             ---------  ---------
  Total....................................................................      1,997      8,021
Less allowance for depreciation and amortization...........................       (889)    (1,498)
                                                                             ---------  ---------
Property and equipment, net................................................  $   1,108  $   6,523
                                                                             ---------  ---------
                                                                             ---------  ---------

    Included in the above fixed assets are asset amounts representing capitalized leases of $192,000 and $1,157,000 at September 30, 1997 and 1998, respectively. The accumulated depreciation related to these assets was $60,000 and $126,000, respectively.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

8.  DEBT

    Debt is summarized as follows (in thousands):

                                                                                                1997       1998
                                                                                              ---------  ---------
Revolving Credit Note with maximum borrowings of $9.5 million bearing interest, payable monthly, at the bank's prime rate plus 1% (the bank's prime rate being 8.25% at September
  30, 1998). The note matures on January 15, 2000...........................................  $   5,900  $   5,098
Equipment Financing Agreement with a maximum borrowing limit of $3.15 million, bearing interest at the bank's prime rate plus 1% (the bank's prime rate being 8.25% at September
  30, 1998), principal and interest due in 60 monthly payments with the final payment due
  May 2002..................................................................................      2,398      1,559
Draw Note with maximum borrowings for $1.5 million bearing interest, payable monthly, at the
  bank's prime rate plus 1% (the bank's prime rate being 8.25% at September 30, 1998).......        675        737
9% Convertible Debentures due September 2000, interest payable quarterly, convertible into
  the Company's common shares at $6.75 per share............................................      2,619      1,787
5% Convertible Subordinated Debentures, due September 2002, interest payable annually,
  convertible into the Company's common stock at $8.25 per share after December 31, 1998....     --          1,444
6% Convertible Subordinated Debentures, due February 2002 with semi-annual interest
  payments, convertible into the Company's common stock at $8.10 per share..................        780        720
9% Convertible Subordinated Notes due December 1998, interest payable quarterly, subordinated to all other liabilities of the Company, convertible into the Company's
  common shares at $5.00 per share..........................................................         25     --
10% Convertible Subordinated Notes due October 1999, bearing interest, payable quarterly, at
  10% for the first two years only and no interest thereafter, subordinated to all other liabilities of the Company, convertible into the Company's common shares at $4.10 per
  share.....................................................................................        200     --
Promissory note bearing interest at 12.24%, principal and interest due in 24 monthly
  payments with final payment due October 1999..............................................        278        157
Promissory note bearing interest at 9.4%, principal and interest due in 5 quarterly payments
  with final payment due February 2000......................................................     --            372
Non-interest bearing Promissory note due July 1998 (see Note 15)............................        161        161
Promissory notes due November 1997, interest payable in arrears on each principal due date
  accruing at 8.75%.........................................................................         75     --
Other.......................................................................................     --             22
                                                                                              ---------  ---------
                                                                                                 13,111     12,057
Less current portion debt...................................................................     (1,384)    (1,821)
                                                                                              ---------  ---------
Total long-term debt........................................................................  $  11,727  $  10,236
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    The availability under the revolving credit note is subject to revisions on a monthly basis based upon available assets (as defined). The revolving credit note is collateralized by substantially all of the assets of the Company.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

8.  DEBT (CONTINUED)
    The equipment financing agreement and the draw note were obtained from the same bank as the revolving credit note and the assets collateralizing each financing facility are excluded from the collateral associated with the revolving credit note. The equipment financing agreement covers a specific lease agreement and the draw note covers certain bank approved leases. The equipment financing agreement and the draw note are both collaterized by the respective assets underlying each specific lease. The leases are initiated by the Company acting as lessor through the ordinary course of business.

    In connection with the issuance of the 10% Convertible Subordinated Notes, the Company issued warrants to purchase 297,500 shares of the Company's common stock exercisable for five years expiring in 1999 at an exercise price of $6.875 per share.

    During fiscal 1998, holders of the 9% and 10% Convertible Subordinated Notes converted $25,000 and $200,000 face amount of notes into 5,000 and 48,780 shares, respectively, of the Company's common stock. During fiscal 1997, holders of the 9% and 10% Convertible Subordinated Notes converted $50,000 and $100,000 face amount of notes into 10,000 and 24,390 shares, respectively, of the Company's common stock.

    In connection with the acquisition of MTC, the Company issued $2.9 million of its 9% Convertible Subordinated Debentures (the "MTC 9% Debentures") due September 2000. The MTC 9% Debentures are subordinated to senior indebtedness of the Company and are convertible after September 15, 1996, into the Company's common shares at $6.75 per share. The MTC 9% Debentures may be prepaid by the Company in whole or in part at face value. During fiscal 1998, $832,806 face amounts of these 9% debentures were converted into 123,377 shares of the Company's common stock. During fiscal 1997, $236,952 of these 9% debentures were converted into 35,104 shares of the Company's common stock.

    Also in connection with the acquisition of MTC, the Company assumed $1.8 million of 6% Convertible Subordinated Secured Debentures (the "Debentures") due February 2002. The Debentures are convertible into the Company's common stock at $8.10 per share. The Debentures are subject to redemption at the option of the Company at face value, provided, however, that the Company issues common share purchase warrants to purchase the same number of shares as would have been issuable if the Debentures were converted. During fiscal 1998, $60,000 face amount of these Debentures were converted into 7,407 shares of the Company's common stock.

    In fiscal 1998, the Company issued $1,443,750 principal amount of its 5% Convertible Subordinated Debentures due September 30, 2002 to Mr. R.C.W. Mauran, a beneficial owner of more than 5% of the Company's common stock, in exchange for the assignment to the Company of certain equipment leases and other consideration. The debentures are convertible into common stock of the Company at $8.25 per share, after December 31, 1998.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

8.  DEBT (CONTINUED)
    Aggregate maturities of long-term debt for each of the next five fiscal years are as follows (in thousands):

1999.....  $   1,821
2000.....      7,654
2001.....        276
2002.....      2,306
2003.....     --
           ---------
           $  12,057
           ---------
           ---------

9.  LEASE RECEIVABLES AND OBLIGATIONS

    GROSS INVESTMENT IN LEASES TO CUSTOMERS

    The Company's equipment lease transactions with its customers primarily involve the leasing of Computer Output Microfiche ("COM") equipment. Lease terms are typically for periods of 3 to 5 years. The Company typically leases its COM equipment on a "price per fiche" basis, in which monthly rents are driven by actual monthly microfiche production by the lessee. Leases contain minimum monthly rents by establishing provisions for minimum production volumes per month.

    At September 30, 1998, the Company has entered into various sales-type leases with its customers. Future minimum lease payments are as follows (in thousands):

1999................................................................  $   1,611
2000................................................................      1,048
2001................................................................        604
2002................................................................        233
2003................................................................         64
                                                                      ---------
Total future minimum lease payments.................................      3,560
  Unearned interest.................................................       (452)
  Reserve for future costs..........................................       (247)
                                                                      ---------
Present value of minimum payments...................................      2,861
  Equipment residual value..........................................        581
                                                                      ---------
Gross investment in leases..........................................  $   3,442
                                                                      ---------
                                                                      ---------

    CAPITALIZED LEASES

    The Company leases computer equipment and certain other office equipment under leases which are capital in nature. The aggregate amount of the lease payments under capitalized leases for the

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

9.  LEASE RECEIVABLES AND OBLIGATIONS (CONTINUED)
Company's continuing operations for each of the five fiscal years ending September 30 is as follows (in thousands):

1999................................................................  $     670
2000................................................................        311
2001................................................................         37
2002................................................................     --
2003................................................................     --
                                                                      ---------
Total minimum lease payments........................................      1,018
Amount representing interest........................................        (59)
                                                                      ---------
Present value of net minimum payments...............................        959
Less current portion................................................       (632)
                                                                      ---------
Capital lease obligation............................................  $     327
                                                                      ---------
                                                                      ---------

    OPERATING LEASES

    The Company has entered into operating leases for office space and manufacturing facilities. These leases provide for minimum rents. These leases generally include options to renew for additional periods. The Company's rent expense for the years ended September 30, 1996, 1997 and 1998 was $755,000, $828,000 and $760,000, respectively. The aggregate amount of the lease payments under operating leases for the Company's continuing operations for each of the five fiscal years ending September 30 is as follows (in thousands):

1999...............................................................  $   1,935
2000...............................................................      1,701
2001...............................................................      1,757
2002...............................................................      1,668
2003...............................................................      1,656
Thereafter.........................................................      3,012
                                                                     ---------
Total lease payments...............................................  $  11,729
                                                                     ---------
                                                                     ---------

10.  CHANGE IN PRODUCTS

    During fiscal 1996, the Company acquired from IMNET an exclusive worldwide manufacturing right to certain microfilm retrieval technology, partially in exchange for the prepayment of fees for 250 software licenses. Accordingly, the Company recorded a prepaid license fee of $1.0 million. As of September 30, 1998 (as well as at September 30, 1997), the transfer to the Company of the technical and manufacturing know-how for this technology has continued to be delayed. Despite the ongoing negotiation and cooperation between the parties, the Company determined there was a potential material risk in completing the transfer and getting the product to market. As a result, the Company wrote-off the prepaid license fee of $1.0 million in fiscal 1997 (see Note 15).

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

10.  CHANGE IN PRODUCTS (CONTINUED)

    Also, in fiscal 1997, the Company reevaluated the development and timely offering of its RAPID (Rapid Archiving Peripheral for Images and Documents) product. Market driven product enhancements, and the resulting technological setbacks, delayed the estimated product offering date at least one year to the second quarter of fiscal 1998. As a result, the Company wrote-off $1.1 million of capitalized product design costs associated with this product in 1997. During fiscal 1998, there has been minimal activity in the sale of this product due to continued technological setbacks which the Company is trying to resolve.

    In fiscal 1996, the Company made the decision to incorporate newer technologies into its existing core product offerings in an attempt to diversify and enhance its overall product offerings. In connection with this decision, the Company signed an agreement to distribute Lucent Technologies, Inc. products in the Chicago, Illinois metropolitan area, and incorporated a wider array of solutions from existing vendors in its other markets. As a result of this decision, and the resulting changes in its product lines, the Company incurred a one-time charge of $1.3 million. The main components of this charge were a $670,000 write-down of inventories associated with the older technologies that the Company no longer actively distributed, a $311,000 settlement with a terminated employee, and a $321,000 write-off of associated capitalized expenses, including such prepaid expenses as maintenance, warranty and professional fees which were to be amortized during 1996.

    The fiscal 1996 results of operations include a charge of $1.5 million for the write-down of certain software inventory resulting from the Company's decision to discontinue the distribution of certain imaging products in favor of others (see Note 15).

11.  INCOME TAXES

    The Company's provision for income taxes in fiscal 1998 of $350,000 relates exclusively to the operations of KCI. These amounts are included in "Loss from operations" for discontinued operations in the accompanying statement of operations due to the Company's decision to discontinue the telecommunications segment (see Note 3). The Company made no provision for income taxes for the Company's continuing businesses due to losses incurred.

    The components of deferred taxes at September 30 are as follows (in thousands):

                                                                                             1997         1998
                                                                                          -----------  -----------
                                                                                          TAX EFFECT   TAX EFFECT
                                                                                          -----------  -----------
Inventory and other operating reserves..................................................   $     170    $     352
Allowance for doubtful accounts.........................................................          35          282
Unpaid accruals.........................................................................         162          509
Deferred revenue........................................................................         503          303
Other...................................................................................          (6)         (17)
Net operating loss carryforward.........................................................       2,294        5,848
                                                                                                                            -
                                                                                          -----------  -----------
Total deferred tax asset................................................................       3,158        7,277
Valuation allowance.....................................................................      (3,158)      (7,277)
                                                                                                                            -
                                                                                          -----------  -----------
Net deferred tax asset..................................................................   $  --        $  --
                                                                                                                            -
                                                                                                                            -
                                                                                          -----------  -----------
                                                                                          -----------  -----------

    A valuation allowance was recorded as a reduction to the deferred tax assets due to the uncertainty of the ultimate realization of future benefits from such deferred taxes.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

11.  INCOME TAXES (CONTINUED)
    Net operating loss carryforwards of approximately $17.2 million are available as of September 30, 1998 to be applied against future taxable income. In addition, net operating loss carryforwards of approximately $750,000 acquired in connection with the acquisition of MTC are available to reduce recorded goodwill when utilized. The net operating loss carryforwards expire between 1999 and 2011 and are subject to certain annual limitations as a result of the changes in equity ownership.

12.  SIGNIFICANT FOURTH QUARTER EVENTS

    Operating results in the fourth quarter of fiscal 1998 include a $3.1 million loss on the impairment of the assets of the document management segment (see Note 2).

13.  STOCK OPTIONS AND WARRANTS

    AMENDED 1995 LONG-TERM INCENTIVE PLAN

    The Company's Amended 1995 Long-Term Incentive Plan (the "Incentive Plan") is an equity incentive program for officers and other employees of the Company or its subsidiaries and the non-employee members of the Company's Board of Directors (the "Board"). A total of 1,500,000 shares of common stock have been authorized for issuance over the term of the Incentive Plan, but no participant may receive awards for more than 200,000 shares of common stock per fiscal year. The Incentive Plan will be administered by either the Board or the Compensation Committee of the Board.

    Awards under the Incentive Plan may, in general, be made in the form of stock option grants, stock appreciation rights, restricted stock awards or performance shares. Each stock option grant will have an exercise price not less than the fair market value of the option shares on the grant date and will generally become exercisable in three successive equal annual installments over the optionee's period of continued service with the Company.

    As of September 30, 1998, options for 1,300,767 shares of common stock were outstanding under the Incentive Plan, of which 382,954 option shares were vested. A total of 149,332 shares of common stock had been issued, and 49,901 shares of common stock remained available for future option grants and other awards under the Incentive Plan. As of September 30, 1998, no stock appreciation rights, restricted share awards or performance shares were outstanding under the Incentive Plan.

    EMPLOYEE STOCK OPTION PLAN

    The Company's Employee Stock Option Plan (the "Option Plan") is an equity incentive program which has been established for the employees of Micrographic Technology Corporation. A total of 40,000 shares of common stock have been authorized for issuance over the term of the Option Plan, but no participant may be granted stock options for more than 4,000 shares of common stock. The Option Plan is administered by the Compensation Committee of the Company's Board of Directors.

    All options granted under the Option Plan will have an exercise price per share equal to the fair market value of the option shares on the grant date and will be designed to qualify as incentive stock options under the federal tax laws. Each granted option will become exercisable for the option shares in a series of three successive equal annual installments over the optionee's period of continued service with Micrographic Technology Corporation. The options will not be assignable or transferable except by will or the laws of inheritance following the optionee's death, and in the event the Company is acquired by merger or sale of substantially all of its assets, each outstanding option will be either be assumed by

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

13.  STOCK OPTIONS AND WARRANTS (CONTINUED)
the successor corporation or replaced by the successor corporation with an option with substantially the same economic value.

    As of September 30, 1998, options for 19,358 shares of common stock were outstanding under the Option Plan, of which all were vested. A total of 3,208 shares of common stock had been issued, and no shares of common stock remained available for future options grants under the Option Plan.

    NON-PLAN CONSULTANT STOCK OPTIONS

    During the year ended September 30, 1998, the Company's Board of Directors approved the grant of stock options to an independent consultant to purchase an aggregate of 50,000 shares of its common stock. These options have an exercise price of $10.19 and as of September 30, 1998, none of these options shares were vested. As a result, the Company has recorded $215,000 in deferred compensation which will be amortized to expense over the three-year vesting period of the options. A total of $27,000 has been amortized to expense for the fiscal year ended September 30, 1998. These options were not issued as part of any of the Company's registered Stock Option Plans.

    COMMON STOCK WARRANTS

    During fiscal year 1998, the Company issued warrants to purchase an aggregate of 566,250 shares of its common stock in association with three separate rounds of financing through the issuance of its convertible preferred stock (see Note 14). These warrants have a weighted average exercise price of $10.42. In addition, the Company recognized and honored its commitment to issue a warrant to purchase 10,309 shares of its common stock in association with a financing arrangement dating back to 1994. This warrant contained an exercise price of $4.85 and was exercised via a cashless exercise provision into 7,182 shares in August 1998.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

13.  STOCK OPTIONS AND WARRANTS (CONTINUED)
    The following table summarizes the outstanding options and warrants to purchase shares of common stock for the three years ended September 30, 1998:

                                                                       OUTSTANDING WARRANTS             OUTSTANDING
                                            OUTSTANDING OPTIONS      -------------------------     OPTIONS AND WARRANTS
                                        ---------------------------                WEIGHTED     ---------------------------
                                                       WEIGHTED                     AVERAGE                    WEIGHTED
                                                        AVERAGE                    EXERCISE                     AVERAGE
                                          SHARES    EXERCISE PRICE     SHARES        PRICE        SHARES    EXERCISE PRICE
                                        ----------  ---------------  ----------  -------------  ----------  ---------------
Outstanding as of September 30,
  1995................................     215,000     $    8.28      1,334,650    $    5.03     1,549,650     $    5.48
  Granted.............................     574,000     $    8.27         --           --           574,000     $    8.27
  Exercised...........................      --            --            (12,500)   $    1.75       (12,500)    $    1.75
  Canceled............................    (422,833)    $    8.25       (118,750)   $    4.04      (541,583)    $    7.33
                                        ----------                   ----------                 ----------
Outstanding as of September 30,
  1996................................     366,167     $    8.30      1,203,400    $    5.16     1,569,567     $    5.89
  Granted.............................     400,000     $    5.00         --           --           400,000     $    5.00
  Exercised...........................      --            --           (251,000)   $    1.75      (251,000)    $    1.75
  Canceled............................    (283,215)    $    4.95         --           --          (283,215)    $    4.95
                                        ----------                   ----------                 ----------
Outstanding as of September 30,
  1997................................     482,952     $    5.14        952,400    $    6.06     1,435,352     $    5.75
  Granted.............................   1,143,533     $    8.07        576,559    $   10.32     1,720,092     $    8.82
  Exercised...........................    (152,540)    $    5.47       (683,941)   $    5.81      (836,481)    $    5.75
  Canceled............................    (103,820)    $    6.76        (12,619)   $    2.52      (116,439)    $    6.30
                                        ----------                   ----------                 ----------
Outstanding as of September 30,
  1998................................   1,370,125     $    7.42        832,399    $    9.27     2,202,524     $    8.12
                                        ----------                   ----------                 ----------
                                        ----------                   ----------                 ----------

    On November 15, 1996, the Compensation/Stock Option Committee approved a stock option repricing program to provide employee option holders additional opportunity and incentive to achieve business plan goals. A total of 297,000 options held by employees on that date were repriced to $4.94 per share, which was the market price on such date. All other terms of the options remained the same and, accordingly, there was no change to the vesting or term of any option.

    The Board of Directors took similar action earlier in the year on February 28, 1996, when it elected to reduce the exercise price on 117,000 options held by employees to $8.25 per share, the market price on the day the board took such action. All other terms of the options remained the same and, accordingly, there was no change to the vesting or term of any option.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

13.  STOCK OPTIONS AND WARRANTS (CONTINUED)
    The following table summarizes information regarding stock options outstanding at September 30, 1998:

                                     OUTSTANDING OPTIONS              VESTED OPTIONS
                            -------------------------------------  --------------------
                                           AVERAGE
                                          REMAINING    WEIGHTED               WEIGHTED
                                         CONTRACTUAL    AVERAGE                AVERAGE
                                            LIFE       EXERCISE               EXERCISE
RANGE OF EXERCISE PRICES      SHARES       (YEARS)       PRICE      SHARES      PRICE
--------------------------  -----------  -----------  -----------  ---------  ---------
$ 4.94--$ 6.88............      874,625        8.78    $    6.17     392,312  $    5.94
$ 7.19--$ 9.75............      237,800        9.52    $    8.67      --         --
$10.00--$13.94............      257,700        9.65    $   10.68      10,000  $   13.94
                            -----------                            ---------
$ 4.94--$13.94............    1,370,125        9.07    $    7.45     402,312  $    6.14
                            -----------                            ---------
                            -----------                            ---------

    During fiscal 1997, the Company was required to adopt Statement of Financial Standards No. 123, Accounting for Stock-Based Compensation (FAS 123), which encourages entities to adopt a fair value based method of accounting for stock based compensation plans in place of the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), for all arrangements under which employees receive shares of stock or other equity instruments of the employer.

    As allowed by FAS 123, the Company will continue to apply the provisions of APB 25 in accounting for its stock based employee compensation arrangements, and will disclose the pro forma net loss and loss per share information in its footnotes as if the fair value method suggested in FAS 123 had been applied.

    Had compensation cost for the Company's LTIP been determined based on the fair value at grant date for awards in fiscal 1998, 1997 and 1996 consistent with the provisions of FAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                                                     1996       1997        1998
                                                                                   ---------  ---------  ----------
Net loss applicable to common shares, as reported................................  $  (6,097) $  (2,631) $  (17,345)
Net loss applicable to common shares, pro forma..................................     (6,348)    (3,207)    (18,889)
Basic and diluted loss per common share, as reported.............................      (1.05)      (.40)      (2.35)
Basic and diluted loss per common share, pro forma...............................      (1.09)      (.48)      (2.56)

    The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option pricing model with the following average assumptions for the year ended September 30:

                                                                  1997       1998
                                                                ---------  ---------
Volatility....................................................         58%        63%
Risk-free interest rate.......................................       6.10%      5.28%
Dividend yield................................................     --         --
Expected lives................................................          4          4
Weighted average fair value...................................  $    4.26  $    4.62

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

14.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Outstanding redeemable convertible preferred stock at September 30, 1998 consists of the following (in thousands, except share data):

 REDEEMABLE CONVERTIBLE PREFERRED STOCK
  30,000 SHARES AUTHORIZED, $0.10 PAR
                 VALUE
----------------------------------------
           SHARES ISSUED   PROCEEDS NET
                AND        OF ISSUANCE
SERIES      OUTSTANDING       COSTS
---------  -------------  --------------
A........        3,101      $    4,600
B........       10,125           9,500
C........        7,531           7,108
D........       --              --
                ------         -------
                20,757      $   21,208
                ------         -------
                ------         -------

    ISSUANCE

    Since December 31, 1997, the Company has issued three series of its 5% convertible preferred stock denominated Series A Convertible Preferred Stock (the "Series A Preferred Stock"), Series B Convertible Preferred Stock (the "Series B Preferred Stock") and Series C Convertible Preferred Stock (the "Series C Preferred Stock"). In addition, the Company has agreed to issue, pursuant to a mutually binding stock purchase agreement, a fourth series of its 5% convertible preferred stock denominated Series D Convertible Preferred Stock (the "Series D Preferred Stock") with the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, the ("Preferred Stock"). In connection with the issuance of the 5% Preferred Stock, the Company has also issued (or, in the case of the Series D Preferred Stock, agreed to issue) warrants to purchase its common stock (the "Preferred Warrants").

    Each series of the Preferred Stock has similar rights and privileges, and each share of the Preferred Stock has a par value of $0.10 and a face amount of $1,000. The Preferred Stock is convertible into the number of shares of common stock determined by dividing the face amount of the Preferred Stock being converted by the applicable conversion price.

    On December 31, 1997, the Company issued to RGC International Investors, LDC ("RGC"), 5,000 shares of its Series A Preferred Stock and warrants to purchase 150,000 shares of common stock (the "Series A Warrants") for an aggregate purchase price of $5,000,000. $435,000 of the purchase price has been allocated to the value of the Series A Warrants. The sale was arranged by Shoreline Pacific Institutional Finance, the Institutional Division of Financial West Group ("SPIF"), which received a fee of $250,000 plus warrants to purchase 20,000 shares of common stock, which are exercisable at $6.625 and expire on December 31, 2000.

    On May 28, 1998, the Company issued to RGC and Shoreline Associates I, LLC ("Shoreline"), 9,000 and 1,000 shares, respectively, of its Series B Preferred Stock and warrants to purchase 180,000 and 20,000 shares, respectively, of common stock (the "Series B Warrants") for an aggregate purchase price of $10,000,000. $900,000 of the purchase price has been allocated to the value of the Series B Warrants. The sale was arranged by SPIF, which received a fee of $500,000 plus warrants to purchase 50,000 shares of common stock, which are exercisable at $11.00 and expire on May 28, 2002.

    On August 31, 1998, the Company issued to RGC 7,500 shares of its Series C Preferred Stock and warrants to purchase 93,750 shares of common stock (the "Series C Warrants") for an aggregate

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

14. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED) purchase price of $7,500,000. $277,000 of the purchase price has been allocated to the value of the Series C Warrants. The sale was arranged by SPIF, which received a fee of $375,000 plus warrants to purchase 26,250 shares of common stock, which are exercisable at $7.50 and expire on August 31, 2002.

    Also on August 31, 1998, the Company entered into a stock purchase agreement whereby the Company agreed, subject to certain conditions, including common stock shareholder approval, to issue to RGC 7,500 shares of its Series D Preferred Stock and warrants to purchase 93,750 shares of common stock (the "Series D Warrants") for an aggregate purchase price of $7,500,000. As of September 30, 1998, the Company has not issued the Series D Preferred Stock and the Series D Warrants. This stock purchase agreement was arranged by SPIF, which received warrants to purchase 26,250 shares of common stock, which are exercisable at $7.50 and expire on August 31, 2002. The exercise of these warrants is contingent upon the issuance of the Series D Preferred Stock, at which time SPIF will receive an additional fee of $375,000. If the closing of the Series D Preferred Stock has not occurred by September 1, 1999, the warrants issued in conjunction with the Series D Preferred Stock shall automatically expire.

    USE OF PROCEEDS

    Proceeds from the sale of the Preferred Stock and the Preferred Warrants are being used to fund the expenditures incurred in the continuing expansion of the Company's Internet segment, particularly the ISP Channel service, and for general corporate purposes. Such expenditures include procuring the equipment necessary to deliver high-speed, cable based Internet services to subscribers, hiring additional personnel and expanding its associated sales and marketing efforts.

    DIVIDENDS

    The Holders of the Preferred Stock are entitled to receive dividends at a rate of 5% per annum, payable quarterly, at the Company's option, in cash or additional shares of the applicable series of Preferred Stock. Unpaid dividends are cumulative. Any accrued and unpaid dividends are payable only in the event of a liquidation, dissolution or winding up of the Company. In addition, the Holders of the Series B Preferred Stock are entitled to receive dividends of 10% per annum in the event they are unable to convert their Series B Preferred Stock because such conversions would result in greater than 19.99% of the common stock being issued upon conversion of the Series B, unless stockholder approval is obtained authorizing such conversions.

    As of September 30, 1998, the Company had issued an additional 101 shares of Series A Preferred Stock, 125 shares of Series B Preferred Stock and 31 shares of Series C Preferred Stock as dividends.

    CONVERSION PRICES

    The stated value of each series of outstanding preferred stock is $1,000 per share. The actual number of shares of common stock issuable upon conversion of each series of Preferred Stock will be determined by the following formula:

    (The aggregate stated value of the shares of preferred stock thus being converted at $1,000 per share)
                                   DIVIDED BY
  (The applicable conversion price of the series of the preferred stock being converted).

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

14.  REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
    The conversion price of the Series A Preferred Stock is equal to the lower of $8.28 per share and the lowest consecutive two day average closing price of the common stock during the 20 day trading period immediately prior to such conversion.

    Prior to February 28, 1999, the conversion price of the Series B Preferred Stock is equal to $13.20 per share. Thereafter, the conversion price of the Series B Preferred Stock is equal to the lower of $13.20 per share and the lowest five day average closing price of the common stock during the 20 day trading period immediately prior to such conversion.

    Prior to May 31, 1999, the conversion price of the Series C Preferred Stock is equal to $9.00 per share. Thereafter, the conversion price of the Series C Preferred Stock is equal to the lower of $9.00 per share and the lowest five day average closing price of the common stock during the 30-day trading period immediately prior to such conversion.

    The conversion price of the Series D Preferred Stock (the "Series D Conversion Price") will initially be a price equal to 120% of the average closing bid price of the common stock on the five days prior to the date the Series D Preferred Stock is issued (the "Initial Series D Conversion Price"). On the nine month anniversary of such issuance, the Series D Conversion Price will be the lower of the Initial Series D Conversion Price and a five day average market price within the 30-day trading period immediately prior to conversion, subject to adjustment upon certain conditions.

    CONVERSION

    A holder of the Series A Preferred Stock or the Series B Preferred Stock cannot convert its Series A Preferred Stock or Series B Preferred Stock in the event such conversion would result in its beneficially owning more than 4.99% of the Company's common stock, (not including shares underlying the Series A Preferred Stock or the Series A Warrants for the Series A Preferred Stock conversions, or the Series B Preferred Stock or the Series B Warrants for the Series B Preferred Stock conversions), but they may waive this prohibition by providing the Company a notice of election to convert at least 61 days prior to such conversion. Similarly, a holder of the Series C Preferred Stock or Series D Preferred Stock cannot convert its Series C Preferred Stock or Series D Preferred Stock in the event such conversion would result in beneficially owning more than 4.99% of the Company's common stock (not including shares underlying the Series C Preferred Stock or the Series C Warrants for the Series C Preferred stock conversion or the shares underlying the Series D Preferred Stock or the Series D Warrants for the Series D Preferred stock conversions). Notwithstanding this limitation, the holders of the Preferred Stock cannot convert into an aggregate of more than 19.99% of the Company's common stock without the approval of the Company's common shareholders or the American Stock Exchange. In addition, the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock each cannot convert into more than 2,000,000 shares of common stock. As of September 30, 1998, assuming that the holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock attempt to convert into the maximum number of shares of common stock available, the total cash payments would be $11,699,171 after adjustment for the conversion of the remaining 3,101 shares of the Company's outstanding Series A Preferred Stock subsequent to year end.

    The rules of the American Stock Exchange (the "AMEX") require us to obtain common stock shareholder or AMEX approval to issue more than 20% of the Company's outstanding common stock. Shares of common stock issued upon conversion of the Preferred Stock or exercise of the Preferred Warrants would count toward this 20%. As such, the AMEX rule operates as a further restriction on

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

14. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED) the ability of the holders of the Preferred Stock and the Preferred Warrants to convert their preferred stock or exercise their warrants.

    During April 1998, the Company issued a combined total of 299,946 shares of common stock, pursuant to the conversion of 2,000 shares of the Series A Preferred Stock. The Series A Preferred Stock, including accrued dividends, was converted into common shares at the conversion price of $6.69 per share.

    Subsequent to the year ended September 30, 1998, the Company issued a combined total of 413,018 shares of common stock, pursuant to the conversion of the remaining 3,101 shares of the Company's outstanding Series A Preferred Stock. The Series A Preferred Stock, including accrued dividends, was converted into common shares at the conversion price of $7.56 per share.

    VOTING RIGHTS

    Holders of the Preferred Stock do not have voting rights, except for certain protective provisions relating to changes in the rights of holders of the Preferred Stock or otherwise required by law. Consent of a majority in interest of each effected series of the Preferred Stock is required prior to (i) changing the rights or privileges of such series; (ii) creating any new class or series of stock with preferences above or on par with those of such series; (iii) increasing the authorized number of such series; (iv) any act which would result in a negative tax consequence to the holders of such series pursuant to Section 305 of the Internal Revenue Code.

    PRIORITY

    Each series of the Preferred Stock is pari passu with each other series of Preferred Stock, and ranks senior to the common stock as to dividends, distributions and distribution of assets upon liquidation, dissolution or winding up of the Company.

    LIQUIDATION

    In the event of any liquidation, dissolution or winding up of the Company, holders of the Preferred Stock will be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, an amount equal to the liquidation value per share of the Preferred Stock, but only after and subject to the payment in full of all amounts required to be distributed to the holders of any other capital stock of the Company ranking in liquidations senior to such Preferred Stock, but before any payment will be made to the holders of the common stock. Certain mergers or consolidations of the Company into or with another corporation or the sale of all or substantially all of the assets of the Company may be deemed to be a liquidation of the Company triggering the rights of the holders of the Preferred Stock.

    REDEMPTION

    Each series of the Preferred Stock is subject to redemption upon certain circumstances, including the Company's (i) failure to convert the Preferred Stock when required and in the proper manner, (ii) lapse of effectiveness of the registration statement covering the common stock underlying the Preferred Stock, and (iii) suspension of the common stock from trading on the AMEX, New York Stock Exchange or NASDAQ. In addition, the Series B Preferred Stock is subject to redemption in the event the Company breaches the registration rights agreement pursuant to which the common stock

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

14. REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED) underlying the Series B Preferred Stock was registered with the Commission; and the Series C (and Series D if issued) is subject to redemption in the event the Company breaches the stock purchase agreement pursuant to which the Series C Preferred Stock was issued or the registration rights agreement pursuant to which the common stock underlying the Series C Preferred Stock was registered with the Commission.

    The Company will have the right to redeem the Series A Preferred Stock on or after December 31, 1998 at a price equal to the greater of 130% of its face value or the market price multiplied by the number of shares of common stock into which the Convertible Preferred can be converted. The Company will have the right to redeem the Series B Preferred Stock on the earlier of an underwritten public offering of at least $10,000,000 or November 28, 1999 at a price equal to the greater of (i) 120% of its face value plus accrued but unpaid dividends or
(ii) the market price of the common stock multiplied by the number of shares of common stock into which the Series B Preferred Stock can be converted. The Company will have the right to redeem the Series C Preferred Stock on or after the earlier of (i) an underwritten public offering or a Rule 144A offering in the amount of at least $10,000,000, or (ii) February 29, 2000, at a price equal to 110% of its face value if such redemption is made prior to September 1, 1999 and 120% of the face value thereafter. Once issued, the Company will have the right to redeem the Series D Preferred Stock on or after the earlier of (i) an underwritten public offering or a Rule 144A offering in the amount of at least $10,000,000, or (ii) the eighteen-month anniversary of the date of its issuance at a price equal to 110% of its face value if such redemption is made in the first 12 months that the Series D Preferred Stock is outstanding and 120% of the face value thereafter.

    In the event of a change in control of the Company, including consolidations, mergers, the sale of substantially all of the Company's assets, and transactions in which 50% or more of the voting power of the Company is disposed of, the 5% Preferred Stock is subject to redemption in cash.

    MATURITY

    The Company, in its sole discretion, must either redeem or convert the 5% Preferred Stock on the three year anniversaries of issuance (the "Maturity Date"). The Company's ability to convert the 5% Preferred Stock on the Maturity Date is subject to (i) shareholder approval in the event such conversion (aggregated with all previous conversions of the 5% Preferred Stock) would result in the issuance of more than 19.99% of the outstanding common stock as of December 31, 1997 and (ii) the shares of common stock issuable upon such conversion being authorized, registered and eligible for trading over AMEX or NASDAQ. In the event shareholder approval is not obtained, or the common stock issuable upon such conversion is not authorized, registered and eligible for trading over the AMEX or NASDAQ, then the Company must redeem the 5% Preferred Stock in cash. The Maturity Date of the Series B Preferred Stock is May 29, 2001. The Maturity Date of the Series C Preferred Stock is August 31, 2001.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

14.  REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

    THE PREFERRED WARRANTS TO PURCHASE COMMON STOCK

    The Preferred Warrants have a term of four years, and are currently exercisable. The Preferred Warrants contain certain anti-dilution provisions and permit cashless exercise. The Company can call the Series B Warrants and the Series C Warrants any time after the first year anniversary of their issuance, but only in the event the market price of the common stock over the twenty days prior to such call is 150% of the exercise price of the warrants being called. The Series A Warrants have an exercise price of $7.95 per share and expire on December 31, 2001. The Series B Warrants have an exercise price of $13.75 per share and expire on May 28, 2002. The Series C Warrants have an exercise price of $9.375 per share and expire on August 31, 2002. The exercise price of the Series D Warrants will be 125% of the market price of the common stock on the date of issuance, and will expire four years after such issuance.

15.  RELATED PARTY TRANSACTIONS

    As of September 30, 1994, the Company was owed $4.2 million plus accrued interest by Ozite Corporation (Ozite). A Director of the Company and the former Chairman of the Board held substantial interests in Ozite. Due to uncertainties about collecting these funds, this receivable, which dates back to 1988, was written off and charged against earnings during fiscal 1991. Accordingly no amount related to this receivable is recorded on the Company's consolidated financial statements. On July 26, 1995, Ozite shareholders approved a merger of Ozite with Pure Tech with Pure Tech being the surviving corporation. As a condition of the merger, Ozite was required to secure a general release from the Company and to surrender certain securities in satisfaction of the amount owed to the Company. As a result, the Company received 311,000 shares of Pure Tech common stock, 267,000 shares of Artra Group Incorporated (ARTRA) common stock and 932 shares of Artra Preferred Stock. Subsequently, the Company sold all 311,025 shares of Pure Tech for net proceeds of $1.0 million, which was recorded as a capital contribution during fiscal 1995. During fiscal 1996, the remaining securities were sold for net proceeds of $815,000, which was recorded as a capital contribution.

    During fiscal 1997, CDI sold its operations that support its Fujitsu maintenance base in the Chicago metropolitan area to a new company formed by John I. Jellinek, the Company's former president, chief executive officer, and director and Philip Kenny, a former SoftNet director. The buyer acquired certain assets in exchange for a $209,000 promissory note and the assumption of current liabilities of approximately $750,000. In addition, at the closing the buyer paid off $438,000 of Company bank debt and entered into a sub-lease of CDI's facility in Buffalo Grove, Illinois. At the closing, the buyer merged with Telcom Midwest, LLC., and the two former directors and the other two shareholders of the merged company personally guaranteed obligations arising out of the promissory note, the sub-lease arrangement and the assumption of certain liabilities. The personal guarantees of the promissory note are several. The personal guarantees of the sub-lease are limited to $400,000 and are on a joint and several basis. The personal guarantees of assumed liabilities are on a joint and several basis but are limited to the two former directors. Concurrent with this transaction, Messrs. Jellinek and Kenny resigned from the Company's board.

    In June 1996, the Company acquired the exclusive worldwide manufacturing rights to IMNET's MegaSAR Microfilm Jukebox and completed and amended its obligations under a previous agreement. The Company issued a $2.9 million note for prepaid license fees, software inventory, the manufacturing rights, and certain other payables. Approximately $2.5 million was paid on this note during the fourth

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

15.  RELATED PARTY TRANSACTIONS (CONTINUED)
quarter of fiscal 1996. Subsequently, in fiscal 1997, the outstanding $410,000 promissory note was further reduced by $249,000, and a new promissory note in the face amount of $161,000 was executed.

    In July 1997, due to a delay in the transfer to the Company of the technical and manufacturing know-how for the MegaSAR product, the Company and IMNET further amended the June 1996 Agreement. In an attempt to facilitate the technology transfer, the Company accepted an order from IMNET for the first 14 MegaSAR units to be manufactured by the Company. A portion of the payment for these initial units would be applied against the outstanding promissory note. The transfer of the technology and the parts needed for production was to have occurred no later than September 1, 1997.

    As of September 30, 1997, the transfer to the Company of the technical and manufacturing know-how for this product offering has continued to be delayed. Despite the ongoing negotiation and cooperation between the two parties, the Company determined there was a potential material risk in completing the technology transfer and getting the product to market. As a result, in fiscal 1997, the Company recorded a one-time charge of $1.0 million to write-off the associated prepaid licenses. The Company is currently negotiating with IMNET to either complete the transfer or seek an alternative solution. In association with these ongoing negotiations, the maturity date of the Company's $161,000 promissory note has been indefinitely extended.

    During fiscal 1996, the Company decided to discontinue its plans for distributing the IMNET microfilm retrieval software in favor of another software developer's product. As a result, the Company recorded a one-time charge of $1.5 million to write-off software inventory which is included under the caption costs associated with change in product lines and other in the accompanying consolidate statements of operations.

    During fiscal 1996, the Company sold its entire holdings in IMNET for net proceeds of $7.7 million. Accordingly, the Company recorded a gain on sale of the securities of $5.7 million.

    On January 2, 1998, the Company issued $1,443,750 principal amount of its 5% Convertible Subordinated Debentures due September 30, 2002 to Mr. R. C. W. Mauran, a beneficial owner of more than 5% of the Company's common stock, in exchange for the assignment to the Company of certain equipment leases and other consideration. The debentures are convertible into common stock of the Company, at $8.25 per share, after December 31, 1998.

    On May 29, 1998, the Company issued to RGC International Investors and Shoreline Associates I, LLC, 9,000 and 1,000 shares, respectively, of its Series B Preferred Stock and warrants to purchase 180,000 and 20,000 shares, respectively, of common stock, for an aggregate purchase price of $10,000,000. The warrants issued in connection with the Series B Preferred Stock have an exercise price of $13.75 per share. On December 31, 1998, RGC International Investors and Shoreline Associates I, LLC owned 9,226.40 and 1,025.16 shares, respectively, of Series B Preferred Stock as a result of payment of additional shares of Series B Preferred Stock as dividends, which was all of the Series B Preferred Stock outstanding as of such date (see Note 18). Sean Doherty, a director of the Company, is an owner of Shoreline Associates I, LLC.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

16.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                        1996       1997       1998
                                                                      ---------  ---------  ---------
                                                                              (IN THOUSANDS)
Cash paid during the year for:
  Interest..........................................................  $   1,730  $   1,220  $   1,330
Non-cash investing and financing activities:
  Common stock issued for acquisitions..............................      1,022     --         --
  Common stock issued for the conversion of subordinated notes......      4,077        387      1,118
  Common stock issued for the conversion of preferred stock.........     --         --          1,666
  Value assigned to common warrants issued upon the issuance of
    preferred stock.................................................                            1,612
  Convertible debt issued for acquisition of equipment leases.......     --         --          1,444
  Preferred dividends paid with the issuance of--
    Additional preferred stock......................................     --         --            257
    Common stock....................................................     --         --              6
  Equipment acquired by capital lease...............................         89         83        965
    Note received in sale of a portion of CDI's operations..........     --            209     --
    Common stock issued to pay acquisition costs....................     --             44     --

17.  SEGMENT INFORMATION

    The Company operates principally in three industry segments: document management, telecommunications and Internet services. The Company's acquisition of MTC in September, 1995, significantly broadened its operations in the document management industry. Prior to the acquisition, the Company's document management operations were not material. Although the Company acquired ISP Channel, an Internet service provider, in June of 1996, its revenue and results of operations in fiscal 1996 were immaterial. In July 1998, the Company decided to discontinue its telecommunications

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

17.  SEGMENT INFORMATION (CONTINUED)
operations and therefore, the data relating to this segment is included as discontinued. Note 3 provides segment data for telecommunications.

                                                                AS OF AND FOR THE YEARS ENDED
                                                                        SEPTEMBER 30,
                                                               -------------------------------
                                                                 1996       1997       1998
                                                               ---------  ---------  ---------
                                                                       (IN THOUSANDS)
Net sales:
  Document management........................................  $  19,417  $  20,330  $  13,042
  Internet services..........................................        167        988      1,018
                                                               ---------  ---------  ---------
                                                               $  19,584  $  21,318  $  14,060
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------
Income (loss) from continuing operations before income taxes:
  Document management........................................  $    (227 (c) $     572(b) $  (5,653)(a)
  Internet services..........................................     --         (1,152)    (8,272)
  Other......................................................      2,003(d)    (2,304)    (3,004)
                                                               ---------  ---------  ---------
                                                               $   1,776  $  (2,884) $ (16,929)
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------
Identifiable assets:
  Document management........................................  $  14,426  $  15,049  $  10,070
  Discontinued business......................................      8,373      7,491      6,129
  Internet services..........................................     --          1,364      7,443
  Corporate..................................................      1,467        473     13,167
  Other......................................................      1,320     --         --
                                                               ---------  ---------  ---------
                                                               $  25,586  $  24,377  $  36,809
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------
Depreciation and amortization expense:
  Document management........................................  $     958  $   1,263  $   1,148
  Internet services..........................................     --            458        921
  Corporate..................................................        306         76         84
  Other......................................................        110          1     --
                                                               ---------  ---------  ---------
                                                               $   1,374  $   1,798  $   2,153
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------
Capital expenditures:
  Document management........................................  $     614  $     137  $     647
  Internet services..........................................     --            361      5,014
  Corporate..................................................        100         11          2
  Other......................................................         18          1     --
                                                               ---------  ---------  ---------
                                                               $     732  $     510  $   5,663
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

------------------------

(a) Includes $3.1 million charge for impairment of assets.

(b) Includes $2.1 million charge for costs associated with change in product line and other.

(c) Includes $1.5 million charge for costs associated with change in product.

(d) Includes $5.7 million gain on sale of available-for-sale securities.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

18.  SUBSEQUENT EVENTS

    On November 5, 1998, the Company entered into a letter of intent to sell MTC for $5.125 million and on November 9, 1998, the Company entered into a letter of intent to sell KCI for $6.6 million. In both cases, deposits of $100,000 were paid to the Company on execution of the letters of intent and, in the case of the sale of MTC, such deposit is non-refundable. The purchase price for MTC is anticipated to be $5.125 million (including the $100,000 non-refundable deposit). The balance of $5.025 million will be paid at closing in readily available funds. The purchase price for KCI is anticipated to be $6 million (including the $100,000 deposit) and the issuance to the Company of 60,000 shares of common stock of the purchaser, Convergent Communications, Inc. At closing, the Company expects to receive $3.4 million in readily available funds and two 12-month 8% notes for an aggregate amount of $2.5 million.

    In aggregate, the sale of both MTC and KCI represents a substantial change in the business of the Company and, as such, requires shareholder approval. While KCI has been treated as a discontinued operation since July 27, 1998, and while management of the Company intends to dispose of MTC, the Company has continued to treat MTC as a continuing business pending such shareholder approval of its sale.

    On November 22, 1998, the Company entered into a definitive agreement to acquire all of the outstanding capital stock of Intelligent Communications, Inc. The transaction will close upon Federal Communications Commission approval of the transfer of Intellicom's licenses to the Company. Such approval is expected to occur in the second quarter of fiscal 1999. The agreed purchase price comprises (i) a cash component of $500,000 payable at closing, (ii) a promissory note in the amount of $1 million due one year after closing (and payable in cash or in the Company's common stock at the option of the sellers), (iii) a promissory note in the amount of $2 million due two years after closing (and payable in cash or in the Company's common stock at the option of the Company),
(iv) the issuance of 500,000 shares of the Company's common stock (adjustable upwards after one year in certain circumstances), and (v) a demonstration bonus of $1 million payable on the first anniversary of the closing, if certain milestones are met, in cash or shares of the Company's common stock at the option of the Company.

    During November 1998, the Company issued a combined total of 413,018 shares of common stock, pursuant to the conversion of the remaining 3,101 shares of the Company's outstanding Series A Preferred Stock. The Series A Preferred Stock, including accrued dividends, was converted into common shares at the conversion price of $7.56 per share.

    During the quarter ended December 31, 1998, the Company declared a dividend on both its outstanding Series B Preferred Stock and its outstanding Series C Preferred Stock, payable on December 31, 1998 to the respective stockholders of record at the close of business on December 28, 1998. For the Series B Preferred Stock, these dividends, payable at a rate of 5%, were paid at the Company's option in the form of 126.56 additional shares of the Company's Series B Preferred Stock. For the Series C Preferred Stock, these dividends, payable at a rate of 5%, were paid at the Company's option in the form of 94.14 additional shares of the Company's Series C Preferred Stock.

    On January 12, 1999, the Company executed an agreement with a group of institutional investors whereby the Company issued $12 million in convertible subordinated loan notes. These notes bear an interest rate of 9% per year and mature in 2001. In connection with these notes, the Company issued to these investors an aggregate of 300,000 warrants. These warrants, which have an exercise price of $17 per warrant, expire in 2003.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                 AS OF SEPTEMBER 30, 1998 AND DECEMBER 31, 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                      SEPTEMBER 30,
                                                                                          1998
                                                                                      -------------  DECEMBER 31,
                                                                                                         1998
                                                                                                     ------------
                                                                                                     (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash..............................................................................    $  12,504     $    4,329
  Accounts receivables, net.........................................................        3,105          3,819
  Current portion of gross investment in leases.....................................        1,579          1,239
  Inventories.......................................................................        1,345          1,195
  Prepaid expenses..................................................................          882          1,146
                                                                                      -------------  ------------
    Total current assets............................................................       19,415         11,728
Restricted cash.....................................................................          800            800
Property and equipment, net.........................................................        6,523          9,880
Gross investment in leases, net of current portion..................................        1,863          1,717
Other assets........................................................................        1,124          1,089
Costs in excess of fair value of net assets acquired, net...........................          955            683
Net assets associated with discontinued operations..................................        3,875          3,813
                                                                                      -------------  ------------
                                                                                        $  34,555     $   29,710
                                                                                      -------------  ------------
                                                                                      -------------  ------------
                               LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                            AND SHAREHOLDERS' DEFICIT
Current liabilities:
  Accounts payable and accrued expenses.............................................    $   9,423     $   10,862
  Current portion of long-term debt.................................................        1,821          1,855
  Current portion of capital leases.................................................          632            913
  Deferred revenue..................................................................          100            173
                                                                                      -------------  ------------
    Total current liabilities.......................................................       11,976         13,803
                                                                                      -------------  ------------
Long-term debt, net of current portion..............................................       10,236          9,430
                                                                                      -------------  ------------
Capital lease obligations, net of current portion...................................          327            518
                                                                                      -------------  ------------
Commitments and contingencies

Redeemable convertible preferred stock, $.10 par value 25,000 shares authorized,
  20,757 and 17,877 shares issued and outstanding at September 30, and December 31,
  respectively......................................................................       18,187         15,754
                                                                                      -------------  ------------
Shareholders' deficit:
  Preferred stock, $.10 par value, 3,975,000 shares authorized, none issued and
    outstanding.....................................................................       --             --
  Common stock, $.01 par value, 25,000,000 shares authorized, 8,191,550 and
    8,631,087 shares outstanding, respectively......................................           82             86
  Deferred stock compensation.......................................................         (188)          (303)
  Capital in excess of par value....................................................       43,700         46,653
  Accumulated deficit...............................................................      (49,765)       (56,231)
                                                                                      -------------  ------------
    Total shareholders' deficit.....................................................       (6,171)        (9,795)
                                                                                      -------------  ------------
                                                                                        $  34,555     $   29,710
                                                                                      -------------  ------------
                                                                                      -------------  ------------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                  (UNAUDITED)

                                                                                                 1997       1998
                                                                                               ---------  ---------
Net sales....................................................................................  $   2,875  $   4,296
Cost of sales................................................................................      2,249      2,967
                                                                                               ---------  ---------
  Gross profit...............................................................................        626      1,329
                                                                                               ---------  ---------
Operating expenses:
  Selling....................................................................................        557      3,009
  Engineering................................................................................        581      1,146
  General and administrative.................................................................      1,178      2,862
  Amortization of goodwill and transaction costs.............................................        322        322
                                                                                               ---------  ---------
    Total operating expenses.................................................................      2,638      7,339
                                                                                               ---------  ---------
Loss from continuing operations..............................................................     (2,012)    (6,010)
Other income (expense):
  Interest expense...........................................................................       (330)      (569)
  Other income...............................................................................         72        217
                                                                                               ---------  ---------
Loss from continuing operations before income taxes..........................................     (2,270)    (6,362)
Provision for income taxes...................................................................     --         --
                                                                                               ---------  ---------
Loss from continuing operations before discontinued operations...............................     (2,270)    (6,362)
Income (loss) from discontinued operations...................................................       (108)       139
                                                                                               ---------  ---------
Net loss.....................................................................................     (2,378)    (6,223)
Preferred dividends..........................................................................     --           (243)
                                                                                               ---------  ---------
Net loss applicable to common shares.........................................................  $  (2,378) $  (6,466)
                                                                                               ---------  ---------
                                                                                               ---------  ---------
Basic and diluted earnings (loss) per share:
  Continuing operations......................................................................  $   (0.33) $   (0.76)
  Discontinued operations....................................................................      (0.01)      0.02
  Preferred dividends........................................................................     --          (0.03)
                                                                                               ---------  ---------
  Net loss applicable to common shares.......................................................  $   (0.34) $   (0.77)
                                                                                               ---------  ---------
                                                                                               ---------  ---------
  Shares used to compute basic and diluted earnings (loss) per share.........................      6,941      8,374
                                                                                               ---------  ---------
                                                                                               ---------  ---------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE THREE MONTHS ENDED DECEMBER 31, 1998 AND 1997

                                 (IN THOUSANDS)

                                  (UNAUDITED)

                                                                                                    1997       1998
                                                                                                  ---------  ---------
Cash flows from operating activities:
  Net loss......................................................................................  $  (2,378) $  (6,223)
    Adjustments to reconcile net loss to net cash used in operating activities:
      (Income) loss from discontinued operations................................................        108       (139)
      Depreciation and amortization.............................................................        469        850
      Amortization of deferred stock compensation...............................................     --             30
      Provision for bad debts...................................................................         10         60
      Changes in operating assets and liabilities:
        Accounts receivable.....................................................................        270       (774)
        Gross investment in leases..............................................................        244        486
        Inventories.............................................................................       (102)       150
        Prepaid expenses........................................................................       (152)      (264)
        Accounts payable and accrued expenses...................................................        439      1,439
        Deferred revenue........................................................................        312         73
                                                                                                  ---------  ---------
Net cash used in operating activities of continuing operations..................................       (780)    (4,312)
                                                                                                  ---------  ---------
Net cash provided by operating activities of discontinued operations............................         54        222
                                                                                                  ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment............................................................        (76)    (3,084)
  Other.........................................................................................         --       (100)
                                                                                                  ---------  ---------
Net cash used in investing activities of continuing operations..................................        (76)    (3,184)
                                                                                                  ---------  ---------
Net cash used in investing activities of discontinued operations................................        (26)       (12)
                                                                                                  ---------  ---------
Cash flows from financing activities:
  Repayment of long-term debt...................................................................       (424)      (439)
  Borrowings under revolving credit note........................................................      2,017      8,697
  Payments under revolving credit note..........................................................       (475)    (9,030)
  Additional costs of issuance of convertible preferred stock...................................     --            (54)
  Net proceeds from issuance of convertible preferred stock.....................................      4,600     --
  Restricted cash...............................................................................     (4,600)    --
  Proceeds from exercise of warrants............................................................         42        190
  Capitalized lease obligations paid............................................................        (15)      (245)
                                                                                                  ---------  ---------
Net cash provided by (used in) financing activities of continuing operations....................      1,145       (881)
                                                                                                  ---------  ---------
Net cash used in financing activities of discontinued operations................................       (304)        (8)
                                                                                                  ---------  ---------
Increase (decrease) in cash.....................................................................         13     (8,175)
Cash, beginning of period.......................................................................         37     12,504
                                                                                                  ---------  ---------
Cash, end of period.............................................................................  $      50  $   4,329
                                                                                                  ---------  ---------
                                                                                                  ---------  ---------
Cash paid during the period for:
  Interest......................................................................................  $     420  $     308
  Income taxes..................................................................................     --         --
Supplemental non-cash transactions
  Common stock issued for the conversion of preferred stock.....................................     --          2,600
  Common stock issued for the conversion of subordinated notes..................................        208     --
  Value assigned to common warrants issued upon the issuance of preferred stock.................        435     --
  Preferred dividends paid with the issuance of--
    Additional preferred stock..................................................................     --            221
    Common stock................................................................................     --             22
  Equipment acquired by capital lease...........................................................     --            717
  Deferred compensation associated with the issuance of common stock options....................     --            146

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

    The financial information, except for the balance sheet as of September 30, 1998, included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the condensed consolidated statements of financial position, results of operations and cash flows as of and for the interim periods ended December 31, 1998 and 1997.

    The Company's annual report on Form 10-K/A for the fiscal year ended September 30, 1998, as filed with the Securities and Exchange Commission, should be read in conjunction with the accompanying Condensed Consolidated Financial Statements. The Condensed Consolidated Balance Sheet as of September 30, 1998 was derived from the Company's audited Consolidated Financial Statements.

    The results of operations for the three months ended December 31, 1998 are based in part on estimates that may be subject to year-end adjustments and are not necessarily indicative of the results to be expected for the full year.

    The financial statements for the three months ended December 31, 1997 have been restated for the effects of the discontinued operations of the telecommunications segment (see Note 2). Certain reclassifications have been made to conform with the current presentation.

2.  DISCONTINUED OPERATIONS

    In July 1998, the Company's Board of Directors adopted a plan to discontinue operations of its telecommunications segment. This segment consists of the Company's wholly owned subsidiary Kansas Communications, Inc. ("KCI"), along with KCI's Milwaukee operations purchased from Executone Management Systems, Inc. Accordingly, the operating results of the telecommunications segment have been segregated from continuing operations and reported as a separate line item on the statement of operations. The assets and liabilities of such operations have been reflected as a net asset.

    On February 12, 1999, KCI was sold to Convergent Communications Services, Inc. for an aggregate purchase price of approximately $6.3 million, subject to adjustment in certain events. Proceeds from the sale consist of cash, notes and shares of Convergent Communications Services, Inc.'s parent company common stock (see Note 6).

    Operating results of the discontinued telecommunications segment are as follows for the three months ended December 31 (in thousands):

                                                                               1997       1998
                                                                             ---------  ---------
Revenues...................................................................  $   3,949  $   3,633
Income (loss) before income taxes..........................................       (108)       194
Provision for income taxes.................................................     --            (55)
Net income (loss)..........................................................       (108)       139

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

2.  DISCONTINUED OPERATIONS (CONTINUED)
    Assets and liabilities of the discontinued telecommunications segment are as follows (in thousands):

                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                      1998           1998
                                                                  -------------  -------------
Current assets:
  Cash..........................................................    $  --          $  --
  Accounts receivable, net......................................        1,734          1,847
  Inventories...................................................        2,248          2,490
  Prepaid expenses..............................................           36             99
                                                                       ------         ------
                                                                        4,018          4,436
Property, plant and equipment, net..............................          427            398
Goodwill, net...................................................        1,663          1,639
Other noncurrent assets.........................................           21             22
                                                                       ------         ------
                                                                        6,129          6,495
                                                                       ------         ------
Current liabilities:
  Accounts payable..............................................        1,582          1,710
  Current portion, capital lease obligation.....................           32             30
  Deferred revenue..............................................          593            901
                                                                       ------         ------
                                                                        2,207          2,641
Capital lease obligation, net of current portion................           47             41
                                                                       ------         ------
                                                                        2,254          2,682
                                                                       ------         ------
Net assets associated with discontinued operations..............    $   3,875      $   3,813
                                                                       ------         ------
                                                                       ------         ------

3.  DEBT

    Long-term debt is summarized as follows (in thousands):

                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                      1998           1998
                                                                  -------------  ------------
Bank debt.......................................................    $   7,416     $    6,667
Convertible subordinated notes..................................        3,951          3,951
Other...........................................................          690            667
                                                                  -------------  ------------
                                                                       12,057         11,285
Less current portion............................................       (1,821)        (1,855)
                                                                  -------------  ------------
                                                                    $  10,236     $    9,430
                                                                  -------------  ------------
                                                                  -------------  ------------

4.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On November 23, 1998 and November 24, 1998, the Company issued an aggregate of 413,018 shares of common stock pursuant to the conversion of the remaining 3,100.78 shares of the Company's outstanding Series A Convertible Preferred Stock. The Series A Convertible Preferred

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

4.  REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
Stock, including accrued dividends, was converted into common shares at the conversion price of $7.56 per share.

    During the quarter ended December 31, 1998, the Company declared a dividend on both its outstanding Series B Convertible Preferred Stock and its outstanding Series C Convertible Preferred Stock, payable on December 31, 1998 to the respective stockholders of record at the close of business on December 28, 1998. Dividends for the Series B Convertible Preferred Stock, payable at a rate of 5%, were paid at the Company's option in the form of 126.56 additional shares of the Company's Series B Preferred Stock. Dividends for the Series C Convertible Preferred Stock, payable at a rate of 5%, were paid at the Company's option in the form of 94.14 additional shares of the Company's Series C Convertible Preferred Stock.

5.  STOCK OPTIONS AND WARRANTS

    The following table summarizes the outstanding options and warrants to purchase shares of common stock for the three months ended December 31, 1998:

                                                                                            OUTSTANDING
                                    OUTSTANDING OPTIONS       OUTSTANDING WARRANTS      OPTIONS AND WARRANTS
                                  ------------------------  ------------------------  ------------------------
                                               WEIGHTED                  WEIGHTED                  WEIGHTED
                                                AVERAGE                   AVERAGE                   AVERAGE
                                               EXERCISE                  EXERCISE                  EXERCISE
                                   SHARES        PRICE       SHARES        PRICE       SHARES        PRICE
                                  ---------  -------------  ---------  -------------  ---------  -------------
Outstanding as of September 30,
  1998..........................  1,370,125    $    7.42      832,399    $    9.27    2,202,524    $    8.12
  Granted.......................     65,000    $    7.38       --           --           65,000    $    7.38
  Exercised.....................     --           --          (26,519)   $    7.39      (26,519)   $    7.39
  Canceled......................    (20,700)   $    6.88         (905)   $    6.63      (21,605)   $    6.87
                                  ---------                 ---------                 ---------
Outstanding as of December 31,
  1998..........................  1,414,425    $    7.45      804,975    $    9.33    2,219,400    $    8.13
                                  ---------                 ---------                 ---------
                                  ---------                 ---------                 ---------

6.  SUBSEQUENT EVENTS

    On January 12, 1999, the Company executed an agreement with a group of institutional investors whereby the Company issued $12 million in convertible subordinated loan notes. These notes bear an interest rate of 9% per year and mature in 2001. These notes are convertible into the Company's common stock with an initial conversion price of $17.00 per share until July 1, 1999 and, thereafter, at the lower of $17.00 per share and the lowest five-day average closing bid price of the Company's common stock during the 30-day trading period ending one day prior to the applicable conversion date. In connection with these notes, the Company issued to these investors warrants to purchase an aggregate of 300,000 shares of the Company's common stock. These warrants, which have an exercise price of $17 per share, expire in 2003.

    On February 5, 1999, a single holder of the Company's 9% Convertible Subordinated Debentures due September 2000 converted a debenture in the face amount of $401,516 into 59,483 shares of the Company's common stock. These 9% debentures have a conversion price of $6.75 per share of common stock.

                     SOFTNET SYSTEMS, INC. AND SUBSIDIARIES

6.  SUBSEQUENT EVENTS (CONTINUED)
    On February 9, 1999, the Company completed the purchase of Intelligent Communications, Inc. The purchase price was comprised of: (i) a cash component of $500,000, less payment of certain expenses, paid at closing; (ii) a promissory note in the amount of $1.0 million due one year after closing; (iii) a promissory note in the amount of $2.0 million due two years after closing;
(iv) the issuance of 500,000 shares of the Company's common stock (adjustable upwards after one year in certain circumstances); (v) a demonstration bonus of $1.0 million payable in cash or shares of the Company's common stock at the Company's option within one year after closing if certain conditions are met; and (vi) the issuance of additional shares of the Company's common stock issuable upon the first, second and third anniversaries of the closing, valued at a total of $3,500,000.

    On February 12, 1999, Kansas Communications, Inc. was sold to Convergent Communications Services, Inc. ("Convergent Communications") for an aggregate purchase price of approximately $6.3 million subject to adjustment in certain events. Convergent Communications paid $100,000 in cash in November 1998 upon execution of the letter of intent to purchase and paid the remainder of the purchase price on the closing date as follows: (i) $1.4 million in cash; (ii) 30,000 shares of Convergent Communications' parent company common stock with an agreed value of approximately $300,000 ($10.00 per share); (iii) a promissory note in the amount of $2.0 million which is payable on July 1, 1999 and bears simple interest at the rate of eleven percent per annum; (iv) a promissory note in the amount of $1.0 million which is payable on the date that is 12 months following the closing date and bears simple interest at the rate of eight percent per annum; and (v) a promissory note in an amount of $1.5 million which is payable on the date which is 12 months following the closing date, bears simple interest at the rate of eight percent per annum and is subject to mandatory prepayment in certain events.

BACK INSIDE COVER

[GRAPHIC: ISP Channel Locale Partners:

trademarks for the following companies:

Zip2-TM- Yellow Pages; excite; prevue; Accuweather; Inktomi; DoubleClick; when.com; Spinner; Caucus; Intershop Communications; Tribal Voice-TM-; AtYourOffice.com; ZY Web; ZD University; and City Auction]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF THE COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    5
Use of Proceeds...........................................................   29
Capitalization............................................................   30
Price Range of Common Stock and Dividend Policy...........................   32
Dilution..................................................................   33
Selected Consolidated Historical Financial Data...........................   34
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   35
Business..................................................................   57
Management................................................................   80
Principal Shareholders....................................................   84
Description of Capital Stock..............................................   87
Description of Certain Indebtedness.......................................   89
Underwriting..............................................................   91
Legal Matters.............................................................   93
Experts...................................................................   93
Where You Can Find More Information.......................................   93
Index to Consolidated Financial Statements................................  F-1

                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 BT ALEX. BROWN
                                   BANCBOSTON
                               ROBERTSON STEPHENS
                               CIBC WORLD MARKETS
                            WIT CAPITAL CORPORATION
                                AS E-MANAGER-TM-

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following are the expenses (estimated except for the SEC and NASD registration fees) for the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.

SEC registration fee..............................................  $  19,063
NASD Filing Fee...................................................      7,357
Blue Sky fees and expenses........................................      3,000
Fees and expenses of counsel......................................    400,000
Fees and expenses of accountants..................................    125,000
Fees and expenses of e-manager....................................    100,000
Printing fees.....................................................    150,000
Listing fees......................................................     17,500
Transfer agent fees...............................................     12,000
Miscellaneous expenses............................................     16,080
                                                                    ---------
  Total...........................................................  $ 850,000
                                                                    ---------
                                                                    ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The New York Business Corporation Law and the bylaws of the registrant provide for indemnification of directors and officers for expenses (including reasonable amounts paid in settlement) incurred in defending actions brought against them.

    Our certificate of incorporation provides that no contract or other transaction between the corporation and any other corporation shall be affected or invalidated by the fact that any one or more of our directors is or are interested in or is a director or officer, or are directors or officers, of such other corporation, and any director or directors, individually or jointly, may be a party or parties to or may be interested in any contractor transaction of ours, or in which we are interested, and no contract, act or transaction of ours with any person or persons, firms or corporations shall be affected or invalidated by the fact that any director or directors of ours is a party or are parties to, or interested in, such contract, act or transaction, or in any way connected with such person or persons, firms or corporations, and each and every person who may become a director of ours is hereby relieved from any liability that might otherwise exist from contracting with us for the benefit of himself or any firm or corporation in which he may be in anyway interested.

    Our bylaws provide that we may indemnify any person made, or threatened to be made, a party to a civil or criminal action or proceeding (other than one by or in our right to procure a judgment in its favor), by reason of the fact that he was a director or officer of ours, or serves another entity in any capacity at the request of us, against judgments, fines, settlement amounts and reasonable expenses, including actual and necessary attorneys' fees, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other entity, not opposed to, the best interest of us, and, in criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful ("Good Faith"). The termination of any such action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act in Good Faith.

    Under our bylaws, a person who has been successful, on the merits or otherwise, in the defense of an action or proceeding described above shall be entitled to indemnification. Except as provided in immediately preceding sentence, any indemnification under the above paragraph or otherwise permitted by Section 721 of the New York Business Corporation Law, unless ordered by a court of competent jurisdiction, shall be made by us, only if authorized in the specific case:

    - by the Board of Directors acting by a quorum consisting of disinterested directors; or

    - if a quorum is not obtainable or a quorum of disinterested directors so directs, by the Board, upon the opinion of independent legal counsel that indemnification is proper in the circumstances, or by the shareholders.

    Under our Bylaws, we may indemnify any person made, threatened or threatened to be made, a party to an action by or in our right to procure a judgment in its favor by reason of this fact that he is or was a director or officer of ours, or is or was serving at our request as a director or officer of any other entity against amounts paid in settlement and reasonable expenses, including actual and necessary attorneys, fees, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other entity, not opposed to, our best interest, except, that no indemnification under this paragraph shall be made in respect of:

    - a threatened action, or a pending action if settled or otherwise disposed of; or

    - any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines that the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

    Under our bylaws, we have the power to purchase and maintain insurance to satisfy our indemnification obligations hereunder, or to indemnify directors and officers in instances in which they may not otherwise be indemnified by us under certain circumstances. No insurance may provide for any payment, other than the cost of defense, to or on behalf of any director or officer:

    - if it is established that his acts were committed in bad faith or with deliberate dishonesty, were material to the cause of the adjudicated action, or that he personally and illegally gained a financial profit or other advantage; or

    - in relation to any risk, the insurance of which is prohibited under New York state insurance law.

    Under our bylaws, the indemnification and advancement of expenses shall not be deemed the exclusive right of any other rights to which a director or officer may be entitled, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally and illegally gained a financial profit or other advantage. No indemnification, advancement or allowance shall be made in any circumstances if:

    - the indemnification would be inconsistent with a provision of our certificate of incorporation, bylaws, Board or shareholders resolutions, an agreement or other proper corporate action, that is in effect at the time of the accrual of the alleged cause of action, which prohibits or limits indemnification; or

    - the court states that indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in a court-approved settlement.

    If any amounts are paid by indemnification, otherwise than by court order or action by the shareholders, we shall mail to our voting shareholders, a statement describing the terms of the indemnification and any corporate action taken with respect to the indemnification.

    We maintain directors and officers liability insurance covering all of our directors and officers against claims arising out of the performance of their duties.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                                 DESCRIPTION OF EXHIBIT
---------  ---------------------------------------------------------------------------------
  1.0****  Form of Underwriting Agreement
   3.1(+ ) Restated Certificate of Incorporation.
   3.2     Bylaws, as amended. (Incorporated herein by reference to Exhibit 3.2 to SoftNet's
             Annual Report on Form 10-K for the year ended September 30, 1993).
   4.1(+ ) Article Third of Registrant's Restated Certificate of Incorporation

 EXHIBIT
 NUMBER                                 DESCRIPTION OF EXHIBIT
---------  ---------------------------------------------------------------------------------
  5.1****  Opinion of Brobeck, Phleger & Harrison LLP
 15.1(+++) Review Report by Sarah A. Tull, CPA, of financial statements as of and for the year ended December 31, 1995 for Intelligent Communications, Inc.
 23.1****  Consent of Brobeck, Phleger & Harrison LLP (included as part of Exhibit 5.1).
  23.2*    Consent of PricewaterhouseCoopers, LLP
 23.3****  Consent of Blanding, Boyer & Rockwell, L.L.P.
 23.4****  Consent of Sarah A. Tull, CPA
 24.1****  Powers of Attorney (included on signature page of the Registration Statement).
  99.1(++) Common Stock Purchase Warrant Certificate issued to RGC International Investors,
             LDC dated August 31, 1998 (Series C).
  99.2(++) Common Stock Purchase Warrant Certificate issued to Shoreline Pacific Equity,
             Ltd. dated August 31, 1998 (Series C).
  99.3(++) Common Stock Purchase Warrant Certificate issued to Steven M. Lamar dated August
             31, 1998 (Series C).
  99.4(++) Securities Purchase Agreement by and among SoftNet and the Buyers (as defined therein), dated as of August 31, 1998 (Series C and Series D).
  99.5(++) Registration Rights Agreement by and among SoftNet and the Initial Investors (as defined therein) dated as of August 31, 1998 (Series C and Series D).
  99.6(++) Escrow Agreement by and among SoftNet, the Buyers (as defined therein), Shoreline
             Pacific Institutional Finance and the Escrow Holder (as defined therein), dated as of August 31, 1998 (Series C).
  99.7(++) Common Stock Purchase Warrant Certificate issued to Shoreline Pacific Equity,
             Ltd. dated August 31, 1998 (Series D).
  99.8(++) Common Stock Purchase Warrant Certificate issued to Steven M. Lamar dated August
             31, 1998 (Series D).
  99.9**   Securities Purchase Agreement by and among SoftNet and the Buyers (as defined therein), dated as of May 28, 1998 (Series B).
  99.10**  Registration Rights Agreement by and among SoftNet and the Initial Investors (as defined therein), dated as of May 28, 1998 (Series B).
  99.11**  Escrow Agreement by and among the Buyers (as defined therein), Shoreline Pacific
             Institutional Finance and the Escrow Holder (as defined therein), dated as of
             May 28, 1998 (Series D).
  99.12**  Form of Common Stock Purchase Warrant Certificate issued to purchasers of the
             Series B Preferred Stock, dated May 28, 1998.
  99.13**  Form of Common Stock Purchase Warrant Certificate issued to assignees of
             Shoreline Pacific Institutional Finance, dated May 28, 1998 (Series B).
 99.14(++) List of recipients of Common Stock Purchase Warrants issued in connection with
             Series B Preferred Stock transaction.
 99.15***  Securities Purchase Agreement by and among SoftNet and the Buyers (as defined therein), dated as of December 31, 1997 (Series A).
 99.16***  Registration Rights Agreement by and among SoftNet and the Initial Investors (as defined therein), dated as of December 31, 1997 (Series A).
 99.17***  Escrow Agreement by and among the Buyers (as defined therein), Shoreline Pacific
             Institutional Finances and the Escrow Holder (as defined therein), dated as of
             December 31, 1997 (Series A).
 99.18***  Form of Common Stock Purchase Warrant Certificate issued to purchasers of the
             Series A Preferred Stock, dated December 31, 1997.
 99.19***  Form of Common Stock Purchase Warrant Certificate issued to assignees of
             Shoreline Pacific Institutional Finance, dated December 31, 1997 (Series A).

 EXHIBIT
 NUMBER                                 DESCRIPTION OF EXHIBIT
---------  ---------------------------------------------------------------------------------
 99.20(++) List of recipients of Common Stock Purchase Warrants issued in connection with
             Series A Preferred Stock transaction.
 99.21(++) Action by Written Consent of the Sole Holder of the Series E Convertible
             Preferred Stock of SoftNet Systems, Inc.

------------------------

(+ )  Incorporated herein by reference to Softnet's Registration Statement on
    Form S-3 (No. 333-65593)

(++ ) Incorporated herein by reference to Additional Exhibits of SoftNet's
    Registration Statement on Form S-3 (No. 333-65593)

(+++) Incoporated herein by reference to Softnet's Form 8-K/A, dated March 12,
    1999.

*   Filed herewith.

** Incorporated herein by reference to Additional Exhibits of the SoftNet's Form 8-K dated January 12, 1998

*** Incorporated herein by reference to Additional Exhibits of SoftNet's
    Registration Statement on Form S-3 (No. 333-45335)

****Filed previously.

ITEM 17. UNDERTAKINGS.

    1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    3.  The undersigned registrant hereby undertakes that:

        (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Francisco, California on March 30, 1999.

                                SOFTNET SYSTEMS, INC.

                                By:           /s/ DOUGLAS S. SINCLAIR
                                     -----------------------------------------
                                                Douglas S. Sinclair
                                              CHIEF FINANCIAL OFFICER

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint, jointly and severally, Dr. Lawrence B. Brilliant and Douglas S. Sinclair, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------


     /s/ RONALD I. SIMON
------------------------------  Chairman of the Board         March 30, 1999
       Ronald I. Simon

     /s/ DR. LAWRENCE B.
          BRILLIANT             Vice Chairman of the
------------------------------    Board, President and        March 30, 1999
  Dr. Lawrence B. Brilliant       Chief Executive Officer

       /s/ IAN B. AARON         Vice President, President
------------------------------    of ISP Channel, Inc. and    March 30, 1999
         Ian B. Aaron             Director

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

   /s/ DOUGLAS S. SINCLAIR
------------------------------  Chief Financial Officer       March 30, 1999
     Douglas S. Sinclair

                                                              March 30, 1999

     /s/ MARK A. PHILLIPS
------------------------------  Treasurer and Chief           March 30, 1999
       Mark A. Phillips           Accounting Officer

    /s/ EDWARD A. BENNETT
------------------------------  Director                      March 30, 1999
      Edward A. Bennett

     /s/ SEAN P. DOHERTY
------------------------------  Director                      March 30, 1999
       Sean P. Doherty

  /s/ ROBERT C. HARRIS, JR.
------------------------------  Director                      March 30, 1999
    Robert C. Harris, Jr.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                              DESCRIPTION OF EXHIBIT
----------  ------------------------------------------------------------------------------------------------------
   1.0****  Form of Underwriting Agreement
   3.1(+)   Restated Certificate of Incorporation.
   3.2      Bylaws, as amended. (Incorporated herein by reference to Exhibit 3.2 to SoftNet's Annual Report on
            Form 10-K for the year ended September 30, 1993).
   4.1(+)   Article Third of Registrant's Restated Certificate of Incorporation
   5.1****  Opinion of Brobeck, Phleger & Harrison L.L.P.
 15.1(+++)  Review Report by Sarah A. Tull, CPA, of financial statements as of and for the year ended December 31,
            1995 for Intelligent Communications, Inc.
  23.1****  Consent of Brobeck, Phleger & Harrison L.L.P. (included as part of Exhibit 5.1)
  23.2*     Consent of PricewaterhouseCoopers, L.L.P.
  23.3****  Consent of Blanding, Boyer & Rockwell L.L.P.
  23.4****  Consent of Sarah A. Tull, CPA
  24.1****  Powers of Attorney (included on signature page of the Registration Statement).
  99.1(++)  Common Stock Purchase Warrant Certificate issued to RGC International Investors, LDC dated August 31,
            1998 (Series C).
  99.2(++)  Common Stock Purchase Warrant Certificate issued to Shoreline Pacific Equity, Ltd. dated August 31,
            1998 (Series C).
  99.3(++)  Common Stock Purchase Warrant Certificate issued to Steven M. Lamar dated August 31, 1998 (Series C).
  99.4(++)  Securities Purchase Agreement by and among SoftNet and the Buyers (as defined therein), dated as of
            August 31, 1998 (Series C and Series D).
  99.5(++)  Registration Rights Agreement by and among SoftNet and the Initial Investors (as defined therein)
            dated as of August 31, 1998 (Series C and Series D).
  99.6(++)  Escrow Agreement by and among SoftNet, the Buyers (as defined therein), Shoreline Pacific
            Institutional Finance and the Escrow Holder (as defined therein), dated as of August 31, 1998 (Series
            C).
  99.7(++)  Common Stock Purchase Warrant Certificate issued to Shoreline Pacific Equity, Ltd. dated August 31,
            1998 (Series D).
  99.8(++)  Common Stock Purchase Warrant Certificate issued to Steven M. Lamar dated August 31, 1998 (Series D).
  99.9**    Securities Purchase Agreement by and among SoftNet and the Buyers (as defined therein), dated as of
            May 28, 1998 (Series B).
  99.10**   Registration Rights Agreement by and among SoftNet and the Initial Investors (as defined therein), dated as of May 28, 1998 (Series B).
  99.11**   Escrow Agreement by and among the Buyers (as defined therein), Shoreline Pacific Institutional Finance and the Escrow Holder (as defined therein), dated as of May 28, 1998 (Series D).
  99.12**   Form of Common Stock Purchase Warrant Certificate issued to purchasers of the Series B Preferred
            Stock, dated May 28, 1998.
  99.13**   Form of Common Stock Purchase Warrant Certificate issued to assignees of Shoreline Pacific
            Institutional Finance, dated May 28, 1998 (Series B).
 99.14(++)  List of recipients of Common Stock Purchase Warrants issued in connection with Series B Preferred
            Stock transaction.
  99.15***  Securities Purchase Agreement by and among SoftNet and the Buyers (as defined therein), dated as of
            December 31, 1997 (Series A).
  99.16***  Registration Rights Agreement by and among SoftNet and the Initial Investors (as defined therein), dated as of December 31, 1997 (Series A).
  99.17***  Escrow Agreement by and among the Buyers (as defined therein), Shoreline Pacific Institutional
            Finances and the Escrow Holder (as defined therein), dated as of December 31, 1997 (Series A).

EXHIBIT
NUMBER                                              DESCRIPTION OF EXHIBIT
----------  ------------------------------------------------------------------------------------------------------
  99.18***  Form of Common Stock Purchase Warrant Certificate issued to purchasers of the Series A Preferred
            Stock, dated December 31, 1997.
  99.19***  Form of Common Stock Purchase Warrant Certificate issued to assignees of Shoreline Pacific
            Institutional Finance, dated December 31, 1997 (Series A).
 99.20(++)  List of recipients of Common Stock Purchase Warrants issued in connection with Series A Preferred
            Stock transaction.
 99.21(++)  Action by Written Consent of the Sole Holder of the Series E Convertible Preferred Stock of SoftNet
            Systems, Inc.

------------------------

(+) Incorporated herein by reference to SoftNet's Registration Statement on Form S-3 (No. 333-65593)

(++) Incorporated herein by reference to Additional Exhibits of SoftNet's
    Registration Statement on Form S-3 (No. 333-65593)

(+++) Incorporated herein by reference to SoftNet's Form 8-K/A dated March 12,
    1999.

*   Filed herewith.

** Incorporated herein by reference to Additional Exhibits of the SoftNet's Form 8-K dated January 12, 1998

*** Incorporated herein by reference to Additional Exhibits of SoftNet's
    Registration Statement on Form S-3 (No. 333-45335)

****Filed previously.